As filed with the Securities and Exchange Commission on March 22, 2001.
================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON D.C. 20549


                                 AMENDMENT NO. 5
                                       TO
                                  FORM 10-SB/A


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12 (b) OR 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             OCEAN POWER CORPORATION
                               -------------------
                 (Name of Small Business Issuer in its charter)


              Delaware                                   94-3350291
              --------                                   ----------
  (State or Other Jurisdiction Of            (IRS Employer Identification No)
   Incorporation or Organization)


                         5000 Robert J. Mathews Parkway
                        El Dorado Hills, California 95672
                                 (916) 933-8100

           Securities to be registered under Section 12(b) of the Act

Title of each class                    Name of each exchange on which registered
-------------------                    -----------------------------------------
        None                                              None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT


                                 Title of class
                                 --------------
                          Common Stock, $.01 par value


================================================================================

                           FORWARD-LOOKING STATEMENTS

         IN ADDITION TO HISTORICAL INFORMATION, THIS FORM 10-SB CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS UNDER THE CAPTIONS "DESCRIPTION OF BUSINESS OPERATIONS," AND "MANAGEMENT'S DISCUSSION AND ANALYSIS," INCLUDING STATEMENTS CONCERNING (I) THE COMPANY'S STRATEGY; (II) THE COMPANY'S EXPANSION PLANS, (III) THE MARKET FOR THE COMPANY'S PRODUCTS; (IV) THE EFFECTS OF GOVERNMENT REGULATION OF THE COMPANY'S PRODUCTS; AND (V) THE EFFECTS ON THE COMPANY OF CERTAIN LEGAL PROCEEDINGS. BECAUSE SUCH STATEMENTS INVOLVE RISKS OF UNCERTAINTIES, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. READERS ARE CAUTIONED TO CONSIDER SPECIFIC RISK FACTORS DESCRIBED HEREIN (SEE ITEM 2 "MANAGEMENT'S DISCUSSION AND ANALYSIS OR
PLAN OF OPERATIONS," UNDER SECTION (a) "PLAN OF OPERATION"). THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY REVISE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES THAT MAY ARISE AFTER THE DATE HEREOF, EXCEPT AS REQUIRED BY ITS REPORTING OBLIGATIONS.


                                     PART I


ITEM 1.  DESCRIPTION OF BUSINESS


                                   The Company

         We were formed primarily as the result of the merger of PTC Holdings, Inc., a Delaware corporation ("PTC Holdings"), into PTC Group, Inc., an Idaho corporation ("PTC Group"). Set forth below is a description of the PTC Holdings/PTC Group merger and of certain other important transactions to which these entities have been parties. As we discuss below, our current management did not join PTC Group until consummation of such merger in June 1999. Therefore, the information provided below concerning the background of PTC Group is based on information that we have acquired through the books and records of PTC Group to which we have access, and from conversations with advisors to PTC Group prior to 1999 with whom we are in contact.

Certain Business Developments

         The Distributed Water and Power Business. Our current business of developing technology to produce modular distributed water and power systems began in early 1997 through three separate companies controlled by our current management for such purpose. It was intended that the following three companies each cover a certain segment of the business: Manufacturing Technologies Corporation ("MTC"), formed in 1997 as a Delaware corporation, would manufacture modular components for desalination and power generation; Integrated Water and Power Corporation ("IWP"), formed in 1996 as a Delaware corporation, would develop desalination technologies; and Advanced Power Sources Corporation ("APS"), formed in 1992 as a Delaware corporation, would develop power generation technologies.

         Merger of PTC Group and PTC Holdings. In early 1997, Messrs. Maceda and Campbell entered into discussions with Dr. Rocco Guarnaccia, Ph.D., a Swiss financier, concerning a plan to finance and develop the water and power businesses. As a result of these discussions, the parties agreed that MTC, IWP and APS would be consolidated into a single holding company, H-Power Technologies, Inc., a corporation formed in 1992 by Dr. Guarnaccia, as a Delaware corporation (H-Power changed its name in 1997 to PTC Holdings and to avoid confusion, we refer to it throughout this section as PTC Holdings). PTC Holdings had had no operations or outstanding capital stock since its inception. The financing plans arrived at contemplated that PTC Holdings would be combined with an existing corporation whose capital stock was widely held but which did not then actively conduct business. Pursuant to such plan, Dr. Guarnaccia identified and entered into discussions with Intryst, Inc., an Idaho corporation (Intryst), as a potential entity for a business combination with PTC Holdings. We believe that the management of Intryst entered into these negotiations because it desired to acquire and cause to be developed through Intryst the distributed and water and power technology owned by PTC Holdings. On November 10, 1997, Dr. Guarnaccia, who was the Chief Executive Officer and Chairman of the Board of Directors of PTC Holdings, became Chairman of the Board of Directors and Chief Executive Officer for Intryst for the purpose of effecting the business combination between Intryst and PTC Holdings. In anticipation of consummating a transaction with PTC Holdings, Intryst changed its name to PTC Group. Dr. Guarnaccia was responsible for establishing the terms of the business combination on behalf of both PTC Holdings and PTC Group, as Chairman of the Board and Chief Executive Officer for both entities and as such, the terms were not established through an "arms length" process.

         Pursuant to the financing plan described above, in March 1998 (in anticipation of the reorganization with PTC Group), capital stock of the MTC, IWP and APS, representing all of the issued and outstanding capital stock of such entities, was issued to PTC Holdings, in exchange for the assumption by PTC Holdings of an aggregate of $3.2 million of payables and indebtedness of the three companies, including approximately $625,000 of MTC indebtedness held by
Mr. Maceda and approximately $251,000 of MTC indebtedness held by Dr. Guarnaccia, a portion of which came from PTC Group. The remaining balance of indebtedness assumed by PTC Holdings constituted payables and other indebtedness owed to third parties. At the time of this acquisition, the outstanding capital stock of PTC Holdings was held by Messrs. Maceda, Campbell and an employee of PTC Holdings. Prior to 1997, none of PTC Holdings, MTC, IWP or APS owned any assets or conducted any business.

         In June 1998, PTC Holdings and PTC Group agreed to the terms of a reorganization pursuant to which PTC Group would acquire PTC Holdings through a stock for stock exchange. Under the terms of the agreement, (i) each share of PTC Holdings common stock was to be exchanged for one share of PTC Group common stock, (ii) Messrs. Guarnaccia, Maceda and Campbell along with two other designated individuals were to become the officers and directors of PTC Group,
(iii) an aggregate fee of 4,000,000 shares of PTC Group common stock (equal to 400,000 shares after giving effect to the August 1999 reverse stock split discussed below) was directed to be paid to up to four unspecified parties as a finders fee in connection with the reorganization, and (iv) a property in Vancouver, Canada, comprising the sole asset of PTC Group's sole subsidiary, PTC Holdings (Canada) Ltd., was to be assigned to a third party in consideration for the assumption of outstanding debt owed by such subsidiary for such property. The reorganization was conditioned upon PTC Group first consummating a private offering of $10 million. Under the terms for the proposed reorganization, but no accounting for the shares to be issued in the $10 million private offering, PTC Holdings shareholders were expected to hold, in the aggregate, approximately 80% of the outstanding equity of PTC Group after the reorganization and the PTC Group shareholders prior to the reorganization were expected to hold, in the aggregate, approximately 20% of the equity outstanding immediately after the reorganization. During the period from late 1997 to March 1999, in anticipation of the business combination PTC Group advanced to PTC Holdings an aggregate of $1,673,000.

         The aforementioned reorganization agreement was never executed, and the reorganization was never consummated, due to PTC Group's failure to raise the $10 million in pre-closing financing. In October and November 1998, Dr. Guarnaccia resigned from his positions as Chief Executive Officer and Director of PTC Holdings and Chief Executive Officer and Director of PTC Group, respectively. After Dr. Guarnaccia's resignation, the separate management teams of PTC Holdings and PTC Group resumed negotiations for a merger between the two companies. In January 1999, PTC Group and PTC Holdings announced a new plan to merge, and on February 17, 1999 (with further clarifying amendments agreed to on May 4, 1999), the parties signed a merger agreement pursuant to which PTC

Holdings would merge with and into PTC Group. The terms of the merger agreement were similar to those of the aforementioned reorganization agreement except that Dr. Guarnaccia was to have no management role with the surviving corporation and another individual was added as director in his place. Consummation of the merger was conditioned upon PTC Group raising $2.5 million through a private offering and securing commitments for an additional $2.5 million of funding. Although this condition was not fully satisfied on June 22, 1999, the merger was consummated on June 22, 1999 when PTC Holdings was merged with and into PTC Group and each outstanding share of PTC Holdings common stock was converted into
3.48 shares of PTC Group common stock, $.001 par value per share. Upon consummation of the merger, the former shareholders of PTC Holdings held, in the aggregate, approximately 80% of the outstanding equity of PTC Group and the former shareholders of PTC Group held, in the aggregate, approximately 20% of such outstanding equity. PTC Holdings had assets of approximately $700,000 at June 22, 1999 made up of $55,000 of fixed assets and $640,000 of notes receivable and miscellaneous other items, as well as liabilities of approximately $4,440,000 made up of trade accounts payable of $350,000 and related party notes payable of $4,250,000 as well as other accrued expenses.

         Re-incorporation\Reverse Stock Split. In July 1999, PTC Group changed its name to Ocean Power Corporation and then changed its state of incorporation from Idaho to Delaware through the formation of Ocean Power Corporation, a Delaware corporation, as a separate entity for such purpose and the subsequent merger of Ocean Power (Idaho) with and into Ocean Power (Delaware), pursuant to which each share of Ocean Power (Idaho) common stock converted into a share of Ocean Power (Delaware) common stock.

         On August 20, 1999, we consummated a 1 for 10 reverse stock split and changed the par value of our stock. Prior to the reverse split, we had outstanding 314,705,960 shares of commons stock, $0.001 par value per share. After the reverse split, we had outstanding 31,470,596 shares of common stock, $0.01 par value per share. Except as otherwise noted, all share amounts set forth in this Form 10-SB are presented as if the reverse stock split had taken place.

         Background of PTC Group. As described above, PTC Group was the predecessor entity of Ocean Power. However, our current management did not join PTC Group until consummation of the merger of PTC Holdings and PTC Group in June 1999, nor did PTC Group pursue our current business of developing modular water desalination and power generation technology until such time. Therefore, the information provided below concerning the background of PTC Group is based on information that we have acquired through the books and records of PTC Group to which we have access, and from conversations with advisors to PTC Group prior to 1999 with whom we are in contact.

         PTC Group was formed in 1969 as an Idaho corporation under the name Kaniksu American Mining Company, for the purpose of developing real property and mineral resource prospects. We believe that Kaniksu was engaged in limited and sporadic mining operations from 1969 through 1987, and then ceased business operations sometime between 1988 and 1995. In March 1996, Kaniksu (which had changed its name to Kaniksu Ventures) acquired Tessier Resources Ltd., a Manitoba corporation, from VentureTech, Inc., an Idaho corporation, for (a) $3.0 million aggregate principal amount of debentures convertible into Kaniksu common stock at $1.50 per share (without giving effect to the August 1999 reverse stock split, as discussed above), and (b) a commitment to issue to shareholders of VentureTech as of a specified date, an aggregate of 310,000 shares of Kaniksu common stock and options to purchase up to 620,000 shares of Kaniksu common stock at a purchase price of $2.25 per share (after giving effect to the reverse stock split described below, the commitment is for the issuance of 31,000 shares and options to purchase 62,000 shares of common stock at $22.50 per share). We believe that Tessier had assets of approximately $186,000 primarily made up of machinery and equipment, and liabilities of approximately $241,000 made up of notes payable, accounts payable and amounts due to Kaniksu. The options will expire sixty days following their date of issuance. We do not believe that any financial advisor was retained by Kaniksu in connection with the acquisition. Tessier, directly and through its wholly owned subsidiary, Pulverizer Systems, Inc., was the developer and owner of unique non-chemical mechanical ice and compact snow removal systems for use on highways, airport runways, sidewalk and railroad crossings. We believe that Kaniksu acquired Tessier because it intended to develop the aforementioned technology into a business operation. The then-current board of directors of Kaniksu American Mining approved the terms of the acquisition of Tessier from VentureTech, Inc. As a condition of the acquisition, the then current board and officers of Kaniksu agreed to resign and be replaced by a board designated by Pulverizer Systems, a wholly owned subsidiary of Tessier, and to change its name to Kaniksu Ventures Inc. Immediately thereafter, Mr. Craig Bampton, a representative of VentureTech, was appointed President and Director of Kaniksu Ventures, and Ms. Alyssa Bampton and Mr. G. Michael Cartmel were appointed as Directors. At the time, Ms. Bampton was an officer of VentureTech and Messrs. Bampton and Cartmel were directors. On March 13, 1996, the aforementioned new directors and officers of Kaniksu Ventures consummated the previously approved transaction with VentureTech.

         As of June 1999, VentureTech had converted the entire outstanding balance of the convertible debenture into 200,000 shares of PTC Group common stock. As a successor by merger to PTC Group, we remain obligated to issue to eligible shareholders of VentureTech the shares and options described above, which issuance will be made pursuant to a registration statement under the Securities Act of 1933, as amended.

         In October 1997, Intryst divested the Tessier business by transferring the capital stock of Tessier to persons who were affiliated with VentureTech and Tessier, including former shareholders of Pulverizer prior to its ownership by VentureTech. The consideration to Intryst for this transfer was the assumption by Tessier of outstanding liabilities owed by Kaniksu in connection with Tessier, including an obligation to fund the development of Tessier's technology.

         We are a Delaware corporation with our principal address at 5000 Robert
J. Mathews Parkway, El Dorado Hills, California 95672.

                                  The Business

Our plan is to become the first global distributed power and seawater desalination company with an emphasis on developing and utilizing renewable energy sources. The historic trend worldwide has been to produce power at large, central plants and to ship it, via transmission lines, to the consumers. Usually, water has been similarly collected at a central site (a lake, well, aquifer, river, reservoir, or dam) and transported by canal, pipe, truck, or ship to the ultimate consumer, which may be located many miles from the source. By contrast, distributed power and seawater desalination involves the local production and local consumption of both clean water, that is suitable for drinking, bathing or other uses, and useable electric power. Our plan is to continue to develop or acquire a portfolio of advanced technologies (or interests in such technologies) such as Stirling engines, fuel cells, chemical-free water treatment, instrumentation, solar concentrators and to continue to combine these technologies into integrated systems for the economic and profitable generation of distributed power and water.

Our plan is to have these distributed sources supply power and water to local customers, via regional joint venture partners. We expect to earn income from the sale of equipment, engineering service, and spare parts to the joint ventures and then to participate in the ongoing profits from the sale of both water and power. We expect to own 49% of the venture's equity interest, but will retain ownership and control of the proprietary technology comprising our H2OkW Systems. Details of the intended joint ventures are described in the distributed water and distributed power sections.

The company recognizes that the market for distributed power and water is driven by population growth, economic growth, institutional reform, deregulation, concern for the environment, and depletion of resources, and advancing technologies. We intend to capitalize on these opportunities by developing distributed seawater desalination, distributed power generation and renewable energy technologies.

Distributed Seawater Desalination

Our plan is to develop and produce seawater desalination systems initially powered by existing grid power and other power sources such as Stirling engines, solar concentrators and, eventually, advanced alkaline fuel cells. We believe that these systems will be able to produce potable water in targeted geographic regions globally that conforms to applicable government standards in sufficient quantities to satisfy the growing demands of seawater desalination market and at less than prevailing costs. In general our objective is to become the next generation alternative source of potable water and electric power. In certain regions we may become the only next generation source.

Our desalination systems (which we call our H2OkW Systems) will be modular to the extent that various subsystem modules will be built remotely as separate components and installed on site. The total system will be a series of transportable modules designed around standard shipping containers, allowing it to be installed quickly at or near the anticipated market for the water. This modular design also allows for incremental expansion of the facilities to satisfy growth in demand.

Management believes the growth in demand, commercial privatization of municipal functions such as water production, degradation of existing supplies (by both contamination and stress from demand outpacing supply) and an increased environmental awareness (such as the adoption of the Kyoto Protocols and the development of international water standards), have resulted in increased demands on the water and power industries. In the past, the water and power have been satisfied through the construction and operation of large centralized plants. Ocean Power's design should allow autonomous, modular system design with short time from order to commissioning, lower site labor costs, and lower operating and maintenance costs. Management believes this design should fit well into the growing distributed utility market, where the sources or generation of power and water are "distributed", rather than their output.

Our plan is to commercialize the output (i.e. power and water) of our H2OkW Systems through joint ventures to which we expect to license the exclusive right to install and operate our system in a specified geographic region for seawater desalination and electric power generation. We will select joint venture partners based on the strength of their financial, political and engineering capabilities. The joint ventures will be operated by our third party joint venture partners, which we expect will own 51% of the venture's equity interests. We expect to own a 49% interest in each venture's equity and will retain ownership and control of the proprietary technology comprising our H2OkW Systems. The local joint venture partner is expected to finance, operate and maintain the local systems. We intend to sell the necessary equipment to the joint venture to operate the system, and to receive a percentage of the profits from the sale of water and power, by the joint venture partner.

         Market for Distributed Water

Water is necessary for human survival, and therefore the market demand for water in any particular country is a factor of its population and their standard of living. The U.S. Agency for International Development, the World Bank, the World Health Organization, and the standards from the United Nations Earth Summit set the daily basic water requirement or "BWR" of clean water for drinking or sanitation for each human at approximately 20 to 40 liters per day which can be measured as 0.02 cubic meters to 0.04 cubic meters or 5.2 gallons to 10.65 gallons per day. Historically, this potable water has been provided by water agencies, governments, or by community organizations. Adding minimum levels of water for cooking and bathing raises the total daily BWR to approximately 50 liters (0.05 cubic meters or 13.2 gallons) per day per human. According to The World's Water by Peter H. Gleick, most of the industrialized world consumes ten to fifteen times that amount per person per day (for example New York City is currently consuming 640 liters or 169 gallons per person per day, according to Scientific American, February 2001). Gleick reports that billions of people in other parts of the world do not have access to the minimum amount of potable water. Since the consumption of water to maintain personal comfort will vary, based on the availability and cost of water, future demand in many regions is difficult to project. Management believes, however, that increased demand for potable water will continue due to its life-giving quality, increases in standards of living around the world and degradation of historical sources. Further, the growing efforts to treat water as an economic good are yielding approaches which favor unsubsidized water with the real cost of water being charged to each user. The markets, which the Company has chosen for its initial joint ventures, were targeted because they have: a high current price of water; a current and projected shortage of water; an economic, political, and legal accommodation of privatization; and minimum existing competition.

The International Desalination Association estimates that the seawater desalination industry globally has installed a total water production capacity of about 22,000,000 cubic meters per day over the past 30 years. Over the past 10 years, new plant installation has added an average of about 1,000,000 cubic meters of potable water per day each year. This represents about $1.5 billion in equipment sales per year, or about $3 billion in total capital cost for installed plants per year. In terms of capacity, the vast majority of installed systems continue to use distillation technology as opposed to reverse osmosis or other technologies. However, the number of worldwide suppliers of seawater distillation systems has diminished from approximately 20 in 1989 to less than 10 in 1999, thus reducing the number of potential competitors to our distillation technology.

Traditionally, the world markets for seawater desalination and power systems of any significance have been government owned and highly conservative. These have traditionally been municipal utilities. We believe the current global market environment provides an opportunity for the commercial success of privately owned water and power systems. Examples of private water and power utilities are now numerous and demonstrating cost effectiveness to governments around the world. In France, the water systems have been operated by the private sector for over 100 years. In the United Kingdom, the water systems were 100% privatized about a decade ago. By focusing on privately owned systems, the set of decision-makers is reduced to a few individuals with authority and the motivation to make a profit. This speeds the decision making process and will hopefully shorten the sales cycle. Ocean Power intends to enter selected regional markets, initially in international markets. Currently in the US, only about 15% of the population gets its water from a private utility or operator, according to Reason Public Policy Institute, Privatization Center statistics. Ocean Power intends to accommodate markets within the United States as demand, decreasing supply, increasing water standards and deregulation create greater opportunity for private water ventures.

         Our Solution: The H2OkW System.

H2OkW Systems refers to the Company's integrated systems that remove salts and other impurities from seawater (desalination) to produce potable water. These systems require electrical power that can be supplied by existing electric grid suppliers or a variety of power technologies which will reduce the cost of the potable water produced, such as Stirling engines, concentrated solar photovoltaic concentrators; and eventually, advanced alkaline fuel cells. Our goal is to produce drinking water that conforms to applicable government standards in quantities to satisfy the growing demand for seawater desalination in the global market. Where needed, these systems can be designed to produce excess electrical power that can be sold, in addition to the water, to local consumers.

The system is a series of transportable modules designed around standard shipping containers, allowing it to be installed quickly at or near the anticipated market for the water and in flexible arrangements. The systems will integrate key subsystems containing our proprietary technology with standard commercial components. Our desalination system is modular to the extent that various subsystem modules are installed rather than built on-site. It is expected that site preparation will be completed by local contractors in accordance with our specifications for the number of modules required to service the site. This approach is expected to allow operators of our system to create any size installation greater than 1,000 cubic meters per day, from multiple modules.

The specific set of technologies selected for a particular system will be dependent on factors unique to the particular location for the system. Examples of these factors include fuel or energy availability, seawater chemistry, and applicable water quality requirements.

Our H2OkW Systems generally consist of five subsystems:

         1. Pretreatment Subsystem
         2. Desalination Subsystem
         3. Post Treatment Subsystem
         4. Pump and Support Equipment Subsystems
         5. Power Subsystems

The following discussion describes each subsystem.

         Pretreatment Subsystem

After seawater is transported to the shore via the Pumps and Equipment Support subsystem described below, this subsystem conditions the seawater being drawn into the system so as to destroy living organisms found in the seawater and to control various qualities of the seawater, such as its tendency to form various soft scales (the tendency of seawater to foam when there is a high concentration of organic material present). In most commercial desalination systems, these functions are accomplished by pumping seawater directly from the ocean, and treating the seawater with significant quantities of various chemicals which then pass back into the ocean as part of the waste stream byproduct of the desalination process.

We are developing a set of physical and electrochemical water treatment equipment which is aimed at accomplishing the required seawater pretreatment without the production of a chemical waste stream and which is intended to be more economic than the current pretreatment techniques. Equipment for this subsystem is likely to be a combination of commercially available components together with our proprietary equipment now in development.

The initial component of this subsystem is expected to be an ozone generation system based on work done by the Kharkov Institute of Physics and Technology, or KIPT, in the Ukraine. This is the only technology the company has been able to identify that operates on ordinary air instead of pure oxygen. This dramatically reduces the cost of the ozone and therefore improves system economics.

Since November 2000, the Company has been testing three ozone generators at its facilities in El Dorado Hills, California. Results to date have verified the basic performance of the KIPT units. We are now in discussion with KIPT and the US Department of Energy (DOE) to develop the next phase of a commercialization program for this technology. The DOE is in the process of filing appropriate worldwide patents while Ocean Power is has begun developing the vendor base for components that can be purchased in the US. Additional testing of a larger unit (about 1% concentration at 100 mgs/hr) is planned for the early spring while the smaller units (less than 1% concentration at 100 mgs/hr) that have already been tested will be put into field tests with potential customers early this summer.

         Desalination Subsystem

The heart of any desalination system is the subsystem that removes the salts and other impurities from the seawater. We expect that the H20kW Systems will be able to accomplish seawater desalination using two different technologies: seawater reverse osmosis and thermal distillation. Each of these processes will have the same standard module capacity of 1,000 cubic meters of potable water per day.

As part of the distillation technology development, in January of 2000 Ocean Power completed its water quality certification of the distillation subsystem intended for use in its H2OkW Seawater Desalination system at Ghar Lapsi in Malta. Certified tests conducted by the Laboratory Division of the Institute of Water Technology of Malta together with analysis by Richard Morris & Associates of Glasgow, Scotland yielded water quality results that met or exceeded those set by the World Health Organization, United States Environmental Protection Agency, and European Union. The system has remained in Malta for a series of long-term operation tests, maintenance procedure development and product improvements.

Our initial plan is to produce the H2OkW System using seawater reverse osmosis or SWRO technology supplied to us by Malta Desalination Services, Ltd. For a discussion of our arrangements with Malta Desalination Services, Ltd, see our Strategic Partnerships section. We are also currently developing a version of the H2OkW System that uses thermal distillation technology instead of SWRO.

Seawater Reverse Osmosis (SWRO). Water desalination systems using SWRO technology are currently commercially available. In the SWRO process, water from a pressurized saline (seawater) solution is separated from the dissolved salts by forcing the solution through a water-permeable membrane. The liquid flowing through the membrane (known as permeate) is encouraged to flow through the membrane by the pressure differential created between the pressurized feed or supplied seawater and the clean water produced, which is at near-atmospheric pressure. The remaining feed water continues through the pressurized side of the reactor as concentrated salt water known as brine. No heating or phase change (i.e. liquid to vapor to liquid) of feed water takes place. The major energy requirement is for the initial pressurization of the feed water.

In practice, the feed water is pumped into a closed container, against the membrane, to pressurize it. As the product water passes through the membrane, the remaining feed water and brine solution becomes more and more concentrated. To reduce the concentration of dissolved salts remaining, a portion of this concentrated feed water-brine solution is withdrawn from the container. Without this discharge, the concentration of dissolved salts in the feed water would continue to increase, requiring ever-increasing energy inputs to overcome the natural increase of equal concentrations of fluid on both sides of the membrane's (osmotic) pressure.

We are currently in discussions with Malta Desalination Systems (see Strategic Partnership section) a manufacturer of reverse osmosis desalination systems to provide SWRO systems for the H2OkW System. Based on our observation of this desalination system in use and on information supplied to us by Malta Desalination Systems, we believe that this desalination system is one of the most efficient SWRO systems available, due to its energy recovery capability and operation and maintenance protocols. Management believes this should make our SWRO version of the H2OkW system competitive in the world market. We expect that the SWRO desalination subsystem will employ commercially available membrane, pressure vessels, pumps and energy recovery components in a configuration which accomplishes water production from seawater at less than 3 kilowatts per hour (3 kWh) per cubic meter of potable water. (Conventional systems operate at more than twice these power levels.) Further, we expect that the SWRO desalination subsystem will be configured to best employ the waste heat of the power subsystem to increase system efficiency by using the recovered heat to enhance the desalination process. The current design of the H2OkW System contemplates integrating up to four skid-mounted, SWRO desalination subsystems working together to provide in the aggregate up to 4,000 cubic meters (roughly 1 million gallons) per day of drinkable water, which meet the current water quality standards of the European Union, World Health Organization (WHO) and U.S. Environmental Protection Agency.

Our ability to produce the H2OkW System using SWRO is dependent upon our company coming to an agreement with Malta Desalination Systems concerning the production of these subsystems. We expect to come to such an agreement in March 2001. For a description of our discussions with Malta Desalination Services (MDS) see our Strategic Partnerships section.

Thermal Distillation Technology. In thermal distillation desalination, seawater is boiled to produce steam, leaving salts and impurities behind. This steam is then cooled and condensed back to liquid in the form of potable water.

We currently are developing technology that we believe will permit us to produce a configuration of the H2OkW System that desalinates seawater using thermal distillation technology instead of SWRO technology. We believe that successful implementation of this technology will permit the H2OkW System to cost-effectively produce potable water that will exceed the existing water quality standards maintained by the World Health Organization, European Union and the U.S. Environmental Protection Agency and any additional standards issued in the future.

Our thermal distillation technology for seawater desalination employs a process known as vapor compression distillation. This system boils water and leaves behind impurities in a discharge that is put back into the ocean while producing drinkable water by capturing the steam and condensing it back into potable water. This process is potentially more economic than MDS's SWRO subsystem because it should require less operational and maintenance costs, produce more potable water per unit per seawater input, and produce higher quality water. All of these features should lower the cost of the desalinated water produced. The process has been commercially available for more than 50 years, but the high cost of equipment and materials resistant to corrosion and the contaminants found in heated seawater has prevented vapor compression distillation from being economic or reliable enough for commercial use for seawater desalination. As a result, Ocean Power is currently developing a new configuration of the vapor compression process, which if successful we believe will be more reliable and cost-effective than historic designs.

Our initial vapor-compression equipment would employ a mechanical compressor and a plastic evaporator/condenser assembly in a vacuum vessel. Most heat exchangers and evaporator/condenser assemblies currently commercially available are made from metal sheets or tubes. This is far more expensive than a plastic system and its market is therefore limited to sites where energy is virtually free, such as in a hybrid configuration with adjacent power plants (without this "free" energy, these systems are uneconomical in most water markets due to the cost and limited life cycle of the metal components, added to periods of lost operation during repair and labor, that can only be balanced by no cost of power). Our initial implementation of vapor compression is referred to as Mechanical Vapor Vacuum Compression or MVVC. It heats pretreated seawater in a commercial heat exchanger, capturing as much heat as possible within the vapor compression cycle to enhance the efficiency of the vapor compression distillation process. The heat exchanger captures most of the waste heat in the outgoing brine and product water and exchanges it into the incoming seawater. Increased retention of heat improves the overall cycle efficiency since the seawater enters the cycle at a temperature closer to the required boiling point. It then passes the seawater into a vacuum vessel where the seawater is boiled at low temperature from contact with a plastic evaporator. The resultant steam is compressed by a mechanical compressor and fed to a plastic condenser connected to the evaporator where the steam condenses as desalinated water.

The components of our MVVC subsystems are currently available to us from multiple sources, although none of these commercial items yet meet the efficiency goals set for the H2OkW system. We expect MVVC to be available sometime in 2002 upon completion of on-going systems engineering and vendor selection.

We have begun a development program aimed at developing an improved version of vapor compression equipment, which is referred to as Ejector Vapor Compression ("EVC"). We believe the program should yield a Vacuum Vapor Compression subsystem, which meets our efficiency and equipment cost goals. The first test system of this configuration is expected to be available late 2002. A key aspect of EVC for seawater desalination is the use of a highly reliable ejector in place of a less efficient mechanical compressor. The ejector will perform the same function as the mechanical compressor using a jet of steam and is the subject of an Ocean Power provisional patent with the U.S. Patent and Trademark Office.

The ejector will be combined with improved plastic heat exchange surfaces that create one surface in the vacuum vessel holding the evaporator that is "hydrophilic" to seawater in a partial vacuum. A hydrophilic surface is one that causes water to spread seawater uniformly over the boiling surface of the material due to physical and/or electrochemical forces. By accomplishing this condition, the heat transfer in the plastic heat exchanger is greatly increased and, therefore, is more efficient because the total power consumption of the desalination system is reduced. This is a specific implementation of a concept for which Ocean Power has a provisional patent application with the US patent and Trademark Office.

Like the SWRO desalination subsystem modules, a single subsystem utilizing either the MVVC or EVC module is intended to be capable of producing 1,000 cubic meters of product water per day. Unlike the SWRO technology, both the MVVC and EVC are expected to produce much higher quality product water to address current and developing European Union and U.S. EPA standards. SWRO technology acts as a simple filter that allows only a small percentage of impurities through, while distillation involves a change of state from liquid to steam. Just as in nature, when water becomes vapor, the salts, metals and other impurities are left behind.

We are also developing another generation of the EVC referred to as the Concrete Vessel ("CV") equipment. This configuration is expected to employ all the components of the EVC subsystem except that it will allow the vacuum chamber to be constructed on site from less expensive economic materials such as concrete. The CV subsystems are being designed to meet water requirements starting at a minimum of 10,000 cubic meters of potable water per day. We expect that this larger capacity CV subsystem will be deployed in H2OkW System servicing potential domestic and global customers with large, single site, water production requirements. For example, a system configured with this capacity could serve as a secondary water source for a coastal community with a population of 100,000 or more people, and as a primary water source for a coastal community of 20,000 or more people. The specific size of the community that might be served by the CV subsystem configuration of the H2OkW System will depend upon local per capita water consumption (which is a function of numerous cultural, economic and regulatory parameters as well as the cost of local water distribution and energy). Both the EVC and CV configurations of the equipment are expected to have greatly improved specific power consumption (i.e. the amount of electrical power required to produce a unit of water) than the MVVC equipment.

         Post Treatment Subsystem

This subsystem includes sets of commercially available equipment to adjust the pH (the measure of acidity or alkalinity of a liquid) of the desalinated water and accomplish storage and residual water quality control. This subsystem is not always required, depending on the pH of the input seawater, storage requirements and distribution infrastructure (plastic or metal pipes) and will be configured to each specific site. All components are readily available today from multiple vendors and we do not intend to manufacture them.

         Pumps And Support Equipment Subsystems

This subsystem accomplishes the lift of the seawater to the pretreatment subsystem, the delivery of the desalinated water and the disposal of the brine. This subsystem also includes the monitor and control equipment, often referred to in the industry as SCADA (Supervisory Control and Data Acquisition) equipment as well as power conditioning and distribution and liquid distribution components. All the equipment comprising this subsystem is currently available to us from multiple vendors and we do not currently intend to manufacture any of these components.

         Power Subsystems

The power subsystem produces the electrical power required to desalinate seawater. Power is the largest potential cost associated with the operation of the Company's proposed desalination systems, therefore we will continue to develop, license and acquire technologies that we believe will increase energy efficiencies and thereby reduce the cost of the potable water produced by the H2OkW Systems.

The integration of the power subsystem with the rest of the H2OkW System may involve more than simple power connection. The waste heat produced by certain power subsystems, such as fuel cells, through their operation may be employed by the H2OkW System so as to achieve an overall system efficiency increase, as less heat generation is required to desalinate water.

Additionally, when desired by the local customer, the system can be configured to produce more power than needed by the H2OkW system. Our plan is to offer such excess power for commercial sale through our joint venture partners.

The appropriate power source to power a specific H2OkW System will be selected based upon local fuel availability, local grid conditions and environmental constraints. Examples of power sources for our system include:

Grid Power. The H2OkW system can be designed to draw electrical power from an existing power grid. For much of our target market, this is not a viable power source, due to a lack of availability, environmental regulation and the cost of grid or non-distributed power. However, where there is a grid, the H2OkW system can buy power from local suppliers just like any other industrial customer.

On-Site Commercial Power Generators. The H2OkW system can be operated using electrical power from a variety of commercially available power generation equipment such as industrial gas turbines, micro turbines or conventional diesel engines. These systems are currently available to Ocean Power from a variety of suppliers. We expect these power sources will be interim solutions until more advanced renewable power systems are available.

On-Site Small Power Generation. We anticipate that our H2OkW System will be able to operate from electrical power generated by our Stirling engine technology. Stirling engines are currently being engineered for volume manufacture by Ocean Power's Stirling subsidiary, Sigma Elektroteknisk AS of Norway. When Stirling engines are employed as the primary power source of our system, both the electrical and thermal outputs of the engines are expected to increase the efficiency of the desalination system. Although the initial Stirling systems from Sigma will be small and designed to satisfy residential power requirements, subsequent generations will be joined together to form larger systems of multiple Stirling engines capable of supplying the needs of our H2OkW systems.

Wind Power. Under certain circumstances, our H2OkW System can be operated off of the electrical power produced by wind turbines. Wind turbines require very specific local wind conditions, and therefore this technology would generally be used as a power source for the H2OkW System in conjunction with one of the other candidate power system technologies described herein in a hybrid configuration. Today this technology is available to Ocean Power, as purchased items, through a variety of equipment suppliers.

Solar Power. Our H2OkW System can operate on electrical power from solar heated Stirling engines or from concentrated photovoltaic technology. A solar Stirling approach can be used in a hybrid configuration, where heat from the sun is used, when available, and a fuel, such as natural gas, is used on cloudy days or at night. Concentrated photovoltaic (PV) systems can be used in a similar manner. Ocean Power plans on using concentrated PV late in 2001 through our planned partnership with Science Applications International Corporation. (see Strategic Partnerships section of our Distributed Power general discussion). This program will bring their second-generation solar dish to commercial production. As Stirling engines become available, they will be added to this product line.

Advanced Alkaline Fuel Cell. We anticipate that our H2OkW System will use electrical power from proprietary alkaline fuel cell technology and its related electrochemical fuel processor, which is currently in development. Initially, fuels will be natural gas, diesel or plant material, vegetation, agricultural waste or other biomass used as a fuel or energy source. We expect that the demonstration of these systems will start in 2001 with commercial availability planned for 2003. Management believes that when developed and commercially available, this power technology offers the potential of the lowest cost product water from the H20kW Systems.

Sea Kinetic. We are not currently developing, but are in discussions with suppliers of, equipment that would convert the kinetic (or motion) energy from the ocean into electrical power. This power source, much like wind power, is most likely to be employed, if at all, in a hybrid configuration with one of the other power sources discussed here.

Modular system design:
Our H2OkW Systems will utilize factory-tested modules with standardized interfaces, dimensions and capacities. The result will be ease of shipment, assembly, maintenance and repair. It also will allow the plant capacity to be quickly increased to support growth in demand.

Our approach of creating larger installations from multiple small units is not the traditional approach to either power or water plant design. Traditional companies have sought economies of scale from larger and larger plants. We will attempt to realize economies of scale by building more units rather than building additional, capital-intensive, large-scale facilities. This has been the successful approach of the semiconductor industry for memory chips (computers do not have one large memory chip but use arrays of smaller capacity units) and heating industry for home boilers. The advantages of this approach are increased reliability and reduced unit cost through higher unit production volumes.

Whenever possible, the system and subsystem level components will be mass-produced using standard high-rate manufacturing processes. Although some of the manufacturing of our advanced technologies will eventually be done to our specifications by qualified subcontractors (such as Ricardo), the initial SWRO products consist mostly of standard components that will be purchased and delivered using conventional supply-chain management, just-in-time inventory control and enterprise resource planning. We, or our subcontractors, will integrate these components and subsystems into factory tested modules that will then be shipped to plant sites. At this time Ocean Power is in the process of identifying qualified subcontractors to support its anticipated sales. The final integration of the complete H2OkW System will be done on site, to Ocean Power's specifications, and by our joint venture partners.

To the best of our knowledge, we are the first company to attempt to reduce the end cost of desalinated seawater and power by applying the high-rate manufacturing processes to the various components and subsystems making up its H2OkW System. Since historically each water plant was individually designed and built on site, this has not traditionally been done for either water or power plants. High-rate manufacturing processes for the desalination equipment include continuous forming and sealing of plastic heat exchange assemblies, automated injection molding of liquid distribution manifolds and ejector housings and continuous hydrophilic treatment of plastic films for evaporators. In order for the Company to do business internationally, especially in infrastructure services such as water and power, all manufacturing will be done by contractors that meet the internationally accepted ISO 9000 quality management and quality standards. The ISO 9000 series is a set of five individual international standards on quality management and quality assurance used by manufacturing and service industries. These standards document the elements of a quality management system used to ensure products and services meet customers' expectations. The standards were developed by the International Organization for Standardization (ISO), a specialized international agency for standardization composed of the national standards bodies of 91 countries.

From basic technology through site preparation and assembly, water and power cost is the factor determining all design decisions. Mass-produced standardized distillation and power modules will be configured to meet the customers' specific needs and timetables. In all cases, the preference will be to use the lowest-cost, preferably indigenous, energy source and renewable energy sources will be a priority as long as they make economic sense.

The current H2OkW System and all the planned product improvement programs are designed to service a set of economic goals, that reduce the cost of a cubic meter of potable water produced. The largest cost component of seawater desalination is the power requirement. Our cost of power figures, or kilowatts per hour, referenced below, are based upon our belief that following our integration of grid power, then Stirlings and finally fuel cells, the kilowatt per hour cost will be $0.08, $0.05 and $0.02, respectively. Today using Mechanical Vacuum Vapor Compression technology and conventional pretreatment methods, we can produce a cubic meter of potable water from seawater for approximately $1.00 using electrical power at $0.08 per kilowatt hour. The same system using SWRO reverse osmosis technology can produce a cubic meter of potable water for approximately $0.70 with same energy source. Upon introduction of our EVC technology, the H2OkW System is expected to produce a cubic meter of higher quality potable water for less than $0.70 and using power at $0.05 per kilowatt hour. With the completion of the development of the CV technology, we estimate the cost of potable water to be less than $0.50 per cubic meter, using power at $0.05 per kilowatt hour.

Our goal, by 2005 with the expected integration of fuel cell power subsystems and at medium potable water production rates (at least 30 each one million gallon per day systems), we expect water production costs less than $0.25 with power costs at $0.02 per kilowatt hour. These are our best estimates of the economic goals which we believe can be met at the various stages of our H2OkW System technology development.

Our Business Strategy

We anticipate that production of potable water by desalinating seawater with an H2OkW System, will be done by regional joint ventures. For each target market for potable water, we expect to form a joint venture with a third party. These joint ventures will finance, build, own, operate, and where appropriate, transfer, the H2OkW System. These systems will sell the potable water and excess power to their local customers under long-term (e.g., 15-25 year) purchase contracts.

The Company will generally seek to maintain a minority ownership position in these joint ventures and to procure a share of the ongoing income from water and power sales through negotiations on a case-by-case basis. Generally, we expect to sell the H2OkW System equipment at a profit to the joint venture, and participate, on a percentage basis, in the ongoing profits of the operation. The joint venture partners will be selected for their capabilities in the areas of market development, finance, civil engineering, project management and experience with local political structures. It is expected that site construction will be done by local contractors, in accordance with our specifications.

We are currently working to establish a joint venture pilot program. The initial H2OkW System installations will allow the Company and its joint venture partners to demonstrate their ability to enter the market successfully. They will also allow us to accumulate real world operational and maintenance experience. These initial plants are designed to produce high-quality, potable water with no excess electrical power. Each deployed system will utilize multiple Seawater Reverse Osmosis (SWRO) desalination modules. Each of these modules will be capable of producing up to 1000 cubic meters of potable water per day at commercially competitive costs. One million gallons of potable water production per day has been selected by Ocean Power as a standard potable water output volume for it's pilot desalination plants. Therefore, four of these proposed modules will be needed to construct an H2OkW System capable of producing 4,000 cubic meters or one million gallons per day (1mgd) of potable water. We believe that this size is an ideal capacity for a small resort, industrial park or community in regions where individual water consumption is no more than 100 gallons per day per person. Several such SWRO pilot plants are planned for installation in our joint ventures' territories during 2001.

Depending on the customs and business practices of a particular region, Ocean Power has developed a series of documents that it uses to develop its regional joint ventures. These are:

Letter of Intent. This document contains binding provisions relating to the conduct of confidential due diligence but is otherwise simply a non-binding exploration of possible affiliation.

Memorandum of Understanding. This document provides a statement of agreement as to certain aspects of a possible affiliation. It may or may not include an obligation to continue working towards a binding joint venture agreement.

Heads of Agreement. This document provides a detailed statement of the nature of the intended affiliation with the obligation to work diligently and in good faith to negotiate and enter into a binding joint venture agreement.

Joint Venture Agreement. This document creates the operating committee of the proposed venture as well as the business plan, approval procedures and defines the other required documents and agreements.

We are currently in discussions with third parties to form joint ventures and develop pilot plants in Greece, Mexico and the Caribbean and other countries.

         Greece.

On February 23, 2001, we entered into a Joint Venture Agreement with Apollo Water and Power International, Inc., a Nevada Corporation ("Apollo"), for the development of private water and power systems in Greece and the Greek portion of the island of Cyprus utilizing the H2OkW System. The principal elements of this joint venture agreement are summarized as follows:

1.) The actual work in the territory assigned by this joint venture, Greece and Cyprus, will be undertaken by a Greek limited liability entity jointly owned by us (49%), and Apollo (51%).

2.) By contract, we cannot undertake any water or power related activities in Greece and Cyprus except through the venture entity. Neither Apollo nor the venture entity can undertake any water or power related activities outside of Greece and Cyprus and, within Greece and Cyprus, will only undertake water and power related activities through the venture entity.

3.) We will contribute the rights to use our intellectual property to the joint venture (OPC trademarks and know-how, related to the design, manufacture and construction of water and power production systems). All intellectual property will remain our sole property. All rights to advances and improvements to the intellectual property and all derivative technologies developed by Apollo or the venture entity will be granted to us on a royalty free basis. The venture entity will be licensed to use Ocean Power Corporation's trademarks in accordance with Ocean Power Corporation's current trademark guidelines (subject to US and international trademark laws).

4.) The day-to-day control is to be vested in the venture entity. Our ability to direct the venture is limited to our chairmanship of, and membership on, an operations committee. This committee must unanimously approve the annual business plan of the venture entity, which will include an itemized budget and any other items the chairman of the operations committee deems appropriate.

5.) If the venture entity is terminated for any reason, we have the right to acquire the territory and sole ownership of the venture by purchasing all of the shares of Apollo. Should we choose not to purchase such shares, Apollo is allowed to tender a single price per share at which it is willing to buy our interest. If Apollo becomes the purchaser, it will be granted a five-year right to build and operate our systems in the territory for payment of royalty fees. In the event neither party purchases the venture, the venture will be dissolved and its assets sold.

6.) The joint venture agreement is not binding on either party unless the supporting documents: an Operating Agreement, Terms of Trade Agreement, Terms of Service Agreement, Trademark License, a Business Plan, and Shareholder Agreement are executed within 60 days of the date the joint venture agreement is executed by both parties. We are currently working to try and complete and execute the supporting documents within the 60 day period.

         Mexico.

We have entered into a non-binding Heads of Agreement with CIMA Capital Corporation an international financial services and infrastructure development firm in Mexico City, Buenos Aires and Sausalito, California. Their business is developing private water and power infrastructure. The Heads of Agreement provides for the establishment of a joint venture and execution of a joint venture agreement and supporting documents identical to the Apollo agreement described above. The agreement identifies the affiliate as CIMA Capital, LLC, with headquarters in Sausalito, California. The agreement also identifies the operating territory to be Mexico. The Heads of Agreement was executed on 30 March 2000. Management expects that a joint venture agreement similar to the one signed by Apollo will be executed during the first quarter of 2001.

         Caribbean.

On February 23, 2001, we entered into a Joint Venture Agreement with Caribbean Water and Power, Inc. ("Caribbean") for the development of private water and power systems in the Caribbean Sea basin region utilizing the H2OkW System. The agreement is identical to the Apollo joint venture agreement, except that the operating territory is a specific list of twenty-eight countries, territories, and islands throughout the Caribbean basin and the venture entity is allowed to establish sub-ventures to perform certain of the venture's anticipated activities such as site construction, commissioning, operations and maintenance. As with the Apollo joint venture agreement, we are currently working to try and complete and execute the supporting documents within the 60 day period.

Strategic Relationships

We have entered into, or, are currently negotiating the terms of, certain strategic relationships with third parties relating to various aspects of the H2OkW System.

         Water Services  Corporation

We are currently negotiating the terms of a joint venture arrangement for the initial production of the Reverse Osmosis subsystem for the H2OkW System with Water Services Corporation, a Maltese government owned public Limited Liability Company ("WSC"). We anticipate that the joint venture, in which we will have a controlling interest, will be responsible for the manufacturing of SWRO modules to be used in certain H2OkW Systems as well as regional system engineering support for these systems. Initially, the joint venture will purchase the SWRO desalination subsystem plants from Malta Desalination Systems, Ltd., a Maltese corporation (MDS), which is a subsidiary of WSC. MDS builds, operates and maintains reverse osmosis plants and associated facilities in Malta. We anticipate that this joint venture will be established in 2001.

We expect that finalizing this relationship will allow us to produce and deliver H2OkW systems during 2001 using commercially available reverse osmosis components. In 2001 we expect to establish Ocean Power Malta (OPM) on the island of Malta. OPM is anticipated to be owned by Malta Desalination Services and us, but controlled by us. OPM will supply packaged SWRO subsystem modules to joint ventures formed to operate H2OkW Systems. In addition, we will work with specific joint venture entities to integrate the other subsystems, mentioned above, necessary to make up a complete H2OkW system.

         Aquamax International Holdings BV and Keeran Corporation

         We have signed an exclusive worldwide license with Aquamax International Holdings, BV of the Netherlands and Keeran Corporation NV a Netherlands Antilles Corporation for their issued and pending patents relating to the use of plastic heat exchangers for the distillation of seawater. The scope of this license covers the distillation of potable water from naturally occurring saline water in units of 1000 cubic meters per day or larger.

         The basic terms of this license were for Aquamax/Keeran to grant an exclusive right to us to all of its issued and pending patents, know-how, trade secrets and a sublicense in all associated intellectual property owned by one of its other, licensees, Hadwaco Oy ("Hadwaco") of Finland. Initially, we were to pay a total of $4,000,000 US Dollars and 1,000,000 shares of our common stock for this license. Since this was an advanced technology development program, the amount of future royalties due from sales was to be determined once the product was fully developed and the actual value of the technology was determined. To date, we have paid $400,000 dollars and 400,000 shares to Aquamax/Keeran.

Subsequent to the execution of the license agreement and the initial payments, a question arose as to whether Aquamax/Keeran owned all of the rights it purported to convey to the Company under the license agreement. Hadwaco asserts that certain of the rights belong to them. On December 22, 2000, we served notice of default under the terms of the license agreement and all further payments have been suspended. We have demanded arbitration pursuant to the license agreement to determine the fair value of the technology which Aquamax/Keeran agreed to license, but cannot.

         We believe that a key part of the manufacturing process which Aquamax/Keeran agreed to license to Ocean Power is currently held by Hadwaco. On March 8, 2001, we entered into an amended Letter of Intent with Hadwaco to acquire from Hadwaco the rights to the technology purportedly licensed to us by Aquamax/Keeran. We intend to establish a new corporation ("Newco"), based in Finland, in which we will be the majority shareholder (the exact equity stake is to be determined) and Hadwaco will be the minority shareholder. Newco will purchase from Hadwaco certain assets and assume certain liabilities. In addition, it is anticipated that Hadwaco will sublicense to Newco certain intellectual property rights relating to the production of wastewater treatment equipment, which Hadwaco holds under license from Aquamax. We also intend to sublicense to Newco our rights to use Aquamax/Keeran's technology for the manufacture and sale of desalination equipment, as specifically authorized in our license agreement with Aquamax/Keeran.

         Since these technologies are part of the long-range development program for distillation based systems, rather than the SWRO systems to be utilized in 2001, the Company does not believe that its future success depends on the successful conclusion of these negotiations. It is also currently evaluating a number of other plastic distillation technology sources in search of the most cost-effective solution.

         STM Corporation

         On April 10, 2000, Ocean Power and STM Corporation executed a licensing agreement, under which STM granted to Ocean Power an exclusive, worldwide right and license to make, have made in North America and/ or Western Europe, use, install, and sell licensed products within the field of seawater desalination for a term of 30 years. The licensed products are STM power cells, parts, components of sub-assemblies thereof, or a power module, parts, components, complete, partial assemblies thereof, incorporating products, practices or incorporating STM technology for any desalination system sold by Ocean Power, its affiliates or approved sub licensees. Ocean Power will also have the right to purchase from STM parts for the licensed products if available for delivery anywhere in the world. Ocean Power plans to make use of our rights under the licensing agreement to provide for an added power source for our desalination systems in the event we are unable to manufacture Stirling engines ourselves. Ocean Power will make royalty payments, which shall be the greater of a Minimum Annual Royalty Payment or ten percent (10%) of the net selling price of licensed product purchased until one million dollars ($1,000,000.00) has been paid in any annual period and seven and one-half percent (7.5%) of the selling price above one million dollars ($1,000,000.00). The Minimum Annual Royalty Payment begins at five hundred thousand dollars ($500,000.00) and increases annually over the initial five years of the agreement term, to a maximum of three million dollars ($3,000,000.00) in year five. The parties will negotiate in good faith any future Minimum Annual Royalty Payments beyond year five. The Stirling-related U.S. patents licensed from STM have between one and eighteen years remaining to their respective terms.

         Wind Harvest

         On May 31st, 2000 we announced the signing of a Memorandum of Understanding with Wind Harvest Company to enter into the development of an exclusive license agreement to provide Windstar Turbines for use with Ocean Power's H2OkW Systems. There are no longer any discussions between the Company and Wind Harvest concerning the license agreement because of changes in the business plan of Wind Harvest. The companies are in discussions, whereby Wind Harvest will provide, and we will purchase, all of our needs for wind power generators worldwide. Concurrently, Ocean Power has initiated discussions with Wind Harvest about plans for a cooperative development program to accomplish more effective integration of next generation Windstar Turbines with the H2OkW Systems.

Competition

Our target markets are coastal areas, islands, and/or peninsulas, and are served by three types of water delivery service provider. These are, 1) entities that import water by ship or truck, 2) entities that deliver water from aqueduct or other natural sources of ground water, and 3) entities that desalinate seawater.

We believe that competition from entities that transport water by ship or truck will be minimal. The cost of moving the required volumes of water by truck, boat or air have proven to be prohibitive. This is only done in areas that have no lower-cost alternative. We expect these markets to experience significant cost savings and improved reliability by using our small, modular H2OkW systems. Once such systems are installed, these factors will lead to the discontinuance of this type of importation service.

Non-local potable water sources that pipe ground water to a coastal area require large pumping facilities and long-distance piping systems or aqueducts that are capital intensive and less reliable than distributed water systems. This source of potable water is subject to greater risk of interruption for political or other reasons unrelated to the operation of the system. We expect that this type of potable delivery will continue but, as modular H2OkW systems are adopted, will become less vital to coastal communities.

Traditionally there has been very little competition for the supply of water. Local monopolies grew that satisfied local customer's needs using a variety of sources such as rivers, wells and dams. Population growth, rising standards of living, overuse and contamination of these sources are major market drivers. Add to this deregulation, the growth of tourism and industrialization and more demand exists than supply.

Initially we will focus on regions throughout the world with weak water infrastructures and very high-cost water ($3-6 US dollars per cubic meter). The Company believes that these underserved areas will offer rich opportunities, particularly in the private, tourist driven market. Since these plants will be locally sited, they will have no transportation costs and their autonomous operation will dramatically reduce the need for highly skilled labor. It is far easier to compete at these prices than in the US where water can be as low as $0.40 per cubic meter (Metropolitan Water District of Southern California, May
2000).

General competition in these regions is anticipated to be intense from a wide variety of suppliers of desalination systems, especially reverse osmosis technologies because the barrier to entry to this system technology is low. In addition, the Company experiences competition from a variety of sources with respect to virtually all its proposed water system components and subsystems, although the Company knows of no single competitor that currently competes in the integrated approach offered by its H2OkW System. Competition in the markets to be served by the Company will be based upon several factors including price, technology, experience, know-how, project finance, ongoing reputation, warranties, reliability, logistics support, and ability to access the market.

With respect to the Company's Sea Water Reverse Osmosis configurations of the H2OkW Systems, there are a number of companies, from large to very small, that design, build, integrate, install, and operate such systems. Two such public companies in the United States are Osmonics Inc. and Ionics Inc. In addition there are numerous smaller, privately held companies.

These Companies are experienced in the field of seawater desalination and are aggressively pursuing the market. Ocean Power is a new player and although it believes that its business model and technologies will give it a competitive edge, there is no guarantee that this will be the case.

The Company believes it will face significant competition from far larger companies with long histories of operating water processing and distribution systems and with greater experience securing water projects. Among the largest of these are Compagnie Generale des Eaux, a subsidiary of Vivendi, and
Suez-Lyonnaise des Eaux. These two companies are generally recognized as the leading competitors in the international water business market and are significantly larger than the next group of international competitors. Construction companies may also bid on water plant projects, but usually on a build-own-transfer basis and employing an array of technology suppliers.

The Company will be a new competitor in the international water market and currently has no presence in the market. Because of their longer operating histories and financial strength from on-going contracts, the larger competitors may be able to obtain project finance at lower cost and may be willing to bid more aggressively to retain market share. In general, other than the identified companies, the seawater desalination industry is highly fragmented, with few publicly owned.

We are unable to predict with certainty its relative market position with respect to its future seawater desalination systems and operations. The Company does believe it possesses technological advantages over most potential competitors and has begun to develop a market access advantage through local management experience in select regions by way of the developing regional joint venture commitments.

 Distributed Power Generation / Renewable Energy Technologies

Our initial efforts in the area of distributed power and renewable energy were planned to support and reduce the cost of our seawater desalination business. The Company have since established a plan to develop distributed power and renewable energy sources business independent of our desalination business.
Therefore the sale of generated distributed power and distributed power equipment is expected to follow two separate lines of business.

In the first, we expect to profit from the excess power produced by its various local desalination joint venture partners using H2OkW Systems with power subsystems to generate potable water from seawater.

The second line of business we expect to engage in is the micro power market (i.e. locally produced distributed power). We intend to exploit certain proprietary power technologies to create stand-alone micro power systems for applications beyond seawater desalination. At the present time, these proprietary technologies include, Stirling engines, solar concentrators and fuel cells.

Technology Sources

         Stirling Engines

A Stirling engine is an external combustion engine in which an ambient pressure burner (similar to a household stove or hot water heater) is used to heat a gas (such as helium) sealed in an engine. As the gas is heated either by burning gas, concentrated solar energy, or other means, it expands, exerting pressure on a piston. Once the piston has moved the gas cools and is rerouted through a heat recovery unit back to the primary heat exchanger. The piston turns a crankshaft that is attached to an electrical generator, which produces electricity. The primary advantages of the Stirling engines are that the external combustion is clean, silent, and more efficient than internal combustion engines and since they have half the number of parts, they are potentially lower in cost with higher reliability.

         Solar Concentrators

Solar   concentrators  work  by  collecting  sunlight  from  a  large  area  and concentrating it into a small area of concentrator solar cells, which produce voltage when exposed to radiant energy.

Solar concentrators are made up of high-temperature photovoltaic cells that can absorb more solar energy than the one "sun" (or the amount delivered through normal sunlight) that traditional flat-plate photovoltaic collectors absorb. These systems are placed at the focal point of a reflector array (called a dish) that can concentrate 700-1500 "suns" (700 to 1500 times the amount of energy found in normal sunlight) worth of energy on the cells. These systems run at substantially higher efficiency than flat plate PV (30% vs 12%) and therefore take up less space and hold the promise of lower cost.

         Fuel Cells

A fuel cell is an electrochemical source of electrical power, composed of an anode, cathode, and electrolyte. The anode, a positively charged electrode, and cathode, a negatively charged electrode, are porous to allow gases to pass through them. Between the two is an electrolyte, a solution that conducts electricity, which allows the oxygen and hydrogen to combine, creating electricity and producing heat and water as byproducts. Initially, fuels will be natural gas, diesel or plant material, vegetation, or agricultural waste used as a fuel or energy source.

Description of Power Market

Much of the world gets its electricity from large centralized power plants, which are situated far from consumers, and are inefficient, due to losses in electricity transmission over power lines. Micro power is the name for distributed local generation of power, for local consumption, using decentralized units in or near homes, offices, or industry. Liberalization of the market allowing for the sale of electricity has opened the market to competition from micro power. About half of the American States, India, Argentina and, as of 1999, the European Union have opened their wholesale electricity markets.

The market for distributed power, like water is driven by population growth, economic growth, institutional reform, deregulation, concern for the environment, depletion of existing resources, deterioration of existing infrastructure and advancing technologies.

Distributed power involves the local production and local consumption of useable electric power. Our plan is to continue to develop, acquire or license a portfolio of advanced technologies (or interests in such technologies) such as Stirling engines, fuel cells, and solar concentrators. and to continue to combine these technologies into integrated systems for the economic and profitable generation of distributed power.

As these and other distributed power technologies are integrated with existing power networks and technology, the result should be a reorganization of the power generation and distribution network, moving from a radial process designed around centralized power generation to a "distribution" of power assets closer to the end user or distributed power.

Distributed micro power offers substantial advantages over traditional power stations in terms of efficiency, reliability, environmental friendliness, and increasingly, price to all of these market segments. Ever-higher emission standards have made it unattractive to build coal-fired plants. (America gets about half its electricity from coal, The Economist, August 2000.) Micro power also adds reliability, uninterrupted power, providing an increased level of freedom from blackouts or brownouts. Added to micro power's further economic benefits of negligible transmission losses, micro power can take advantage of its surplus generated heat, which is usually wasted in the remote location of centralized power stations. This heat energy can be applied to a number of useful purposes, such as heating buildings.

Micro combined heat and power (MicroCHP) is a new component of micro power. Micro CHP is the simultaneous production of electricity, domestic hot water and heat in houses. Interest in MicroCHP has been driven by the opening of the energy sector for competition, concern for the environment, depletion of resources, advancing technology and the overwhelming of current electrical grids by unanticipated demand growth as a result of the Internet explosion in both the America and Europe.

Business Strategy

We intend to capitalize on these market opportunities by developing distributed power generation and renewable energy technologies. The sale of generated distributed power and distributed power equipment is expected to follow two separate lines of business, which are expected to produce additional sources of revenue for Ocean Power.

         Excess Power from H2OkW Desalination System

In the first, Ocean Power expects to profit from the excess power produced by its various local desalination joint venture partners using H2OkW Systems with power subsystems to generate potable water from seawater. The Company expects to earn income from the sale of equipment; license fees for the use of its intellectual property; and a percentage of the profit from the ongoing sale of water and power.

         Stand Alone Distributed Power Sources

The second line of business the Company expects to engage in is the micro power market (i.e. locally produced distributed power). The Company expects to exploit certain proprietary power technologies to create stand-alone micro power systems for power applications beyond seawater desalination. At the present time, these proprietary technologies include, Stirling engines, solar concentrators, and fuel cells. All of these are potential sources of locally produced, distributed power. The initial commercial products that the Company plans to sell into these markets will be based on Stirling engines and concentrated solar photovoltaic systems.

The Company expects to profit from power sold by its various expected electric utility joint venture partners using Ocean Power systems to generate electricity locally. The Company expects to earn profits from the sale of equipment, royalties from licensing its intellectual property and receiving a portion of the profits from the ongoing sale of power from its systems. Sale of power by the Company's joint venture partners is expected to be pursuant to long-term power supply contracts with the local customers (i.e. residential, commercial or industrial power users).

         Overview of Business Opportunity

The August 5th 2000 issue of The Economist places America's total power market alone at $220 billion. Distributed micro power offers substantial advantages over traditional centralized power, which is transmitted long distances over high-voltage transmission lines, in terms of efficiency, reliability, environmental friendliness and, increasingly, price to all of these market segments. The demand for distributed generation capacity, underscored recently by the developments in California, is expected to generate a $200 billion annual market for distributed generation equipment, according to Bear Stearns, Distributed Energy Services April 2000 report. The Company intends to target the market for small, inexpensive generating technologies. The aforementioned issue of The Economist predicts that the size of this market niche could be $60 billion annually within a decade.

The construction and operation of a central power system is capital intensive, requiring a significant infrastructure that cannot be easily expanded or moved to respond to increases in demand for power. These are some of the factors that have become the bottleneck in the California power pipeline. In India, China and much of the rest of the world, the situation is even worse in that the lack of this infrastructure holds back economic growth.

Ocean Power expects the distributed power businesses to follow a similar development plan to its distributed water business. The Company will participate in joint ventures, to try to assure optimum ongoing operations and to participate in system expansions, upgrades and profits.

 We expect to enter the distributed micro power market at two levels, residential, and commercial / industrial distributed power sources. In the discussion below, we have indicated when, based upon current information, we expect to enter each of our expected markets. Our ability to enter these markets remain subject to numerous risks and uncertainties (some of which are discussed below) and there can be no assurance that we will be successful in our efforts or that we will be successful in the time frame that we currently believe that we can be.

             Residential Market Strategy

         Micro CHP

Our MicroCHP strategy for residential market introduction and the later volume build-up is straightforward. Initially, sales focus will be in four target market countries: United Kingdom, Germany, Holland and the United States of America.

Our planned objective is to provide, through our qualified subcontractors, the central component (the Stirling energy converter) to be applied in micro combined heat power systems-for use initially in older, large houses in the target markets that have natural gas boilers.

There are four main reasons for the above focus:

o Older houses (~ pre 1975) constitute the bulk of the market, some 80% of the housing stock.
o Replacement boilers represent 80% of the boiler market.

o Large houses are more profitable for micro CHP (because of the larger energy demand) than smaller or medium size houses. Micro CHP systems will be introduced into the market via this segment.
o Natural gas is considered to be the fossil energy carrier that for environmental reasons will dominate in the foreseeable future.

The houses that are initially most suitable for Micro CHP are those heated by gas. A micro CHP system will be applied in such houses as a replacement for the gas boiler when the boiler has reached the end of its service life. In Germany, the UK and the Netherlands, the three European countries with the largest installed base of gas boilers and water heaters, the initial potential market for Sigma based micro CHP systems is estimated by Sigma to be approximately 840,000 units per year.

Sigma (See Recent Acquisitions Section) is the developer of a 3kW-electrical/9 kW thermal Stirling Engine power plant for micro combined heat and power (or Micro CHP) applications in residences. Micro CHP is the simultaneous production of electricity, domestic hot water and heat. Sigma's 3kW-electrical/9 kW thermal unit produces 3 kilowatts of electricity and 9 kilowatts of heat energy, and is expected to be the first commercial unit to be sold by our proposed utility joint ventures into the residential power market.

It is only in the last few decades that certain power generation technologies, such as fuel cells and Stirling Engines, have finally matured to the point where they can offer competitive efficiencies in smaller sizes. Various demonstration projects around the world, such as the Sigma program with Statoil (See Strategic Partnerships Section), have shown this to be the case. This was shown by Ocean Power's recent analysis of information provided by its recent acquisition Sigma Ellektroteknisk AS, a leading developer of Stirling Engines. Market research by our subsidiary conducted in the United Kingdom, Germany, and the Netherlands shows that the potential for profit that an energy provider, using a Stirling power plant, can realize from a single-family home customer, paying the same monthly utility bill, increases by a factor of 8 to 20 depending on the size of the house. This profit potential is offered by more than a doubling of overall energy efficiency, due to the utilization of the waste heat from the Stirling engine as well as electricity.

We are currently capable of producing limited quantities of systems for residential market using a 3kW-electrical/9 kW thermal Stirling Engine fueled by either natural gas or kerosene. The initial systems come pre-packaged for field and endurance testing by interested utilities.

The goal of the Company's development plan is to accomplish the sale of distributed power and distributed power equipment through regional energy companies, in power challenged markets. The energy companies will install, maintain and operate the units for their residential customer base. Manufacturing subcontractors and system integrators will be used to provide the finished systems and the Stirling engines necessary to drive them.

There are three levels supporting this strategy: Energy service companies, original equipment manufacturers, and engine manufacturers.

         1) An energy service company (ESCO) or utility must be identified and a joint venture relationship defined. These joint ventures will generally be limited by local geographic region. These ESCOs will be responsible for purchasing, installing, maintaining, operating and fueling the MicroCHP systems. They will also bill the end user as well as deal with all regulatory compliance in their territories. Statoil is the first ESCO under contract and they are in discussion about the scope of the next phase of their commercialization plan (see Strategic Partners). Discussions are underway with prospective ESCOs in Germany, Holland, the UK and the US. At this time there are no material documents to disclose.

         Sigma shipped the first Stirling engine test container for installation at the test site at Mongstad on the West Coast of Norway. The Stirling test container holds a working prototype 3kw electrical 9kw thermal engine developed by Sigma for micro combined heat and power. After installation at the test site, operated by the Norwegian state oil company, Statoil, the planned verification test will be started with natural gas as fuel. This test program is part of a multi-stage Stirling project between Sigma, Statoil and the Norwegian Governmental Development Fund. It started with a market study begun in 1996. In October 1997, the next phase, the development of the working prototypes, began, costing to date a total of $1.5 million US dollars. The endurance testing started on October 6, 2000 and will continue through this year while the next phase of the commercialization program is being defined. Negotiations are underway to extend this program into the multi-phase commercialization of this technology over the next several years.

         It is important to note that we believe Ocean Power will have revenues from the original sale of the MicroCHP system to the ESCO and also earn a share of the ongoing revenue billed by the ESCO to the end user. Due to widely varying local energy economics, the exact ratio of the second profit stream will be negotiated on a case-by-case basis.

         2) An original equipment manufacturer (OEM) is the next key element in the Company's commercialization plan. These entities may be boiler manufacturers, air conditioning manufacturers, automotive subsystem suppliers or providers of complete power systems currently using other technologies. These companies will perform the final system integration of the actual unit that the ESCO will install at the customer's site. Since the electrical and building codes vary from country to country and the finished systems would be expensive to ship long distances, local OEMs will be selected in each major market. Draft documents are currently being reviewed with major OEMs in Germany and the UK. Prospective OEMs have been identified in the US and Holland. As soon as the first agreements are finalized in either the UK or Germany, these will be used as a template for other territories. A key requirement that we will demand of our OEMs is that they provide the capital necessary to produce sufficient units to support regional sales. Since these systems promise a significant expansion of their businesses, many OEMs are actively seeking micro power opportunities. This leads the Company to believe that there will be sufficient manufacturing capacity and interest from qualified OEMs to support its business plan.

         3) The final component of our strategy is the manufacturing of the Stirling power plant that is the heart of the MicroCHP system. Ocean Power has already engaged Ricardo Inc. (see Strategic Partners) to start the process of taking the working prototypes and redesigning them for high-rate, lower-cost production. Their initial pre-production prototypes should begin testing in Q4 2001. Although Ricardo can manufacture up to a few thousand units, they are working actively with Ocean Power to identify the appropriate Tier 1 auto supplier to take over production when demand exceeds Ricardo's capacity. In the long run, the Company plan's to subcontract manufacturing of the Stirling engines to major automobile manufacturers. Currently the manufacturing capacity of engine manufacturers worldwide exceeds demand and the Stirlings, which can be made using the same materials and processes as conventional engines, offer an attractive method of absorbing some of that capacity. Since the efficiency of engine manufacturing plants increases each year, the Company doesn't believe that this overcapacity will disappear.

The Company's Stirling engine development is not yet ready for high volume production. This process will be completed in 2001, with commercial availability of planned production units in 2003. The Company's Stirling engine would employ gas, diesel, plant material, vegetation, agricultural waste or other biomass and or municipal solid waste as fuel sources.

In summary our planned objective is to provide, through our qualified subcontractors, the central component (the Stirling energy converter) to be applied in micro combined heat power systems-for use initially in older, large houses in the target markets that have natural gas boilers. Local energy companies are expected to bring microCHP systems to their residential customer base as boiler replacements that also supply power. The manufacturing profit from selling units to the ESCOS will be followed by a share of the increased profit potential offered by the use of these MicroCHP systems, sold through regional energy companies that are willing to work with us on long-term participation basis. The first unit has already been shipped to Statoil of Norway. Negotiations are underway with potential utility partners in Germany, Holland, the UK and the US.

             Commercial / Industrial Strategy

                           Stirling

We expect our Sigma subsidiary to be the foundation for the development of a full range, of Stirling engine micro power products to meet the needs of the commercial and industrial markets.

Our objective is to provide, through our qualified subcontractors, the central component (the Stirling energy converter) to be applied in combined heat power systems for use in commercial and industrial facilities.

Stirlings engines can offer businesses substantial economic advantages over traditional power stations in terms of:

1. Efficiency, and reliability
2. Environmental friendliness
3. Useful surplus generated heat
4. Lower price per kilowatt of electric power

In terms of efficiency and reliability, the Company believes that Stirling engines will be able to produce both electricity and heat with greater efficiency than traditional power stations because their smaller size and more localized distribution should enable them to not experience losses in transmission and distribution such as are typically experienced by large central generating plants currently in use. Furthermore, any performance failure of a Stirling engine plant should affect fewer customers than failures at central generating plants due to the Stirling's smaller, more local nature of distribution. Therefore the use of Stirlings as a component of an integrated power grid would increase the reliability of the system at any given time to a larger number of customers. The environmental benefits of Stirling engines result from a lower ambient pressure combustion which generates fewer of the components that contribute to air pollution than traditional large central generating plants.

Because Stirling engines are small and can be located closer to the customer than large central plants, the heat produced by Stirling engine systems should be capable of being sold to customers in addition to electricity produced. Our Stirling engines are being designed to fit into the same space as the existing boilers in structures that are currently heated by hot water. The Stirling engine will thus provide energy to heat water for both domestic and room heating purposes.

This phase of development, which started in late 2000, contemplates the use of a modular power system, based on Stirling engines capable of generating approximately 25 kW of electricity. Our intent is to establish the baseline technology through our development of the 3 kW Stirling engine. We will then determine the optimal output of the commercial Stirling engine (approximately 25
kW); and decide then whether to engineer the commercial units through SIGMA or to outsource the engineering to a qualified third party. By use of a modular power system, multiple units could be integrated in racks housed in standard shipping containers to create modules with capacities up to 900 kW. Test data and studies from universities (Lund, Sweden), government agencies (Department of Energy), industry (General Motors) and our licensees (STM) have indicated that external combustion engines have shown efficiency and air quality characteristics substantially better than conventional technologies and hold the promise of substantially lower capital and operating costs.

This family of products should deliver high electrical power at efficiencies of 25-40%. This efficiency number refers to the amount of thermal energy in the primary fuel (natural gas, propane, etc.) that is converted to electrical energy available to the user. For a comparison, central station power plants (coal, oil, natural gas and nuclear) range from 30 to 45% prior to transmission losses (which average 7-10%). These units are expected to serve commercial and industrial customers worldwide.

The Company believes that all of the above referenced factors should contribute to a lower overall cost of both electricity and heat.

Development is underway on the next generation designs featuring the application of aerospace technology for the "hot" end of the units. Using the same type of technology used in the manufacturing of thrusters for the Space Shuttle, our engineering team will integrate all of the fluid functions (fuel injection, air mixing, heat transfer, cooling etc.) into one component. This will result in even smaller and more efficient Stirling engines (through the reduction in the amount of dead volume in the working gas circuit). Provisional patents were filed on November 7th 2000, for this proprietary enhancement of the Stirling engine by us.

Our micro power strategy for industrial and commercial market is expected to be the same as the residential market strategy and will utilize the same three support levels: energy service companies, original equipment manufacturers, and engine manufacturers as described above in the residential market section.

In summary our planned objective is to provide, through our qualified subcontractors, the central component (the Stirling energy converter) to be applied in combined heat power systems for use in commercial businesses and industrial facilities. Local energy companies are expected to bring CHP systems to their commercial and industrial customer bases as power supplies that also supply heat. The manufacturing profit from selling units to the ESCOS will be followed by a share of the increased profit potential offered by the use of these CHP systems, sold through regional energy companies that are willing to work with us on long-term participation basis.

                   Solar Concentrators Photovoltaic and Stirling

An additional product line under development for the commercial and industrial micro power market produces electrical power from solar heated Stirling engines and or photovoltaic concentrators.

We have signed a non-binding term sheet with Science Applications International Corporation (SAIC) to commercialize its solar dish technology with both Photovoltaic Concentrators and Stirling Engines. Since 1992, SAIC has been the prime contractor to the US Department of Energy's National Renewable Energy Laboratory (NREL) program to develop cost-effective solar systems.

We are working with SAIC to commercialize its solar dish technology with both photovoltaic concentrators and Stirling engines. Photovoltaic concentrators work by collecting sunlight from a large area and concentrating it into a small area of concentrator solar cells, which produce voltage when exposed to radiant energy.

Solar Concentrators are made up of high-temperature photovoltaic cells that can absorb more solar energy than the one sun that flat-plate collectors are designed for. These systems are placed at the focal point of a reflector array (called a dish) that can concentrate 700-1500 suns worth of energy on the cells. These systems run at substantially higher efficiency than flat plate photovoltaic systems (30% vs 12%) and therefore take up less space and hold the promise of lower cost. We expect to be able to enter the solar concentrator market and take orders for commercial deliveries in the second half of 2001.

The Stirling solar approach may be a hybrid configuration so as to use heat produced by burning gas during periods of low solar energy concentration (e.g. cloudy days and at night) and solar heated in high solar energy conditions.

Ocean Power and SAIC are developing a business relationship where we plan to set up a subsidiary to serve the U.S. and Canadian Utility Market with a variety of distributed generation products. The first two will be our Stirling Engines and SAIC's solar dish with a PV concentrator. SAIC and its affiliates are expected to own a minority equity position in this subsidiary as a down payment on a license to the existing SAIC dish technology. We will own the balance. We will convey to the subsidiary exclusive rights to market all of our power generator technology which is not used in connection with water desalination. The subsidiary is expected to pay royalty payments to SAIC for the license of the existing SAIC dish technology on terms yet to be determined. It is also intended that SAIC will help recruit the utilities necessary to commercialize both the solar dish and our Stirling technologies.

         Fuel Cell

Both Stirling engine and fuel cell technologies hold similar potential for improvements in the areas of efficiency, noise, emissions, simplicity and reliability. Our current projections lead us to believe that, although the Stirling has a lower efficiency limit, it will be lower in cost and more readily manufactured for the next several years. The ability to manufacture a Stirling engine in a conventional automotive or other type of engine plant without massive capital expenditure by us, makes it an ideal near-term micro power source.

Since the maximum practical efficiency (or the ratio of the energy delivered by a machine to the energy supplied for its operation) of a Stirling power system is around fifty percent (electrical), we are working on the development of even higher efficiency power systems using fuel cells.

Because of the efficiency limitations of Stirling engines, We are currently developing proprietary alkaline fuel cell technologies for systems above one kilowatt. We are also developing ambient pressure, proton exchange membrane
(PEM) fuel cells for systems under 1000 watts. These low power systems will be marketed by us through HyPerTec and also used as backups for control and communication electronics in all of its distributed power and water systems.
Since the key requirement of a fuel cell is fuel, we are also working on an electrochemical fuel processor. Initially, fuels will be methanol, natural gas and diesel. Later, plant material, vegetation and agricultural waste will be used. Based on the current development plan, we expect to offer the first systems using these technologies as commercial power sources sometime in 2003.

Our technology in this area falls into three categories, alkaline fuel cells (for systems above 1000 watts), proton exchange membrane fuel cells (PEM for systems under 1000 watts) and hydrogen generation. So far we have kept our technology as trade secrets. We are currently working on patents for those parts that can be better protected by this method. Initial lab demonstration of the low-temperature hydrogen generator will start in the second quarter of 2001. Limited commercial deliveries of small PEM systems should start in Q3 2001. Advanced Alkaline fuel cells will start field tests in late 2002 with projected commercial deliveries starting in 2003.

We anticipate that our H2OkW System will use electrical power and heat from its proprietary alkaline fuel cell technology and its related electrochemical fuel processor, which is currently in development. Demonstration of these systems will start in 2001 with commercial availability planned for 2003, and remains a development program at this time.

In June of 2000, we announced that we had entered into a Memorandum of Understanding with Hydrogen Performance Technologies (HyPerTec), a start-up developer of small Proton Exchange Membrane (PEM) Fuel Cell Systems, and that, in connection with the arrangement, the Company intends to invest $10 million in the development of fuel cell technology and manufacturing support over the following two years. Subsequently, the parties concluded that it would be in their interest for the Company to make HyPerTec a majority owned subsidiary rather than a strategic partner (as initially announced). On September 10, 2000, we signed a non-binding letter of intent to acquire a controlling interest in HyPerTec, pursuant to which we were to receive a minimum fifty one percent of the shares of HyPerTec common stock in exchange for a limited interest in our advanced fuel cell technologies relating to advanced ambient pressure electrodes, catalyst formulations, electrode manufacturing processes, water management techniques, hydrogen generation and storage. This agreement was subject to the negotiation and execution of definitive contracts which we expect to complete in the 2nd quarter of 2001. Effective January 1, 2001, Blair Aiken, a founder of HyPerTec, joined Ocean Power as Senior Vice President of Business Development.

Although we have not yet reached a final agreement with HyPerTec, the Company has raised an initial $3 million in private equity investment in Ocean Power to build lab facilities, develop licenses, initiate manufacturing development and develop product specifications and marketing relationships for fuel cells. Laboratory facilities have been installed at our facility in El Dorado Hills and fabrication of prototypes will commence during the first quarter of 2001. The next phase of development is to complete license arrangements with outside technology sources, build prototypes of demonstration systems and start field-testing with potential customers.

The initial markets will be for communications relays, professional video equipment and military power supplies. The initial prototypes should start being delivered in Q3 2001. Limited commercial quantities are planned for shipment in the middle of 2002.

Recent Acquisitions

On August 10, 2000, we completed the acquisition of SIGMA Elektroteknisk AS, with the exchange of 100% of the shares of common stock of SIGMA for 1,718,748 shares of our restricted Common Stock. Sigma is the developer of a 3kW electrical/9 kW thermal Stirling Engine power plant for use in a power generation system for the home. As discussed in the audited financial statements of Sigma (Note 6), the Company is a development stage company with no significant operating results to date, and the company's auditors have included a going concern opinion in their report on the company's audited financial statement issued as of December 31, 1999. Its net operating loss carry forward as of December 31, is $6,148,000.

Strategic Relationships

         Statoil Norway

On October 6, 2000, Sigma shipped the first Stirling engine test container for installation at the test site at Mongstad on the West Coast of Norway. The Stirling test container holds a working prototype 3kw electrical 9kw thermal engine developed by Sigma for micro combined heat and power. After installation at the test site, which is operated by the Norwegian state oil company, Statoil, the planned verification test will be started with natural gas as fuel. This test program is part of a multi-stage Stirling project between Sigma, Statoil and the Norwegian Governmental Development Fund. The program started with a market study begun in 1996. In October 1997, the next phase, the development of the working prototypes, began upon installation of the Sigma Stirling at Mongstad and will continue through this year. This test program is important because it is the first endurance test of a MCHP unit under actual field conditions. The test program is being funded equally by Sigma, Statoil and the Norwegian Governmental Development Fund. Negotiations are underway with Statoil to extend this program into the multi-phase commercialization of this technology over the next several years.

         Kockums, Sweden

Kockums has some 30 years experience in developing and building Stirling engines. On November 14, 2000, Kockums signed a cooperative development agreement with Sigma and is supporting the development of a mass-producible version of the Sigma engine. Their support is in the form of engineering consulting. This includes computer modeling to predict the performance of a specific design for the Stirling engine under a wide range of operating conditions prior to actual construction of the unit. At the same time, Sigma will be able to provide its services and proprietary technologies to Kockums. This will allow Sigma to better focus on the commercialization of the 3 kW unit by obtaining consulting services from Kockums in the area of design and engineering. As Sigma concentrates its efforts in supporting the fast developing distributed Heat & Power market and Kockums builds engines for military applications, Sigma will benefit from sharing of know-how with Kockums.

         Ricardo US

A global power-train engineering and consulting firm has been contracted to assist in the implementation of a high-rate manufacturing program. Sigma has a preliminary design engineering contract with Ricardo Inc. to support the design and development of their current Stirling cycle engine. Support from Ricardo was sought to redesign the lower end portion of the Stirling for cost effective high volume production, long-term durability and to meet specific functional requirements of MCHP applications.

The overall Ricardo program has four separate contract phases: preliminary design, design, prototype development and production. The preliminary design phase has been completed. On February 23, 2001, we entered into a contract with Ricardo for the design phase of the program. Over the next eight months to one year, Ricardo will perform a design evaluation for Sigma's 3kW Stirling engine for meeting durability and reliability targets, and to develop the design for manufacturing volumes for Sigma's 3kWStirling engine. The engine is intended to power SIGMA's household-size micro combined heat and power (MCHP) units.

The objectives of preliminary phase are:

o    To provide  concepts to  productionize  the basic design of the MCHP engine
     lower  end   through   reduced   parts   count,   simplified   design   and
     design-for-assembly

o To provide an outline for a product development and validation plan that will result in an engine lower end that meets the requirements of the functional specification

o To provide concepts to reduce the height and weight of the engine o To provide design options for engine bearings that will meet engine life requirements

The proposed timeline for this activity is to see the first Ricardo, limited volume units in the second half of 2001 with the first production runs starting in the second half of 2002.

         EEM

EEM of San Diego and Moscow develops commercial products, for real-time monitoring of air and water quality, based on the proprietary technology developed for air and water monitoring by the Soviet/Russian space program. The initial microprocessor based units will monitor air-quality in the exhaust of the Company's Stirling systems. Subsequent systems will be designed to eliminate the need for sending water samples to laboratories.

The attraction of these monitoring systems is the ability to monitor both air quality and water quality in real-time without resorting to taking samples that have to be sent to outside labs for analysis. This has several advantages such as a) better feedback for autonomous operation; b) reduced operating and maintenance costs; c) unique water safety capabilities.

On June 8, 2000, EEM agreed to negotiate with us for an exclusive worldwide license for the use of their technologies in seawater desalination. On November 15, 2000, we entered into a Memorandum of Understanding with EEM to exploit a wider range of applications for EEM's technologies in the areas of water and gas monitoring. The first two test units were received by Ocean Power on November 14, 2000, and our preliminary testing indicates that they perform as designed with respect to ozone and hydrogen concentration detection. Starting in the second quarter of 2001, additional sensors for a wide range of other gases will be delivered for testing verification. Also the water sensors for metals and salts are in development and should be available for testing in late spring 2001.

Once these sensors have been tested and validated, in a certified independent laboratory, a system designed to optimize the performance of the Company's Stirling system will be built. When available, it will be integrated into the field test units for endurance testing. The Company believes that real-time monitoring will offer substantial savings through increased reliability and the ability to offer emission credits for sale in real-time.

         EPRIsolutions

On February 20, 2001, we entered into a non-binding agreement with EPRIsolutions
(EPRI), a subsidiary of the Electric Power Institute, whereby EPRI will support our efforts in the market introduction in the United States of the Sigma Stirling engine. The agreement is conditioned upon the development on a best efforts basis and execution of definitive agreements, which would require EPRI to provide the following services: (1) to conduct initial baseline performance testing of the Stirling engine and tests to assess its ability to meet U.S. electrical interconnection and power quality requirements; (2) to obtain commitments from electric and gas utilities in the U.S. and Canada for 20 test units for U.S. field testing; and (3) to facilitate the organization of an electric and gas utilities users group who would have the option to be a U.S. or Canadian distributor of our Stirling engine. We expect that the definitive agreements would also require us to form a new subsidiary corporation (in which SAIC would also hold a minority interest) through which the SIGMA Stirling engines would be sold in the United States and Canada. We anticipate that EPRI and the participating electric and gas utilities would receive an equity interest in the new corporation, in amounts to be agreed upon. Each participating electric and gas company would also be granted an option to be a U.S. distributor of the SIGMA Stirling engine.

         Battelle Memorial Institute, Pacific Northwest Division

On October 12, 2000, we entered into a Memorandum of Understanding with Battelle Memorial Institute, Pacific Northwest Division ("Battelle"), pursuant to which Ocean Power would test and evaluate the commercial viability of ozone generator technology that was developed by Battelle and the Kharkov Institute of Physics and Technology (KIPT) of the Ukraine with funds provided by the United States Department of Energy Initiatives for Proliferation Prevention Program, and provide Battelle with written evaluations and data. Based upon the test and evaluation work completed by us pursuant to the October 2000 MOU, Batelle has proposed on March 8, 2001 that we participate as an industry partner with the Pacific Northwest National Laboratory, which is operated by Battelle, in the next phase of refining the ozone generator technology and licensing negotiations. Battelle has proposed for our continued participation in the project to develop a proposal for the Department of Energy's approval of further study of this technology for a specific field of use. In the event that we elect to so participate, and the Department of Energy agrees to fund our proposal, we would have a right to a non-exclusive, royalty free and paid up license for any technology that results from the study for the specified field of use. We would also have an option to negotiate for a royalty-bearing exclusive license and/or additional fields of use. We intend to continue our participation in the project. We have not yet submitted our proposal for further study to the Department of Energy.

         Organic Power

On March 14, 2001, we entered into a non-binding letter of intent, terminable at any time by either party, with Organic Power, a Norwegian company, to negotiate for an exclusive license to use Organic Power's gasification technology in the areas of distributed power and seawater desalination in those geographical regions currently covered by our joint venture agreements or heads of agreement -- Greece and Greek Cyprus, Mexico, and twenty-eight coutnries, territories and islands in the Caribbean region. The non-binding agreement to negotiate this license will automatically terminate on June 30, 2001 if a definitive license agreement is not executed by the parties. In addition, we agreed with Organic Power in the same non-binding letter of intent to commence discussions to obtain an exclusive license to use Organic Power's gasification technology in the U.S. and Canada. Ocean Power and Organic Power further agreed that either party would provide prior notice to the other party in the event that it entered into discussions with any third party about the use of Organic Powers's gasification technology or any similar technology.

In December 2000, we commenced discussions with Organic Power regarding the potential purchase of up to 50% of Organic Power's stock. These discussions, which were the subject of a non-binding memorandum of understanding dated December 20, 2000, are currently on-going.

Competition

In the general sense, competition to the Company's distributed power generation systems comes from existing distribution systems many of which adequately supply their customers at affordable prices. Therefore, we are aiming at markets without adequate power available, no existing infrastructure or a need for the increased reliability offered by distributed systems.

In all of its markets, we will team with a major power provider to provide project financing, operation, installation, maintenance and training. It will be these power providers that will have to decide which technology best serves their markets.

Distributed generation, by its nature, offers substantial barriers to competition from traditional power technologies. Once the distance from the user is beyond the distance that heat can be cost-effectively moved, you can only sell electricity. Large power generators operate at about 30-40% electrical efficiencies. An addition 7-10% loss in transmission worsens the picture and the operating and maintenance cost make it worse still (more plant to maintain). The major competitors we see will have to be able to field small systems that can cost-effectively sell combined heat and power to achieve the overall efficiencies in the 80-90% range that will match a Stirling system. For example; current PC-25, 200 kW fuel cells from ONSI, operating on natural gas, have demonstrated efficiencies above 85% in installations where the end user can use the heat produced as well as the power.

Potential  competitors  developing,  commercializing,   producing  or  marketing
systems for distributed, combined heat and power are working in the following four areas:

1.   Gas engines (IC Otto)
         Honda, Japan,
         Marathon, USA,
         Wartsila, Finland,
         Onan, USA

2.   Microturbines
         Capstone,USA
         Allied Signal, USA
         Siemens , Germany

3.   Stirling Engines

         Schweizerische Industrie-Gesellschaft (SIG), Switzerland
         WhisperTech, New Zealand
         Solo, Germany

         STM, USA

4. Fuel Cell (Proton Exchange Membrane (PEM) or Solid Oxide (SO)) Dais-Analytic, USA,
         Plug Power, USA
         Vaillant, USA
         Ballard, Canada,
         H Power, USA
         Zetec Power, UK

Within these four technology areas, development has advanced the farthest within the area of gas engines. This is due to the fact that such engines are based on well established commercial technologies offering long practical experience and low cost, which of course greatly facilitates further development. They also have been used for larger CHP installation for some time now. Micro turbines have made significant strides over the last several years but their most optimistic cost projections (~$500/kW according to Bear Sterns Diestributed Generation Survey of 2000)) don't approach those of Stirlings regarding efficiency,  cost,  noise  or  emissions.  Fuel  cells  have  so far  been  used commercially only to a very limited extent, and only in medium scale applications (~ 200 kWe). Their application for micro CHP has been intensively investigated only in the last 3 to 4 years, with practical demonstration of systems for the first time in 1998/99.

The main competitive feature of the Stirling technology versus the other three technologies is cost:

o Gas engines require damping, catalytic converters and filters, additional heat exchangers, and more extensive maintenance, which makes the product of the OEMs (i.e the micro CHP system) more expensive.
o Micro turbines are noisier, less efficient and higher emission than Stirlings.
o Fuel cells - in analogy to gas engines - require fuel reformers, compressors, moisturizers, desulphurisation devices, inverters which again makes the product of the OEMs more expensive at this time.

Patents and Other Intellectual Property Protection for Our
Proprietary Methods and Technologies

We consider the protection of our proprietary methods and technologies for desalination and power generation services and products to be important to the success of our business. We rely on a combination of patents, trade secrets and licenses to establish and protect our proprietary rights to our methods, technologies and products.

We currently own issued patents in the United States, Sweden, Germany, as well as one issued European patent, all of which were acquired when Ocean Power acquired Sigma Electroteknisk A.S. These patents are all directed to design and performance improvements and enhancements to Stirling engines, including but not limited to efficient motion transmission, heat storage, power control and energy conversion.

We also own four United States provisional patent applications. These provisional applications are directed to: (i) water pretreatment for desalination applications, (ii) components and processes related to the evaporation stage of a distillation system and (iii) certain improvements involving platelets, to the fabrication of manifolds for a Stirling engine. Non-provisional applications based on the priority dates of these four United States provisional applications will be filed this year. Any patents resulting from those applications will expire twenty years after the filing of the non-provisional applications. Non-provisional applications are expected to be filed for all four of these patents within the next ten months.

Through a license agreement with STM, Inc./General Stirling, we have an exclusive license (to practice the technology in question for any commercial purposes related to the removal of salt from sea water) under thirty-eight issued United States patents and over fifty issued non-U.S. patents, including German, Australian, European Community and Patent Cooperation Treaty ("PCT") patents. These patents are all directed to design and performance improvements and enhancements to Stirling engine technology, in areas including, but not limited to, power and speed control, heat management, solar energy management and fluid distribution.

Through Ocean Power's license agreement with Aquamax/Keeran, Ocean Power has an exclusive, worldwide license (within the field of seawater desalination) under more than sixty patents and patent applications, including issued patents in a variety of foreign countries, PCT applications and European Patents. These patents are directed to the fabrication and operation of distillation equipment, including but not limited to structural improvements, manufacturing techniques and performance enhancements which increase efficiency and reduce cost of manufacture. These patents do not include any that might be affected by Ocean Power's decision to seek arbitration with Aquamax/Keeran as to rights Aquamax/Keeran did not own, but purported to convey as discussed above in "Strategic Relationships--Aquamax International Holdings BV and Keeran Corporation".

Our business plan depends to a significant degree upon securing proprietary rights in the methods, technologies, component parts and products that enable us to meet our market goals. It is critical to our success that we secure and protect the intellectual property associated with those methods, products and technologies. We are in the process of exploring several new inventions (both methods and devices) and will continue to file patent applications in the U.S. and abroad as these inventions take final form. Patents provide some degree of protection for our intellectual property. However, the assertion of patent protection involves complex legal and factual determinations and is therefore uncertain. In addition, the laws affecting the scope of patent coverage and the periods of enforceability of patent protection are always evolving.

Patent applications are granted or rejected after comparison with inventions and practices already known in the same field, referred to as the prior art. The prior art in fields related to desalination and power generation is changing rapidly. Thus, with regard to our currently pending provisional applications, and applications to be filed in the future, there can be no assurance that patents will issue from any of these patent applications. In addition, issued patents licensed to us could be successfully challenged, invalidated or circumvented so that our patent rights would not serve as effective competitive barriers.

Ocean Power has applied to the U.S. Patent and Trademark Office ("PTO") to register the mark "H2OKW" as a trademark for use in the sale of goods and service relating to water desalination and purification systems used to produce water and energy. This application, based on Ocean Power's intent to use the trademark, was filed on July 26, 1999. The PTO has made two requests for additional information, to which Ocean Power has responded. No final determination as to the registrability of the mark has been made at this time.

Ocean Power also owns the mark "3 Inside" which has been registered as a trademark in Norway for use by Ocean Power's subsidiary, Sigma Elektroteknisk A.S. The patents owned by Ocean Power, or to which Ocean Power has licensed rights, have expiration dates ranging from 2002 to 2018. In addition to patent and trademark protection, we also plan to make use of copyright protection, in the United States and abroad, to protect proprietary software, technical manuals and other writings that we may develop in connection with our business methods and processes. We will also continue to use trademark registration to protect the good will associated with the Ocean Power name and with specific branded products which we expect to produce and sell. We also maintain our trade secrets and invention disclosures in accordance with a rigorous set of policies and procedures developed in conjunction with our outside intellectual property law firm.

Government Regulation

         Power

As Ocean Power deploys its power systems it will be subject to a variety of regulatory standards. The first tier of regulation is governmental on the macro scale. These include such standards as World Health Organization standards, national electrical codes and combustion safety standards. The next tier will be more local regulations covering such issues as air quality, noise and fire safety. The final layers of regulation are voluntary standards governing both safety, reliability and compatibility in areas such as grid compatibility, independent laboratory certification (such as Underwriters Laboratory in the US), insurability, manufacturing process control (ISO 9000) and environmental issues related to manufacturing (ISO 14000). ISO 14000 is a series of standards on environmental management tools and systems being developed by the ISO.

The Company's approach to these issues is straightforward. In the downstream direction, all joint venture partners or utility customers will be required to handle all permitting issues for their territories. This includes fire, air quality, and construction codes.

All systems will be designed and built to applicable regional standards such as the National Electrical Code in the US. All vendors and subcontractors will be required to manufacture to both ISO 9000 and ISO 14000 international standards.

Components and subsystems will be used that have already passed all relevant governmental and industry standards. When new components are developed, where needed, they will be put through the appropriate certification processes by such independent entities as Underwriters Laboratory or Gas Research Institute.

In all instances, new certifications will be done to the strictest standard extant. For example, all air quality certification will be done in California under the supervision of the California Air Resources Board. Their stamp of approval is accepted by in most of the rest of the world where Ocean power plans to do business.

         Water

In general, most countries in which we plan to install desalination systems have local drinking water quality standards and environmental laws and regulations. At present, three sets of water quality standards set the standards for most of the countries which comprise the market of the Ocean Power Corporation for seawater desalination systems. These are the World Health Organization, the
European Union and the United States Environmental Protection Agency. In general, compliance with the most stringent of these regulations combined will assure compliance with other nations regulations for water quality and environmental law.

         We have established the following requirements for Water Quality of the World Health Organization, the European Community, the U.S. Environmental Agency and of the Company itself. Our standards are more stringent than the above governmental agencies.

                                                 Water Quality
                                    (A summary of drinking water standards)
                            (Values in milligrams per litre, except for pH levels)

             Constituents Power                   WHO(2)            EC(3)            EPA(4)              Ocean
Total Dissolved
  Solids (TDS)...........................     less than or     less than or     less than or      less than or equal
                                              equal to 100     equal to 200     equal to 500      to 50
  pH (units).............................    --               --                6.5-8.5           5.5-8.5
  Sodium ................................     less than 200    less than 20     No Standard       less than 20
  Chloride...............................     less than 250    less than 25     less than 250     less than 25
  Bromide ...............................    --               --               --                 less than 25
  Heavy Metals ..........................    --                less than 30     less than 1       less than or equal
                                                                                                  to EPA
  Turbidity .............................                                                         0.5--1.0
  Natural Turbidity Unit's ..............
  Odor ..................................                                                         3
  Threshold Taste........................    --               --               --                 B1 or B2 (1)
  Coliform...............................     No Standard      No Standard      less than 1       0
                                                                                colony/100ml

  Giardia Lambila........................     No Standard      No Standard      0                 0
  Le Gionella ...........................                      0                0                 0
         .........

(1) International Association on Water Pollution Research and Control Flavor Wheel for Drinking Water, Water Quality Bulletin, Vol. 13, No 2-3, 1988.

(2) WHO is the World Health Organization; standards are derived from "Guidelines for Drinking Water Quality", Second Edition, Volume 1, World Health Organization, Geneva, 1993

(3) EC is the European Community; standards derived from "Water Framework Directives", 23 October 2000, as being impslemented by several Member Nations, and the EU Council Directives 80/778/EEC and 98/83/EC

(4) EPA is the United States Environmental Protection Agency, "National Primary Drinking Water Regulations", August 5, 1999

The company recognizes that compliance with these laws and regulations is mandatory and penalties usually exist in the event of non-compliance. Further, it is anticipated by the company that changes to these laws and regulations may require improvements to desalination systems, which may require additional capital and increase operating costs in order to remain compliant. Such changes, together with the level of enforcement, could adversely impact financial performance of the company during the period of change.

International Standards: World wide, certain international standards are being employed for both water and environmental regulation. Among the most pervasive are ISO 14000 standards for environmental performance and the World Health Organization guidelines for drinking water quality, as published in 1993.

European Standards: Until the recent consolidation of standards under the European Union, each country had its own extensive water quality laws and regulations. With the consolidation, EU 2000 has become the emission standard and developing framework directive that is to be accepted by all EU members.

United States: The dominant regulations within the United States are the EPA, Office of Water, National Primary and Secondary Drinking Water Regulations. Individual states, such as California, have built upon these standards and added further specific standards, for water. California has numerous other laws, which will regulate the technical operation, location, and performance of the company's desalination systems. Among such standards are, the California Coastal Commission regulations and the State Water Resources Board for Water Quality Control of Ocean Waters. Other US environmental laws, which might impact the company's water operations, are the Clean Air Act, the Resource Conservation and Recovery Act, the Emergency Planning and Community Right to Know Act, and the Comprehensive Environmental Response, Compensation and Liability Act.

Caribbean Area: Through various treaties and agreements, such as the Caribbean Basin Initiative, the Caribbean Basin has adopted US EPA standards for water and environmental protection.

Greece and Cyprus: Because of its membership in the European Union, this region is adopting the European Community Framework Directive.

Mexico: As a result of the NAFTA treaty and ongoing negotiations between the US and Mexico regarding environmental standards, the Company believes that compliance with US EPA standards and regulations will satisfy current and developing standards in Mexico.

         Employees

As of the date hereof, the Company employed 34 full-time employees, to include, the President, Vice President, Secretary Treasurer, 2 Executive Assistants to the President and Vice President, 2 Chemists, Manufacturing Manager, Design Engineer and an Administrative Assistant. The Company hires independent contractors on an "as needed" basis only. The Company has no collective bargaining agreements with its employees. The Company believes that its employee relationships are satisfactory. In the long term, the Company will add staff through acquisitions and will attempt to hire additional employees as needed based on its growth rate.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS

This Form 10 contains forward-looking statements. These statements relate to future events or the Company's future financial performance. The Company's financial projections contain figures relating to plans, expectations, future results, performance, events or other matters. When used in the Plan of Operations, or elsewhere in this Form, words such as "estimate", "project", "intend", "expect", "anticipate", "believe", "can", "continue", "could", "may", "plans", "potential", "predicts", "should", or "will" or the negative of these terms or other similar expressions are intended to identify forward-looking statements.

These statements are only predictions and involve known and unknown risks and uncertainties. Such forward looking statements involve numerous risks and uncertainties, pertaining to technology, development of the Company's products and markets for such products, timing and level of customers orders, competitive products and pricing, changes in economic conditions and markets for the Company's products and other risks and uncertainties.

Actual results, performance and events are likely to differ and may differ materially and adversely. Investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the date of the Plan of Operations.

The Company undertakes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future except as otherwise required by law or its reporting obligations.

Plan Of Operation

The Company's current operations began in January, 1997 by Manufacturing Technologies Corporation (MTC). MTC was a Delaware corporation and was originally set up to develop a business manufacturing modular seawater desalination and power plants. In March of 1998, MTC became a wholly owned subsidiary of PTC Holdings, Inc., when PTC Holdings acquired 100% of the stock of MTC in return for assuming $1.4 million of its debt which represented 100% of MTC's outstanding debt. PTC Holdings subsequently merged with the Company, then named PTC Group, in June 1999. PTC Group continued as the surviving corporate entity conducting the business of PTC Holdings.

The Company is developing modular seawater desalination systems integrated with environmentally friendly power sources. It is also developing stand alone modular Stirling based power systems. These systems are intended to be sold to a series of regional joint ventures that will ideally take 15-25 year contracts to sell water and power. If successful, this will provide the Company dual income streams from both equipment sales and royalties from the sale of water and power. Entry into joint ventures may involve certain risks such as exposure to liabilities incurred by the other joint venturer and the need to share certain intellectual property with such joint venturers. However, the Company plans to limit these risks by forming such joint ventures with entities which limit liability of their owners, such as corporations and limited liability companies. The Company does not currently plan to license its intellectual property to these joint ventures. All such intellectual property will remain the property of Ocean Power. Furthermore, any enhancements to Company's intellectual property arising out of the joint venture will be licensed back to the Company for its use.

The Company has no profit to date. It has experienced a total of $6,959,120 in losses for the nine months ended September 30, 2000. The Company's losses have resulted from the fact that its products are still in development and no sales have been generated.

The Company currently has enough cash to continue its present level of operations for about 3 months. Due to the increased level of activity projected during the next three years, additional funding will be needed and is being sought.

The Company does not have an established source of revenues sufficient to cover its operating costs and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through the sale of common stock, the proceeds of which will be used to develop the Company's products, pay operating expenses and pursue acquisitions and strategic alliances. The Company expects that it will need $20,000,000 to $30,000,000 of additional funds for operations and expansion in 2001. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

The Company currently has outstanding debt with an aggregate principal amount of $4,878,375 as of December 31, 2000. For the year ended December 31, 2000, the Company has issued 201,537 shares of common stock in conversion of, or to otherwise retire or cancel, debts of the Company with an aggregate principal amount of $631,812. These issuances of common stock are more fully described in
Part II, Item 4 of this Form 10.

The Company has a limited operating history on which to evaluate its prospects. The risks, expenses and difficulties encountered by start-up companies must be considered when evaluating the Company's prospects. All development efforts share the risks that the technology being pursued may not perform to expectations. Also the cost to manufacture may exceed the product's value in the market. Changing market conditions and new technological breakthroughs by competitors also pose risks.

Due to these uncertainties, the exact cost of the development program described below cannot be guaranteed. Difficulties and setbacks occur and can adversely affect the Company. All plans contain contingencies but they may prove insufficient.

If market conditions change, financial performance projections may prove unreachable. All of these factors must be weighed when evaluating the future prospects (value) of a development stage company.

The Company does not have an established source of revenue sufficient to cover its operating costs and to allow it to continue as a going concern. Also, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the following paragraphs and eventually attain profitable operations.

The Company's plan of operation for the next twelve months is as follows:

         (i) Since completion of its water quality certification on 9 December 1999, the Company has raised approximately $10 million pursuant to private placement financing which has allowed the Company to implement its Product Development Program, as well as to further business development, strategic partnering and acquisition activities. Based on an analysis of its sales and development costs, the Company intends to raise an additional $20-30 million pursuant to private placement and financing during the first half of 2001 and, depending on the pace of actual sales and the acquisition activities of the Company, an additional round of financing (for a minimum of $100 million dollars) in the second half of 2001. The exact method by which this additional round of financing will be raised will be based on the maximization of shareholder value. The additional equity, if raised by the Company, will allow the Company to execute its business plan.

                  Maximization of shareholder value is the basic lens through which all investment and other business decisions are made. One of the major reasons that the Company prefers to enter into joint ventures to finance its endeavors is to off-load the bulk of the expense of market development onto the joint venture partners. This brings market share without dilution of Ocean Power shareholders. However, there are potential disadvantages to our reliance on joint ventures, such as, a reliance on third parties to properly implement our business plan. Similarly, the choice to subcontract manufacturing and engineering wherever possible is done for the same reason. The only in-house manufacturing will be of extremely proprietary components using processes protected by trade secrets that cannot be otherwise protected.

         (ii) The Company will be doing technology and product development in a number of areas. They are:

                  (a)      low-temperature hydrogen generation
                  (b)      ejectors
                  (c)      chemical-free water pretreatment
                  (d)      enhanced heat transfer in plastic heat exchangers
                  (e)      high-performance alkaline fuel cells
                  (f)      Stirling engines.

                  This work is all aimed at improving the performance and reducing the capital cost of the Company's products.

         (iii) The Company intends to build and install additional facilities in the next year.

                  They are

                  (a)      further laboratory and test facilities
                  (b)      system integration facilities, and
                  (c)      a manufacturing facility for proprietary components

         (iv) Although the Company plans to subcontract out as much work as possible, during the next year it still anticipates increasing the number of employees from the current 34 full time to approximately 40 full time.

         Risks and Uncertainties

There are many risks and uncertainties involved in the Company's business and in investment in the Company's common stock. Additional risks and uncertainties not currently known to the Company or that are believed to be immaterial may also harm the business. If these or any of the following risks actually occur, the Company's business could be harmed, the trading price of the common stock could decline and shareholders may lose all or part of their investment.

Our limited operating history and our evolving business model make it difficult to evaluate our prospects.

         Our company began pursuing operations in the distributed water and distributed power industries in 1997. Our limited operating history makes it difficult to predict our future prospects, which are subject to the risks, expenses and uncertainties encountered by early stage companies in the new and rapidly evolving market for Internet commerce products and services. These risks include:

         o     our unproven and evolving business model;
         o     the potential development of comparable services by competitors;
         o whether we can maintain and improve our technology to meet the needs of our customers and to facilitate the offering of the products and services contemplated in our business model; and
         o     our ability to manage our growth.

         To address these risks, we must, among other things:

         o enhance and expand our products and services in the manner described in the business section; and
         o continue to develop our supporting technology and otherwise improve our business model.

         Our failure to successfully address these risks could have a material adverse effect on our business, results of operations and financial condition.

We expect to continue to have losses and we may not become or remain profitable.

         Whether we become and remain profitable will depend upon our ability to generate and sustain increased revenues in excess of our expenses. We expect to experience significant growth in our operating expenses for the foreseeable future and that our revenues during this period will not be sufficient to offset our expenses. Therefore, we expect to continue to incur substantial losses and to operate on a negative cash flow basis for at least the next two years. We have had significant net losses since inception and, at September 30, 2000, our accumulated deficit was approximately $17,245,936. To date, we have recognized minimal revenue and our ability to generate revenue going forward is highly uncertain. In addition, we currently intend to have substantial operating expenses relating to marketing, hiring additional personnel and developing our technology. Therefore, we expect to continue to have significant losses and to operate on a negative cash flow basis for at least the next two years as we try to grow our customer base and our technological platform.

         We cannot be sure that we will ever be profitable. Even if we are able to become profitable, we may not be able to remain profitable. Our ability to take the steps necessary to implement our business model may be hampered if we fail to sufficiently increase our revenues or if any increased revenues are more than offset by increased operating expenses.

We cannot predict our future capital needs or our ability to secure additional financing.

         Future working capital requirements depend on many factors, including our ability to successfully execute our business plan. We may need to raise additional funds to support more rapid growth in our business, develop new or enhanced services and products, respond to competitive pressures, acquire complementary technologies or respond to unanticipated requirements. If our current funding proves insufficient to support future operating requirements, we will need to obtain additional funding by issuing additional equity securities or debt in the public or private capital markets. Such funding alternatives, if available at all, may not be on favorable terms. Our failure to raise additional capital or additional funding when needed could have a material adverse effect on our business, results of operations and financial condition. If we raise additional funds by issuing equity securities, the percentage ownership of our then-current stockholders would be reduced. Furthermore, such equity securities might have rights, preferences or privileges senior to those of our common stock. If we raise additional funds through the incurrence of debt, we may incur significant interest expense and the terms of such debt may impose certain covenants on us that constrain our ability to implement our business plan.

Increasing competition could adversely affect our market share and financial performance.

         Although, we do not currently believe there are any direct competitors in the industries or markets in which we are operating or in which we intend to operate, we expect competition from various other companies to occur and grow. Many of our potential competitors are more established than we are and have greater financial resources than we do. Some of our competitors have greater market presence, marketing capabilities and technological and personnel resources than we do. As a result, compared to us, these competitors may:

         o     develop and expand their offerings more quickly;
         o adapt more swiftly to new or emerging technologies and changes in client requirements;

         o take advantage of acquisitions and other opportunities more effectively;
         o     devote more resources to sales and marketing; and
         o more effectively use existing relationships with clients and strategic partners with recognized brand names to market and sell their services.

Our strategy depends in part upon our ability to successfully introduce new products.

         We intend to expand the range of water desalination and power production through the development of new technologies, including fuel cells. New products may require us to expand our operations or make improvements to our technology in ways that cannot be completed in a cost-effective or timely manner. They may also subject us to additional and potentially burdensome regulatory requirements. Additionally, we may not be able to attract significant interest in trading these new products through our marketplace. Our failure to successfully introduce new products could harm our business.

We may be unable to enter into or maintain strategic alliances.

         We have entered into certain strategic alliances to allow us to expand our offerings in different areas of the world and to otherwise further our business objectives. For a discussion of these strategic alliances, you should read the "Item 1. The Business -- Strategic Partnerships" section. We expect to enter into other such relationships in the future to continue to increase the size of the market to which we offer our goods and services. It is possible that neither our current nor future alliances will generate the number of new customers or the increased business that we intend. It is also possible that alliances with a particular strategic partner may cause its competitors to stop or avoid using our marketplace.

We may not be able to keep up with rapid technological changes.

         The distributed water and distributed power industries are characterized by rapid technological change, varying usage and client requirements and preferences, frequent introduction of products and services embodying new technologies and the emergence of new industry standards and practices that could render our existing technology and systems obsolete. Our future success will depend on our ability to enhance and improve the responsiveness, functionality, accessibility and features of our transaction processing systems. We expect that our marketplace will require extensive technological upgrades and enhancements to accommodate many of the new products and services that we anticipate adding to our marketplace. We cannot assure you that we will be able to expand and upgrade our technology and systems, or successfully integrate new technologies or systems we develop in the future, to accommodate such increases in a timely manner.

         Our failure to provide reliable and consistent access or to expand or upgrade our systems could have a material adverse effect on our reputation, business, operating results and financial condition.

We may not effectively manage our growth.

         In order to achieve the critical mass of business activity necessary to successfully execute our business plan, we must significantly increase the number of strategic partners and customers that use our technology. This growth will place significant strain on our personnel, systems and resources. We cannot be sure that we will manage our growth effectively, and our failure to do so could have a material adverse effect on our business, financial condition and operating results. We also expect that we will continue to hire employees, including technical, management-level employees, and sales staff for the foreseeable future. This growth will require us to improve management, technical, information and accounting systems, controls and procedures. We may not be able to maintain the quality of our operations, control our costs, continue complying with all applicable regulations and expand our internal management, technical information and accounting systems in order to support our desired growth.

We depend on the specialized market knowledge and technology skills of our key management and employees.

         Our future success depends, in significant part, on the continued service of Joseph P. Maceda, our President, Robert L. Campbell, one of our Vice Presidents, J. Michael Hopper, our Secretary/Treasurer and certain other key executive officers, managers and sales and technical personnel who possess extensive expertise in various aspects of the desalination industry, fuel cells and the power generation industry. We cannot assure you that we would be able to find an appropriate replacement for any of our key personnel. Any loss or interruption our key personnels' services could adversely affect our ability to develop our business plan. It could also result in our failure to create and maintain relationships with strategic partners that are critical to our success. We have entered into employment agreements with Messrs. Maceda, Campbell and Hopper and certain other officers and managers.

We may not be able to recruit and retain a sufficient number of adequately trained personnel.

         Our business plan relies heavily on attracting and retaining industry specialists with extensive technical and industry experience and existing relationships with many industry participants. Our business plan also relies heavily on attracting and retaining qualified technical employees so we can fully develop and enhance our technology. The markets for many of our experienced employees are extremely competitive. We cannot assure you that we will be successful in our efforts to recruit and retain the personnel we will need, and our failure to do so could adversely affect our business.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value and harm our operating results.

         If appropriate opportunities arise, we may acquire or make investments in complementary businesses, technologies, services or products. The process of integrating any acquired business, technology, service or product into our business and operations may result in unforeseen operating difficulties and expenditures. Integration of an acquired company also may consume significant management resources that would otherwise be employed in the ongoing development of our business. In addition, we may not realize the anticipated benefits of any acquisition. We may be unable to successfully identify, negotiate or finance future acquisitions or integrate any acquisitions with our current business. Future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business and financial results.

We may not be able to effectively protect our intellectual property rights.

         We regard certain aspects of our products, processes, services and technology as proprietary. We have taken steps to protect them with patents, copyrights, trademarks, restrictions on disclosure and other methods. Despite these precautions, we cannot be certain that third parties will not infringe or misappropriate our proprietary rights or that third parties will not independently develop similar products, services and technology. Any infringement, misappropriation or independent development could harm our business and future financial results.

         We have filed patent applications for certain aspects of our technology and processes, but these may not be issued to us, and if issued, may not protect our intellectual property from competition which could seek to design around or invalidate these patents. Our failure to adequately protect our proprietary rights in our products, services and technology could harm our business by making it easier for our competitors to duplicate our services.

         We own several Internet domain names, including www[dot]powerco[dot]com. The regulation of domain names in the United States and in foreign countries may change. Regulatory bodies could establish additional top-level domains or modify the requirements for holding domain names, any or all of which may dilute the strength of our name. We may not acquire or maintain our domain name or additional common names in all of the countries in which our marketplace may be accessed, or for any or all of the top-level domains that may be introduced. The relationship between regulations governing domain names and laws protecting proprietary rights is unclear. Therefore, we may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of our trademarks and other proprietary rights.

         We may have to resort to litigation to enforce our intellectual property rights, protect our trade secrets, determine the validity and scope of the proprietary rights of others, or defend ourselves from claims of infringement, invalidity or unenforceability. Litigation may be expensive and divert resources even if we win. This could adversely affect our business, financial condition and operating results.

Any infringement by us of the proprietary rights of others could result in litigation.

         We do not believe that we infringe the proprietary rights of others, and to date, no third parties have notified us of any such infringement. However, we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. Either of these consequences of an infringement claim could have a material adverse effect on our future financial results. If we are unsuccessful in defending any claims of infringement, we may have to obtain licenses or pay royalties to continue to provide our services. We may not be able to obtain any necessary licenses on commercially reasonable terms, or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are too costly, our operating results may suffer either from reductions in revenues due to our inability to serve clients or from increases in costs incurred in licensing third-party technology.

Our business is subject to government and other regulation.

         Both the distribution of water industry and the power generation industry are subject to governmental regulation. However, because of the uncertainties surrounding the applicability of these rules to our current or future business activities, we cannot be sure that we have been and will remain in compliance with all applicable laws and regulations. Our failure to comply with all applicable laws and regulations may result in the revocation or denial of required licenses and approvals, government or private legal action, civil and criminal liability and indemnification liability to third parties, among other consequences.

Delaware law and our charter may inhibit a takeover of our company that stockholders may consider favorable.

         Provisions of Delaware law, such as its business combination statute, may have the effect of delaying, deferring or preventing a change in control of our company. In addition, our Certificate of Incorporation authorizes the issuance of "blank check" preferred stock (that is, preferred stock which our board of directors can create and issue without prior stockholder approval) with rights senior to those of our common stock. These provisions may have the effect of delaying or preventing changes of control or management of our company, even if such transactions would have significant benefits to our stockholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our common stock.

There is no active public trading market for our common stock, and we cannot assure you that an active trading market will develop or be sustained.

         Although much of our common stock is available for trading on the "pink sheets", there has been no strong public market for our common stock and we cannot assure you that an active trading market will develop or be sustained. The market price of our common stock may fluctuate widely and trade at prices below the initial public offering price. The price of our common stock may fluctuate widely, due to many factors, including our perceived prospects, the prospects of the water distribution and power generation industries in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, changes in general economic or market conditions and broad market fluctuations. In addition, securities class action litigation has often been instituted against companies following periods of volatility in the market price of their securities. This type of litigation could result in substantial costs and a diversion of management attention and resources.

We are controlled by a group of our existing stockholders, whose interests may differ from other stockholders.

         Joe Maceda, Robert Campbell and Gloria Rose Ott own approximately 27.9%, 18.3% and 6.8%, of our common stock. In addition, our executive officers and directors, in the aggregate, own approximately 57.0% of our common stock. Accordingly, our directors and executive officers, whether acting alone or together, will have significant influence in determining the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including mergers, acquisitions, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of these stockholders, may differ from the interests of the other stockholders.

Future sales of our shares would adversely affect the market price of our common stock.

         If our existing stockholders sell a large number of shares, or if we issue a large number of shares of our common stock in connection with future acquisitions or otherwise, the market price of our common stock could decline significantly. Moreover, the perception in the public market that these stockholders might sell shares of common stock could depress the market price of our common stock.

Our forward-looking statements are speculative and may prove to be wrong.

         We have made forward-looking statements in this prospectus, including in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations," that are based on our management's belief and assumptions and on information currently available to our management. Forward-looking statements include all information concerning our possible or assumed results of operations, business strategies, financing plans, competitive position and potential growth opportunities. Forward-looking statements also include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words "believes," "expects," "anticipates," "intends," "plans," "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements. You should not put undue reliance on any forward-looking statements. We do not intend and are not obligated to update forward-looking statements after the date of this Form 10-SB.

ITEM 3.  DESCRIPTION OF PROPERTY

         The main office of the Company is currently located at 5000 Robert J. Mathews Parkway, El Dorado Hills, California 95762. It leases a 21,600 square feet building which is currently configured as office, engineering and warehouse space. The term of the Lease is for 5 years commencing April, 1997 and ending April 30, 2002. The company has two, three year options to extend the lease. As adequate financing becomes available to the Company, laboratory, test facilities, and system integration facilities and a manufacturing facility for proprietary components will be built. In addition, the Company leases a limited amount of office space in New York City.

         It is the Company's policy to generally avoid investments in illiquid assets such as real estate and manufacturing equipment. It will contract for the manufacture of its product. Services for such manufacturing are readily available. With regards to excess funds and retained earnings, the Company generally will invest such funds in money market funds or treasury funds. The Company typically funds ongoing operations from cash flow, and generally should not have significant funds available for long-term investment.

ITEM 4   SECURITY   OWNERSHIP  OF  CERTAIN   BENEFICIAL  OWNERS  AND  MANAGEMENT
         PRINCIPAL STOCKHOLDERS

         The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of March 19, 2000 by (i) each stockholder known by the Company to be the beneficial owner of more than five percent (5%) of the outstanding Common Stock, (ii) each director of the Company,
(iii) each executive officer of the Company, and (iv) all directors and executive officers as a group.

                                                                                     Percentage       Percentage
                                          Name and Address Of Beneficial              Number of      Beneficially
              Title of Class                         Owner                            Shares            Owned (1)
              --------------              ------------------------------              ------            ---------
Common....................................    Joseph P.Maceda*                        10,641,579          27.9%
                                              5019 Susan Oaks Drive
                                              Fair Oaks, CA 95628
Common....................................    Robert L. Campbell*                      6,980,341          18.3%
                                              15009 Rio Circle
                                              Rancho Murieta, CA 95683
Common....................................    Gloria Rose Ott*                         2,610,000           6.8%
                                              20250 Edgewood Farm Lane
                                              Purcellville, VA 20132
Common....................................    J. Michael Hopper*                       1,500,000 (2)       3.9%
                                              2803 Belhaven Place
                                              Davis, CA 95616
Common....................................    Algonquin Capital Management             4,576,000 (3)      11.1%
                                              440 Main Street
                                              Ridgefield, CT 06877

Common....................................    Officers and Directors                  21,731,920 (4)      57.0%
                                              as a group (7 persons)


         *Indicates directors and/or executive officers.

         (1) Based upon 38,149,942 shares of common stock outstanding on March 19, 2001. The Company has been advised that each person above has sole voting power over the shares indicated above.

         (2) Includes options to purchase 598,680 shares of common stock at an exercise price of $1.50 per share.

         (3) Of the number of shares of our common stock listed here 4,376,000 are held by Algonquin Capital Management LLC ("Algonquin"). Such amount includes 2,688,000 shares which are issuable upon exercise of warrants for an exercise price of $1.50 per share. Algonquin's controlling member is Michael Lockwood, who may be deemed to share with the company (i) the power to vote or direct the vote of all the shares and (ii) the power to dispose or direct disposition of all the shares. Of the number of shares of our common stock listed here 200,000 are held by the Lockwood Children's Longterm Trust (the "Trust"), which holds such shares for the beneficiary children of Mr. Lockwood. Such amount includes 100,000 shares which are issuable upon exercise of warrants for an exercise price of $1.50 per share. Mr. Lockwood is a trustee of the Trust and may be deemed to share with the Trust (i) the power to vote or direct the vote of all the shares and (ii) the power to dispose or direct disposition of all the shares. The principal business address of Mr. Lockwood is the same as that set forth for Algonquin above.

         (4) Includes options to purchase 598,680 shares of common stock at an exercise price of $1.50 per share held by J. Michael Hopper.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

(a)      Directors And Executive Officers.

                      Name                            Age                              Office (1)
                      ----                            ---                              ----------
Gloria Rose Ott ............................           46            Chairman of the Board and  Director
Joseph P. Maceda ...........................           48            President and Director
Robert L. Campbell .........................           56            Vice President and Director
J. Michael Hopper...........................           53            Secretary/Treasurer
Thomas G. Redmon............................           55            Senior Vice President & General Counsel
Philip M. Johnson...........................           45            Vice President, International Operations
Blair Aiken.................................           33            Senior Vice President Business Development

         (1) Directors serve a term of one year. Gloria Rose Ott wasa Director of the Company from May 26, 1998 to September 18, 1998. Subsequently, Ms. Ott and Messrs. Maceda and Campbell became Directors of the Company on June 22, 1999 as a result of the merger of PTC Holdings, Inc. with and into the Company. Previously, all such persons were Directors of Holdings. Gloria Rose Ott had served as Director and Chairman of the Board of Holdings since October 1998; Joseph P. Maceda had served as a Director of Holdings since January 1997; and Robert L. Campbell had been a Director of Holdings since June 1997.

(b)      Background Information.

         Ms. Gloria Rose Ott - Chairman Of The Board. Ms. Ott joined the Company as Chairman of the Board in October, 1998. Ms. Ott was founder and Chairman of Rapid Tech, Inc., from 1995 through 1999. RapidTech, a privately held corporation, managed a Defense Advanced Research project that employed agile manufacturing standards to the eventual mass-production of hybrid vehicles, teaming with Detroit Center Tools and the Taylor Dunn Company.

         In 1994, Ms. Ott received a Presidential Appointment and served on the Board of Directors of the Overseas Private Investment Corporation (OPIC) until 1999. OPIC sells investment services to assist U.S. companies in some 140 emerging economies around the world with an active portfolio of $18.3 billion. In addition, from 1992-1998 Ms, Ott served as the President of Miraido Corporation, building a $24 million mixed-used real estate project on a city block in San Jose, California. Ms. Ott earned her Bachelor of Arts Degree at San Francisco State University and completed her graduate studies at Sonoma State University.

         Joseph P. Maceda - President. In January of 1997, Mr. Maceda founded Manufacturing Technologies Corporation to pursue the modular seawater desalination and power markets. This company became a wholly owned subsidiary of PTC Holdings, Inc, in March of 1998. Mr. Maceda also served as President. In June, 1997, PTC Holdings merged with PTC Group, Inc. (OTCBB Symbol: PWRE), and Mr. Maceda became President of the merged company.

         Mr. Maceda has 22 years of experience in business development, management, finance, technology acquisition, and development in support of product commercialization.

         Since Mr. Maceda founded the Company in January 1997, he has devoted 100% of his time to the development of the business that has evolved into Ocean Power. As the financials show, Ocean Power has had no sales since its inception. For the seven and half years prior, Mr. Maceda, was the VP of Development of H Power. In March of 1987, Mr. Maceda founded Teledata International, Inc., which was developing wireless, wide-area networks for remote monitoring and control systems. Fuel cells were a subsidiary technology development as power supplies but in June 1988, because of the potential of fuel cells, all other technologies were shelved and a new corporation was formed call H Power Corporation, to develop fuel cell, hydrogen generation, and storage technologies for use in the battery replacement, stationary power, and transportation markets.

         From June 1998 until he left H Power in December, 1996, Mr. Maceda raised money, found technologies and developed strategic partnerships for marketing and manufacturing with companies such as Singapore Technologies, Rolls-Royce; Neste Oy; IBM; Duquesne; Sumitomo; British Nuclear Fuels; the U.S. Department of Defense; the U.K. Ministry of Defense, and others.

         Robert L. Campbell - Vice President. Mr. Campbell has 24 years experience in the high technology sectors of the defense electronics industry, is a pioneer in the conversion of defense technologies to peaceful applications, and has 10 years experience in the seawater desalination industry. Prior to founding Integrated Water & Power,(IW&P) during 1997, Mr. Campbell was founding President and Chief Executive Officer of Advanced Distillation Technology (ADTech, founded 1991). He was responsible for the identification and negotiation of Kaiser Aerospace & Electronics, Saudi Industries for Desalination Membranes and Systems, and Singapore Technologies Automotive as key investors and partners. He was responsible for ADTech's system design and the location and selection of all key technologies and personnel. While Mr. Campbell was President and CEO of Advanced Distillation Technologies, a development stage company, working on exactly what its name describes. This company had no sales in the time Mr. Campbell was running it.

         In 1983, Mr. Campbell founded, operated and developed Advanced Counter Measure Systems (ACMS) a privately held corporation which supplied advanced technology electronic systems to all U.S. military services and several federal agencies. During 1987 and 1988 Mr. Campbell arranged and concluded the significant sale of equity in ACMS to TRW, Inc., of Delaware and EDO Corporation of New York.

         While at Watkins-Johnson Co. from 1966 to 1983 Mr. Campbell progressed from Member to the Technical Staff in Device R&D to Staff Scientist in Electronics Warfare Systems, to Founding Department Manager of the Electronics Warfare Systems group.

         From 1967 to 1970 while in military service ((U.S. Army Security Agency and Strategic Communications Command) he designed and deployed extensive test networks used to explore Electromagnetic Pulse effects in support of the Safeguard Anti-Ballistic Missile System development. Mr. Campbell is a graduate of St. Mary's College of Moraga, California (B.S. Physics, 1966), did graduate studies at the University of Arizona (Systems Engineering 1968), participated in the Honors Program at Stanford University (Microwave Engineering, 1975) and holds a California State Teaching Credential (lifetime).

         J. Michael Hopper - Secretary/Treasurer. Mr. Hopper joined the Company in January of 1997. Prior to his current position, from 1986 to 1996 Mr. Hopper was President, Founder and Partner of Rainbow Video Duplicating, Inc., of New York, a video duplicating service company with clients in corporate, medicine, entertainment, and instructional fields. Mr. Hopper worked closely with clients through all stages of package, design, printing, duplication, fulfillment and final production of an annual distribution exceeding 3 million units. Mr. Hopper has a Bachelor of Arts degree in communications from the University of Florida.

         Thomas G. Redmon - Senior Vice President & General Counsel. Thomas G. Redmon, joined Ocean Power on January 1, 2001 as Senior Vice President and General Counsel. Mr. Redmon received a Doctor of Jurisprudence from University of California at Davis in 1969.

         From 1976 through 1997 he was a partner with the law firm of Wilke, Fleury, Hoffelt, Gould and Birney. During that time he did both litigation and transactional work serving as business and corporate counsel for a number of small to medium sized businesses and specializing in complex business litigation in the healthcare and accounting fields. Mr. Redmon was appointed Managing Partner in 1998 and held that position until December, 2000. During his tenure as Managing Partner, Mr. Redmon was responsible for all aspects of the business operations of the firm.

         Blair Aiken - Senior Vice President Business Development. Mr. Aiken joined Ocean Power Corporation, New York Office on January 1, 2001, from Hydrogen Performance Technologies, or HyPerTec. Mr. Aiken has 10 years experience developing and advising companies. Over the last three years, Mr. Aiken has focused on emerging technology start up concerns, through Think tank Capital in New York. He originated and evaluated start up technology companies, for investors advising clients whether to proceed with development and/or financing. Industries of clients previously under advisory included: defense contractors, content, computer security, power generation and fuel cells. Working closely in 1999 with MIT Media Lab start up, which designed the new generation of wearable computers and medical devices. In late 1999, this work lead to the founding of Hydrogen Performance Technologies.

         From 1995 until 2001, Mr. Aiken was with AIM Inc., based in Europe, where he worked to improve and perfect business practices of large European multinationals, first for Akzo Nobel Inc., and later Mobil Oil, SCA Paper, Fuji, Schiphol Airport, and others. Focusing on paradigm improvements through the "Best Practice" approach has helped clients attain world-class status in the field of site operations with specific attention to safety, health and environment.

         AIM Inc. authored and implemented training programs for do-it-right the first time processes to increase productivity and profits, decrease injuries, reduce illness rates, and reduce unacceptable emissions to the environment. Employees from the Shop Floor to the Board Room are taught total involvement for mutual success. The Aim Training, Tools and Process Controls are in use in North America, South America, Europe (18 countries) and will be introduced in Africa and the Far East in the new millennium.

Philip M. Johnson -Vice President, International Operation. Mr. Johnson joined the Company in September, 2000 as the Company's Vice-President responsible for International Operations. Philip joined Ocean Power from Innogy, and prior to that, National Power. Immediately prior to Ocean Power, from 1997, Mr. Johnson was Managing Director of Innogy, where he was responsible for the development of the Regenesys(TM) regenerative fuel cell system. From the period 1989 to 1997, while at National Power, Mr. Johnson created four successful businesses, two based on service provision and two based on unique intellectual property. He has global experience in power project development and technology development including product and brand management, process, licensing and joint ventures. Philip personally led some of National Power's major change programs and was National Power's first Business Development Manager. He has extensive experience in the energy sector, covering business development and policy, corporate strategy, economics, finance, regulation, institutional development, power production, transmission, distribution and sales.

         A Coopers & Lybrand-trained management consultant, Philip has carried out a wide variety of UK and overseas assignments in Energy and Water. His earlier career involved periods with The North of Scotland Hydro-Electric Board, British Electricity International and the Central Electricity Generating Board.

         Mr. Johnson, a citizen of the U.K., received an M.B.A. (Distinction) from Glasgow University and a B.S.C. with Honors from Aston University. He is a Chartered Engineer, and a member of the Institution of Electrical Engineers, the Institution of Mechanical Engineers, and the Institute of Energy.

SIGNIFICANT EMPLOYEES:

Robert Zhao, Ph.D., Director Of Fuel Cell Technology

         Dr. Robert Zhao has 17 years of research and development experience in the field of electrochemical energy generation and storage, ranging from primary and secondary batteries to fuel cells. He holds a Ph.D. in Electrochemistry from Case Western Reserve University, Cleveland, Ohio. As the director of the Company's fuel cell technology, he oversees the development of fuel cell components and low temperature fuel processors.

         Before he joined the Company, Dr. Zhao was the program manager of high power PEM fuel cells and a member of the company's strategic planning committee at H Power Corporation. He was with H Power for two months before accepting his present position with the Company in May 1997. His responsibilities at both companies are in the area of electrochemical development. Specifically he has worked on advanced fuel cell electrodes, stacks, and systems. Currently he is working on advanced alkaline fuel cell technology as well as low-temperature hydrogen generators.

         While Dr. Zhao was working on Defense Advance Research Projects Agency (DARPA) projects at CCES (Case Center for Electrochemical Sciences), he accumulated five years of experience on the electrochemical properties of small organic molecular fuels. He has designed and expanded a variety of technology tools to enhance the development of direct organic fuel cell technologies, such as direct methanol fuel cells (DMFC). Dr. Zhao's experience also includes the development of maintenance-free lead-acid and lithium batteries.

Randall L. Peeters, PhD, Chief Scientist

         Dr. Peeters joined the Company in December, 2000 as Chief Scientist. In his capacity as Chief Scientist he directs the development of platelet hot end devices for Stirling engines. This project is multidisciplinary in nature, international in scope, and has the potential to revolutionize Stirling engine applications. Randy received his Ph.D. and MS degrees from the University of Washington in Aeronautics and Astronautics and his BS degree in Aerospace Engineering from the California State Polytechnic University.

         Before joining Ocean Power, Randy was the Chief Scientist for GenCorp Aerojet. His primary responsibility was to ensure that Aerojet remained technically viable in a constantly changing, demanding and competitive marketplace. Dr. Peeters had previously served as Manager of Aging and Surveillance, Manager of Advanced Technology, Director of Chemical Research and Development, Director of Chemical and Material Operations, Director of Research and Development, Director of Advanced Development Engineering, and Vice President of Engineering since joining Aerojet in l982. These organizations varied in size from 10 to 1050 employees and included numerous projects covering a broad spectrum of interdisciplinary activities including liquid rocket engines, solid rocket motors, satellites, armaments, weapon systems, environmental remediation, resource recovery, chemical synthesis, and pharmaceuticals.

         He has extensive management training, including courses at Aerojet, Eastman Kodak and Xerox Corporations, UC Davis, and Cal Tech. He has also recently pursued graduate and undergraduate course work at UC Davis resulting in two certificate programs in the environmental area. He has over 35 technical publications and presentations, has chaired seven technical sessions at national meetings and has served on six professional society committees. Currently he is an Associate Fellow of the American Institute of Aeronautics and Astronautics, a member of Tau Beta Pi, on the board of directors for the California Engineering Foundation and the Software Productivity Consortium, and serves on the Advisory Boards for the Highly Filled Materials Institute at the Stevens Institute of Technology, the California State Polytechnic University, and the University of Washington.

ITEM 6.  EXECUTIVE COMPENSATION


                           SUMMARY COMPENSATION TABLE


The table below sets forth a summary of the compensation paid by the Company for the last three fiscal years to the Chief Executive Officer and the two additional most highly compensated persons serving as executive officers of the Company at the end of fiscal year 2000. No other employees of the Company received compensation of $100,000 or more during fiscal year 2000.

                                                     Annual Compensation                            Long-Term
                                                                                                  Compensation
                                                                                                      Awards
                                                                                                             Securities
                                                                             Other Annual    Restricted      Underlying
Name and Principle                  Year         Salary          Bonus       Compensation    Stock Awards      Options
------------------                  ----         ------          -----       ------------    ------------      -------
                                                                                                 ($)
                                                                                                                 (#)
Joseph P. Maceda ...................2000.         $191,400(1)     N/A            N/A             N/A             N/A
     President                      1999           186,368(1)     N/A            N/A             N/A             N/A
                                    1998           182,000(1)     N/A            N/A             N/A             N/A

Robert L. Campbell .................2000.          191,400(2)     N/A            N/A             N/A             N/A
     Vice President                 1999           186,368(2)     N/A            N/A             N/A             N/A
                                    1998           182,000(2)     N/A            N/A             N/A             N/A

J. Michael Hopper ..................2000.          136,714(3)   $37,500          N/A             N/A           598,680
     Secretary/Treasurer            1999           133,120(3)     N/A            N/A             N/A             N/A
                                    1998           130,000(3)     N/A            N/A             N/A             N/A

         (1) The amounts set forth above represent the salary payable by the Company to Mr. Maceda. In 1998 and 1999, the Company did not pay any cash salary to Mr. Maceda but the amounts shown in the table were due under the terms of Mr. Maceda's employment agreement with the Company. On December 31, 1998, the Company issued an unsecured note, due on demand, bearing interest at 10% per annum in an amount equal to his salary for 1998 and 1997 (which had also not been paid). While the amount of salary due to Mr. Maceda under his employment agreement for 1999 was not paid, no note was ever issued, and the obligation of the Company to pay such amount remained an uncertificated obligation of the Company. In 2000, the Company paid Mr. Maceda $182,000 of his salary in cash and assumed an uncertificated obligation to pay Mr. Maceda the remaining approximately $9,400 due under his employment agreement. Additionally, in 2000, the Company paid Mr. Maceda $87,500 in respect of the amount owing for his 1999 salary.

         (2) The amounts set forth above represent the salary payable by the Company to Mr. Campbell. In 1998, 1999 and 2000, the Company paid cash salary to Mr. Campbell in the amount of $88,846, $66,635 and $182,000, respectively, but the full amounts shown in the table were due under the terms of Mr. Campbell's employment agreement with the Company. On December 31, 1998, the Company issued an unsecured note, due on demand, bearing interest at 10% per annum in an amount equal to the salary due to him for 1998 and 1997 (which had also not all been paid). While the full amount of salary due to Mr. Campbell under his employment agreement for 1999 was not paid, no note was ever issued, and the obligation of the Company to pay $119,733 remained an uncertificated obligation of the Company. In 2000, the Company paid Mr. Campbell $182,000 of his salary in cash and assumed an uncertificated obligation to pay Mr. Campbell the remaining approximately $9,400 due under his employment agreement. Additionally, in 2000, the Company paid Mr. Campbell $87,500 in respect of the amount owing for his 1999 salary.

         (3) The amounts set forth above represent the salary payable by the Company to Mr. Hopper. In 1998, the Company paid cash salary to Mr. Hopper in the amount of $58,000 and issued an unsecured note, due on demand, bearing interest at 10% per annum in with principal amount of $72,000. While the full amount of salary due to Mr. Hopper under his employment agreement for 1999 was not paid, no note was ever issued, and the obligation of the company to pay $85,120 remained an uncertificated obligation of the Company. In 1000, the Company paid Mr. Hopper $130,000 of his salary in cash and assumed an uncertificated obligation to pay Mr. Hopper the remaining approximately $6,714 due under his employment agreement. Additionally, in 2000, the Company paid Mr. Hopper $82,000 in respect of the note issued for his 1999 salary.

         Management Incentive Option Plan: The Company's Board of Directors has directed the creation and implementation of a stock incentive option plan for all employees. Details of this plan are in development, however, a block of 7 million shares of common stock has been authorized for use by such a plan at such time as it may be adopted. A plan will be developed and a proposal will be presented to the Board of Directors.

                        OPTION GRANTS IN LAST FISCAL YEAR

The table below sets forth the options to purchase common stock of the Company issued to J. Michael Hopper during fiscal year 2000. The Company did not issue options to any other named executive during fiscal year 2000.

                                Number Of               Percent Of
                                Securities        Total Options Granted        Exercise Or
                                Underlying             To Employees            Base Price
          Name             Options Granted (#)        In Fiscal Year             ($/SH)              Expiration Date
          ----             -------------------        --------------             ------              ---------------
J. Michael Hopper                598,680                   100%                   1.50             January 1, 2003(1)

         (1) On May 26, 2000, the Company's Board of Directors authorized the issuance of the above options to J. Michael Hopper for the life of his current employment agreement with the Company. Therefore, the expiration date of the options will be subject to acceleration or extension in the event of a change to the term of Mr. Hopper's employment agreement with the Company. Mr. Hopper's employment agreement as currently in effect will terminate on January 1, 2003.

       AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END

                                  OPTION VALUES



         The table below sets forth information regarding the exercise of options to purchase common stock of the Company by J. Michael Hopper and the value on December 31, 2000 of all unexercised options held by Mr. Hopper. No other named executive owns options to purchase common stock of the Company.

                                                                                                      Value of
                               Shares                            Number of Securities              Unexercisable
                              Acquired                                Underlying                    In-The-Money
                                 On                Value          Unexercised Options                 Options
                              Exercise           Realized         At Fiscal Year-End             At Fiscal Year-End
          Name                   (#)                ($)                   (#)                           ($)
                                                            Exercisable      Unexercisable    Exercisable    Unexercisable
                                                            -----------      -------------    -----------    -------------

J. Michael Hopper                 0                  0          598,680             0     $1,137,492.00(1)         0


         (1) The value of unexercised in-the-money options at fiscal year end is calculated using the last sale price of $3.40 per share as of December 29, 2000, the last trading day of fiscal year 2000 as reported on the OTC Market pink sheets.

         Compensation of Directors

         There are no standard arrangements pursuant to which the Company directors are compensated for services provided as a director. No additional amounts are payable to the Company's directors for committee participation or special assignments.

         Employment Contracts

         The Company has executed contracts with Joseph P. Maceda, Robert L. Campbell and J. Michael Hopper.

         Joseph Maceda

         The Company has assumed an employment agreement originally entered into between Joseph Maceda and PTC Holdings, dated June 1, 1998. Under this agreement, Mr. Maceda serves as a director and president of the Company as well as in certain executive capacities for certain of the Companies subsidiaries. The agreement term is five years, from January 1, 1998 to January 1, 2003. The agreement may be terminated early by the Company for cause, or for Mr. Maceda's death or total disability. Under the agreement, Mr. Maceda receives $182,000 in annual salary, adjusted each January 1 during the term according to the Consumer Price Index for the preceding year. In addition, Mr. Maceda is eligible for annual merit bonuses and salary increases, as determined by the board of directors on an annual basis. The agreement also originally entitled Mr. Maceda to receive options to acquire Company common stock, in amounts to be set forth in a separate memorandum, which has never been agreed to. In addition to standard health and life insurance benefits, under the agreement, the Company provides a car allowance in the amount of $1,000 per month, plus insurance, fuel and maintenance. The agreement also entitles Mr. Maceda's spouse or another family member to accompany Mr. Maceda on business related travel for up to 4 weeks per year at the Company's expense, including accommodations, air fare, meals and travel expenses.

         During the term of the agreement, Mr. Maceda may not engage or participate in any business which is a competitor of the Company, except that he may (i) invest his personal assets in businesses which may be competitive with the Company but do not require his services in their operation or affairs, except solely as an investor; (ii) purchase and beneficially own less than 10% of the securities of competitors, if such securities are regularly-traded; or
(iii) with prior written notice and approval of the board of directors of the Company, participate in conferences, teach or publish written works. Under the agreement, the Company owns all intellectual property created by Mr. Maceda relating to the Company's business, and Mr. Maceda must disclose to the Company any action he takes to protect any intellectual property for 12 months past the termination of the agreement. The agreement also contains provisions which impose duties on Mr. Maceda to keep and protect the confidentiality of the Company's trade secrets and proprietary information. As a condition of employment, Mr. Maceda was required under the agreement to execute a separate confidentiality and invention agreement, which sets forth in greater detail Mr. Maceda's duties regarding the confidentiality of proprietary information and the assignment to, and Company ownership of, intellectual property created by Mr. Maceda during the term and 6 months thereafter.

         Robert Campbell

         The Company and Robert Campbell are parties to an employment agreement dated June 1, 1998 which has been assumed by the Company pursuant to its June 22, 1999 merger with Holdings. Pursuant to the agreement, Mr. Campbell serves as a director and vice president. The agreement term is five years, from January 1, 1998 to January 1, 2003. The agreement may be terminated early by the Company for cause, or for Mr. Campbell's death or total disability. Under the agreement, Mr. Campbell receives $182,000 in annual salary, adjusted each January 1 during the term according to the Consumer Price Index for the preceding year. In addition, Mr. Campbell is eligible for annual merit bonuses and salary increases, as determined by the board of directors on an annual basis. The agreement also entitles Mr. Campbell to receive options to acquire Company common stock, in amounts to be set forth in a separate memorandum, which has never been agreed to. In addition to standard health and related benefits, under the agreement, the Company provides a car allowance in the amount of $1,000 per month, plus insurance, fuel and maintenance. The agreement also entitles Mr. Campbell's spouse or another family member to accompany Mr. Campbell on business related travel for up to 4 weeks per year at the Company's expense, including accommodations, air fare, meals and travel expenses.

         During the term of the agreement, Mr. Campbell may not engage or participate in any business which is a competitor of the Company, except that he may (i) invest his personal assets in businesses which may be competitive with the Company but do not require his services in their operation or affairs, except solely as an investor; (ii) purchase and beneficially own less than 10% of the securities of competitors, if such securities are regularly-traded; or
(iii) with prior written notice and approval of the board of directors of the Company, participate in conferences, teach or publish written works. Under the agreement, the Company owns all intellectual property created by Mr. Campbell relating to the Company's business, and Mr. Campbell must disclose to the Company any action he takes to protect any intellectual property for 12 months past the termination of the agreement. The agreement also contains provisions which impose duties on Mr. Campbell to keep and protect the confidentiality of the Company's trade secrets and proprietary information. As a condition of employment, Mr. Campbell was required under the agreement to execute a separate confidentiality and invention agreement, which sets forth in greater detail Mr. Campbell's duties regarding the confidentiality of proprietary information and the assignment to, and Company ownership of, intellectual property created by Mr. Campbell during the term and 6 months thereafter.

         J. Michael Hopper

         The Company and J. Michael Hopper are parties to an employment agreement pursuant to which Mr. Hopper serves as an officer of the Company, currently as Secretary/Treasurer. The agreement term is five years, from January 1, 1998 to January 1, 2003. The agreement may be terminated early by the Company for cause, or for Mr. Hopper's death or total disability. Under the agreement, Mr. Hopper receives $130,000 in annual salary, adjusted each January 1 during the term according to the Consumer Price Index for the preceding year. In addition, Mr. Hopper is eligible for annual merit bonuses and salary increases, as determined by the board of directors on an annual basis. The agreement also entitles Mr. Hopper to receive options to acquire Company common stock, in amounts to be set forth in a separate memorandum. No such memorandum has been completed but the Board of Directors did separately issue options to purchase Company common stock to Mr. Hopper as detailed above in this Item 6. Mr. Hopper is entitled to receive standard health and related benefits as well as a car allowance in the amount of $500 per month, plus insurance, fuel and maintenance.

         During the term of the agreement, Mr. Hopper may not engage or participate in any business which is a competitor to the Company, except that he may (i) invest his personal assets in businesses which may be competitive with the Company but do not require his services in their operation or affairs, except solely as an investor; (ii) purchase and beneficially own less than 10% of the securities of competitors, if such securities are regularly-traded; or
(iii) with prior written notice and approval of the board of directors of the Company, participate in conferences, teach or publish written works. Under the agreement, the Company owns all intellectual property created by Mr. Hopper relating to the Company's business, and Mr. Hopper must disclose to the Company any action he takes to protect any intellectual property for 12 months past the termination of the agreement. The agreement also contains provisions which impose duties on Mr. Hopper to keep and protect the confidentiality of the Company's trade secrets and proprietary information. As a condition of employment, Mr. Hopper was required under the agreement to execute a separate confidentiality and invention agreement, which sets forth in greater detail Mr. Hopper's duties regarding the confidentiality of proprietary information and the assignment to, and Company ownership of, intellectual property created by Mr. Hopper during the term and 6 months thereafter.

Item 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Cash Advances. During 1999, the Company made loans to employees. Certain of these loans were made to the officers of the Company identified below. These loans were made by the Company in order to allow its officers and employees to experience some access to cash but which the Company was not in a position to pay out in wages and salary. The advances were evidenced by notes receivable bearing interest at 7% per annum. If the notes are not repaid at the end of the first year the accumulated interest is added to the balance of the notes as additional principal. In 1999 the Company loaned Joseph Maceda, $137,670. Other than Mr. Maceda, no officer was loaned more than $60,000 during 1999 or 2000. In 2000, following the Company's payment of past due salary, Mr. Maceda was able to repay the Company $149,489 of amounts owed by him to the Company for loans from the Company made in 1997 and 1998 on the same terms as the loan in 1999. Mr. J. Michael Hopper, who had taken loans from the Company on the same terms as Mr. Maceda during prior years which were formalized in a note dated December 31, 1998, made full repayment to the Company in 2000, of $63,085.

         Loans to Company. Throughout 1997, in order to fund the Company's general operating expenses, Mr. Maceda loaned an aggregate in principal amount of $625,000 to the Company represented by an unsecured note payable to J.P. Maceda bearing interest at 10% per annum. On September 30, 1999, the amounts owing under this note were reduced by $178,610, as a result of Mr. Maceda and the Company agreeing to offset this amount with debt to the Company of AB Securities Corporation, owned by Mr. Maceda. At various times during 2000, the Company repaid an aggregate amount in principal and accrued interest on the note of $318,542. As of December 31, 2000, the Company owed $342,613 in principal and accrued interest under the note.

         HyPerTec. On September 10, 2000, the Company signed a letter of intent to acquire a controlling interest in Hydrogen Performance Technologies, Inc. (HyPerTec), a start-up developer of small Proton Exchange Membrane (PEM) Fuel Cell Systems. Blair Aiken, HyPerTec's founder, is now our Senior Vice President of Business Development. We are continuing to explore a transaction with HyPerTec on revised terms. For a discussion of this proposed transaction see "Item 1. Description of Business--Fuel Cell".

ITEM 8.  DESCRIPTION OF REGISTRANT'S SECURITIES.

COMMON STOCK

         The Company's Articles of Incorporation authorize the issuance of 500,000,000 shares of Common Stock, with a par value of $.01 per share, of which 38,149,942 shares are issued and outstanding as of February 2, 2001.

         Holders of shares of common stock are entitled to (one) vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights.

         The Company does not currently anticipate paying any dividends on its Common Stock. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro-rata all assets remaining after payment in full of all liabilities, subject however, to any rights of the shareholders of preferred shares issued and outstanding at the time of such liquidation, dissolution or winding up of the Company (see Preferred Stock below). Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock.

PREFERRED STOCK

         The Company's Articles of Incorporation authorize the issuance of 20,000,000 shares of Preferred Stock, with a par value of $.001 per share. No such shares have been issued. The Preferred Stock may be issued in various series and shall have preference as to dividends and to liquidation of the Corporation. The Board of Directors of the Company shall establish the specific rights, preferences, voting privileges and restrictions of such preferred stock, or any series thereof. Holders of preferred stock have no cumulative voting rights.

WARRANTS

         The Company has issued warrants to purchase 3,881,491 shares of common stock. The exercise price of the warrants ranges from $1.50 to $5.144 per share. The warrants are exercisable at various dates through August 2003.

DEBENTURES

         The Company has issued three convertible debentures, two for $100,000 and one for $350,000 due August 1, 2004. The debentures carry a rate of interest of 12% per annum. At the option of the holder, the debentures can be converted into shares of common stock at a price of $1.50 per share. Any shares issued pursuant to such conversion shall carry two purchase warrants allowing the holder to purchase from the Company, at a price of $.75, one additional share of common stock for each purchase warrant held. The share purchase warrants are valid for a period of 5 years after the date of issuance.

         The Company's transfer agent is Interstate Transfer Company, 6084 South 900 East, Suite 101, Salt Lake City, Utah 84121.

                                     PART II

ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         A.       Market Information

         The Company's common stock is traded on OTC Pink Sheets under the symbol PWRE.

         The following table sets for the high and low bid prices for the Company's common stock for the past two years. The amounts set forth in this table are adjusted to account for the August 22, 1999 10 to 1 reverse stock split. The prices below also reflect inter-dealer quotations, without retail mark-up, mark-down or commissions and may not represent actual transactions.


                                                                      High              Low
                        Quarter Ended                                 Ask$              Bid$             Close$
                        -------------                                 ----              ----             ------
March 1999.................................................           8.10              6.20             6.80
June 1999 .................................................           5.40              5.10             5.30
September 1999 ............................................           2.25              1.50             2.12
December 1999..............................................           1.37              1.25             1.37
March 2000 ................................................          13.37              1.56             7.50
June 2000..................................................           5.75              3.00             4.06
September 2000 ............................................           6.15              2.85             5.00
December 2000..............................................           5.50              2.37             3.40


         Source: Financial Web. Historical Data

         Please note that until June 22, 1999, which is the date of the merger of PTC Group (which had a public market for its securities) into PTC Holdings (which had no market for its securities before the merger), the above prices including those of June, 1999 were for PTC Group only. As of March 19, 2001, the closing price of the Company's Common Shares was $3.60 per share.

         B.       Holders

         As of March 19, 2001, there were approximately 240 record holders of the Company's common stock, as reported by the Company's transfer agent. This number does not reflect those shareholders whose shares are held by a broker-dealer or other institutional nominee.

         C.       Dividends

         The Company has not paid any dividends on its Common Stock. The Company currently intends to retain any earnings for use in its business, and therefore does not anticipate paying cash dividends in the foreseeable future.

ITEM 2.           LEGAL PROCEEDINGS

         The Company is not subject to any legal proceedings or claims.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         Except as otherwise noted, the securities described in this Item 4 were issued pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933. Each such issuance was made pursuant to individual contracts which are discrete from one another and are made only with persons who were sophisticated in such transactions and who had knowledge of and access to sufficient information about the Company to make an informed investment decision. Among this information was the fact that the securities were "restricted securities".

         The term "the Company" as used in this section means Ocean Power Corporation, a Delaware corporation, together with its predecessor corporation, Ocean Power Corporation, an Idaho corporation, formerly known as PTC Group, Inc. For financial reporting purposes the June 22, 1999 merger between the Company and PTC Holdings, Inc. ("Holdings"), in which Holdings was merged with and into the Company, is treated as a recapitalization of Holdings making disclosure of the Company's stockholder equity (i.e., that of PTC Group, Inc.) in such financial statements inappropriate for pre-merger periods. Because of this, the statements of stockholders equity set forth in the financial statements of the Company included in this Form 10-SB present sales of securities by Holdings which occurred prior to June 22, 1999, and sales of securities by the Company which occurred following the merger. Therefore, all issuances of securities by the Company prior to June 22, 1999 will not be consistent with the Company's financial statements as filed with this Form 10, but those issuances of securities by the Company after June 22, 1999 will be consistent with such financial statements. To assist in reconciling the financial statement presentation with this Item 4, we have also included issuances by Holdings for pre-merger periods in a separate subsection beginning on page .

         The transaction terms presented below are adjusted to give effect to the number of shares and price following the merger between PTC Group, Inc. and PTC Holdings, Inc. and the August 22, 1999 10 to 1 reverse stock split.

         No commissions were paid in connection with the transactions described below unless specifically noted.

         1)       Conversion of Debenture and Exercise of Warrants

         From January 5 to August 20, 1998, the Company issued an aggregate amount of 569,700 shares of common stock upon partial conversion of a convertible debenture issued on February 5, 1996. At the direction of the holder of the convertible debenture, the shares of common stock were issued to seven persons.

         2) Issuance of Shares to Officer/Director to Effect Planned Merger and Subsequent Cancellation of Such Shares

         On April 9, 1998, the Company issued 1 million shares of common stock to Rocco Guarnaccia, former Chief Executive Officer and Director of the Company and Holdings in consideration of his services in connection with the anticipated merger between the Company and Holdings. The issuance was made on the condition that the Company could cancel the shares at any time in the event that the merger was not completed. On March 8, 1999, the Company cancelled 500,000 of such shares due to lack of consideration because the merger had not been completed as contemplated; on October 1, 1999, for the same reason, the Company cancelled the remaining 500,000 shares of Company common stock previously issued to Rocco Guarnaccia. Mr. Guarnaccia agreed to the cancellation of the aforementioned shares, and has returned the certificates for such.

         3)       Issuance to New Directors

         On May 6 and May 18, 1998, the Company issued 10,000 shares to each of J De Groote and G. Ott in consideration for joining the Board of Directors of the Company.

         4)       Payment for Services

         On May 21, 1998, the Company issued 10,000 shares of common stock to Liberty Capital, Ltd. for unspecified services. Because of the change in management of the Company following the merger of the Company and Holdings in June 1999, as described above, the Company has no knowledge what services Liberty Capital, Ltd. performed on behalf of the Company.

         5)       Issuance of Shares for Private Placement

         On September 20, 1997, the Company authorized a private placement of the Company's common stock at a price of $2.00 per share with one warrant attached for each issued share. Such warrants were to be exercisable at $2.00 per share and would expire four years after their date of issuance. On December 28, 1997, the Company issued to Brighton Financial Ltd. and Paradon Limited, two unaffiliated third parties, an aggregate of 489,221 shares of common stock and 489,221 warrants with an exercise price of $2.00 per share for aggregate cash proceeds of $978,445 previously received by the Company prior to the issuance date.

         On June 19, 1998, the Company issued 226,662 shares of common stock and 226,662 warrants to Bensonal Ltd., an unaffiliated third party, for aggregate cash proceeds of $453,323 which had been received by the Company during the period from January 1998 to the issuance date. On June 29, 1998, the Company issued 10,778 shares of common stock and 10,778 warrants to Paradon Limited for aggregate cash proceeds of $21,555 previously received by the Company during the period from January 1998 to the issuance date. On August 10, 1998, the Company issued an aggregate of 365,500 shares of common stock and 365,500 warrants to Texco Investments Ltd. and Bensonal Ltd., two unaffiliated third parties, for aggregate cash proceeds in the amount of $731,000 previously received by the Company prior to August 10, 1998. On November 4, 1998, by mutual agreement of the Company and each recipient, all warrants received as described above were cancelled and were deemed unexercisable.

         6)       Unauthorized Issuance

         On July 16, 1998, at the direction of a former officer of the Company, 2,500 shares of common stock were improperly issued to two persons. The Company received no consideration for such shares. The issuance, dated July 17, 1998, was unauthorized and improper, and the recipients of the shares, who were unaware of the impropriety of such issuance, agreed to their cancellation. The Company cancelled such shares on October 1, 1999.

         7)       Issuance  to  Employees   of  Affiliate  of  Russian   Company
Developing Technology with Holdings

         On August 2, 1998, in anticipation of the merger with Holdings, the Company issued 4,000 shares of common stock to Jeffrey Mamber and Christopher Faranetta, two unaffiliated third parties who were employees of Energia U.S., which was the United States affiliate of a Russian corporation with which Holdings was cooperating on fuel cell development in Russia. At that time, the Company was contemplating a merger with Holdings which was eventually consummated on June 22, 1999.

         8) Issuance of Convertible Debenture, Conversion Into Common Stock and Exercise of Warrants

         On November 4, 1998, the Company issued a convertible debenture to Freedom Financial for aggregate cash proceeds in the amount of $800,000 previously received by the Company during the period from January to November 4, 1998. The issuance of this debenture together with its later conversion are described below:

                  A. Convertible Debenture Issuance. The debenture accrued interest at 10% per annum. The debenture was convertible into Company common stock at a price of $1.50 per share. Additionally, for each share received upon conversion, the holder received one warrant allowing for the purchase of one share of common stock at a price of $1.50 per share. The warrants expire five years after their issuance. On January 5, 1999, the Company increased the amount of the convertible debenture for additional cash proceeds in the amount of $1,186,095 previously received by the Company during the period from January to May 1999. Except for the increase in aggregate principal amount, the increase did not change the material terms of the debenture, as described above.

                  B. Issuance of Common Stock and Warrants Upon Conversion of Debenture. On December 31, 1998, the Company issued 533,333 shares of common stock and 533,333 warrants upon conversion of $800,000 in principal amount of the debenture. On March 30, 1999, the Company issued 70,000 shares of common stock and 70,000 warrants upon conversion of $105,000 in principal amount of the debenture. On May 17, 1999, the Company issued an aggregate 720,730 shares of common stock and 720,730 warrants upon conversion of the remaining $1,081,095 due on the debenture. The above described issuances in the aggregate resulted in the full conversion of the debenture into common stock and warrants.

                  C. Exercise of Warrants. Pursuant to the exercise of warrants granted in connection with the above described convertible debenture, the Company issued common stock as follows: on December 31, 1998, the Company issued 13,502 shares of common stock for aggregate cash proceeds in the amount of $20,253 received by the Company prior to December 31, 1998; and on December 31, 1999, the Company issued an aggregate of 592,744 shares of Company common stock for aggregate proceeds of $889,117 received by the Company prior to December 31, 1999. There are currently 717,817 warrants outstanding.

         9) Issuance of Shares for Conversion of Debentures from Tessier Acquisition

         Pursuant to the exercise in full of convertible debentures in aggregate principal amount of $3,000,000 held by VentureTech, Inc. in consideration for the Company's acquisition of Tessier Resources Ltd (and its wholly owned subsidiary Pulverizer Systems) from VentureTech, on January 27, 1999 and June 8, 1999, the Company issued to VentureTech 50,000 shares of the Company's common stock and 150,000 shares, respectively, for a per share exercise price of $15.00.

         10)      Issuance to Keeran Corp.

         On June 7, 1999, the Company issued 400,000 shares of the company's common stock at a deemed value per share of $7.40 to Keeran Corporation NV, a Netherlands corporation, in anticipation of a pending purchase of equipment. The total consideration to be paid was to be equipment with a fair market value of $2,960,000. Although the shares were issued, the transaction ultimately was not completed, and no equipment was received. The Company has since entered into a licensing agreement for Keeran's technology. However, the licensing agreement is currently the subject of a dispute. See "Item 1. The Business - Strategic Relationships".

         11)      Merger of the Company and PTC Holdings, Inc.

         On June 22, 1999, the Company issued an aggregate of 25,044,146 shares of its common stock to the 34 shareholders of Holdings in consideration of the cancellation of the outstanding shares of Holdings common stock in the merger of the Company and Holdings. See "Description of Business--Certain Business Developments--Merger of PTC Group and PTC Holdings."

         12)      Issuances to D. Weckstein & Co., Inc.

         In June 1999, the Company entered into a consulting agreement with D. Weckstein & Co., Inc. ("Weckstein") for financial consulting and investment banking services for a period of two years. In addition to the services provided to the Company under the consulting agreement, Weckstein, in its capacity as a broker dealer, makes a market in the Company's common stock. Weckstein is a broker dealer and a member of the National Association of Securities Dealers. Under this agreement, Weckstein assists the Company by utilizing its contacts in the water and power industries to identify for the Company business opportunities in keeping with the Company's business plan. For example,

Weckstein has introduced the Company to electric utilities corporations in Europe and to water desalination plants in South America. Weckstein has also introduced the Company to investment banks and institutional investors in the United States and Europe. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions. Weckstein received a finders fee for the Xcel transactions described below.

         A. Pursuant to the terms of the agreement, on June 23, 1999, the Company issued to Weckstein options to purchase 30,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement.

         B. On December 7, 1999, the Company and Weckstein amended the June 1999 consulting agreement. The Company cancelled the options granted to Weckstein on June 23, 1999 and issued to Weckstein options to purchase 125,000 shares of common stock at an exercise price of $1.00 per share. The options had an expiration date of December 7, 2003. The closing sales price for these shares on the date of the amendment was $1.16 per share.

         C. On February 18, 2000, the Company again amended its agreement with Weckstein. The Company cancelled the options granted to Weckstein in December 1999 and issued to Weckstein options to purchase 100,000 shares of the Company's common stock at an exercise price of $6.00 per share. The options had an expiration date of February 18, 2003. The closing sales price for these shares on the date of the amendment was $6.25 per share.

         D. On April 19, 2000, the Company further amended its agreement with Weckstein. The Company cancelled the options granted to Weckstein in February 2000 and issued Weckstein options to purchase 110,000 shares of Company common stock at an exercise price of $3.00 per share. These options will expire on February 18, 2003. The closing sales price for these shares on the date of the amendment was $3.25 per share.

         E. On August 8, 2000, the Company granted Weckstein additional options to purchase 100,000 shares of the Company's common stock at an exercise price of $3.50 per share, which options will expire August 8, 2003. The Company granted these options in consideration for Weckstein's agreement to provide certain additional services, including introductions to European utility companies, South American desalination market opportunities, institutional investors and private placement opportunities. The closing sales price for these shares on the date of the amendment was $3.58 per share.

         13)      Issuances To Xcel Associates, Inc.

         A. Issuance of Stock for Consulting Services. On July 12, 1999, the Company entered into an agreement with Xcel Associates, Inc. ("Xcel"), pursuant to which Xcel would perform business management and marketing services. Such services were to include marketing and promotion for sales of the Company's securities. In addition, Xcel drafted and publicly disseminated a research report on the Company's business operations and market. Pursuant to the agreement, on July 15, 1999, the Company issued 15,000 shares of common stock to Xcel and on September 2, 1999 issued 20,000 shares of common stock to Xcel. The parties agreed that the Company would not be required to pay the remaining balance of 15,000 shares for the third installment under the July 12, 1999 agreement, by mutual agreement of the parties.

         B. Issuance of Options for Consulting Services and Issuance of Common Stock for Exercise of Options. In consideration for certain business consulting services, pursuant to the above described agreement, the Company issued to Xcel options to purchase 100,000 shares of the Company's common stock at a purchase price of $5.00 per share. The closing sales price of the Company's common stock on July 12, 1999, the date of the issuance of options, was $7.80.

         The Company issued to Xcel 10,000 shares of common stock on each of July 15 and 26, 1999 for the exercise of some of the above described options. Aggregate cash proceeds to the Company from the exercise of such options was $100,000. Xcel currently holds options to purchase 80,000 shares of the Company's common stock at a purchase price of $5.00 per share.

         C. Issuance of Additional Options and Common Stock for Exercise of Options. On September 9, 1999, the Company granted additional options to Xcel to purchase 100,000 shares of common stock at a price of $1.00 per share. On the same day, September 9, 1999, Xcel exercised such options and the Company issued 50,000 shares, at the direction of Xcel, to each of Xcel and Carl Tortora. The Company received aggregate cash proceeds of $100,000 from this transaction.

         D. Issuance of Stock for $250,000 Loan. On August 9, 1999, the Company executed a promissory note in favor of Xcel in return for a loan of $250,000 to the Company. On August 12, 1999, the Company issued to two persons identified by Xcel an aggregate amount of 100,000 shares of common stock as consideration for the loan by Xcel to the Company of $250,000. The last trade price of Company common stock on such date was $2.50 per share.

         E. Issuance of Stock for Default on Interest Payments. On January 4, 2000, pursuant to the default provisions of such promissory note, the Company issued the preset number of 25,000 shares to Edward Meyer, Jr. and 25,000 shares to Edward Whelan, at the direction of Xcel. The Company has since satisfied the debt in full.

            In connection with the total financing of $450,000 provided by Xcel to the Company as described in A through E above, the Company paid D. Weckstein & Co. $31,500 in fees.

         14) Issuance of Convertible Debentures to Freedom Funding, Regis Investment and Venture Investment Group

                  A. On November 16, 1999, the Company issued to three persons four convertible debentures, each with the following terms: the debentures accrue interest at 12% per annum and were convertible into Company common stock at a price of $1.50 per share; for each share received upon conversion, the holder would receive two warrants each allowing for the purchase of one share of common stock per warrant at a price of $0.75 per share. Such warrants expire five years after their issuance. The market price for the Company's common stock on November 16, 1999 was $1.50 per share. Such convertible debentures were issued as follows:

-------------------------------------------------------------------------------------------------
                      Conversion     Number of     Price per      Expiration      Recipient
Date of Issuance      Securities     Shares        Share          Date
--------------------- -------------- ------------- -------------- --------------- ---------------
11/16/99              Common         233,333       $1.50          8/1/04          Freedom
                                                                                  Funding

                      Warrants       466,667       $.75
--------------------- -------------- ------------- -------------- --------------- ---------------
                      Common         66,667        $1.50          8/1/04          Freedom
                                                                                  Funding

                      Warrants       133,333       $.75
--------------------- -------------- ------------- -------------- --------------- ---------------
                      Common         66,667        $1.50          11/1/04         Regis
                                                                                  Investments

                      Warrants       133,333       $.75
--------------------- -------------- ------------- -------------- --------------- ---------------
                      Common         66,667        $1.50          8/1/04          Venture
                                                                                  Investment

                      Warrants       133,333       $.75                           Group
-------------------------------------------------------------------------------------------------

                  B. On March 16, 2000, the Company issued an aggregate of 200,000 shares of common stock to Regis Investments pursuant to the conversion of the convertible debenture and the simultaneous exercise of the accompanying warrants held by Regis Investments. Aggregate cash proceeds to the Company for the exercise of the warrants, at an exercise price of $.75 per share, was $200,000.

         15) Securities Issued in Connection with the Proposed Company/PTC Holdings Merger

         On November 29, 1999, the Company issued 400,000 shares of Company common stock to four persons in consideration for services, including finder activities, performed in connection with the proposed reorganization of the Company and Holdings that was never consummated. Under this agreement, the four persons below were to be compensated for certain financial services performed on behalf of the Company by the receipt of a total of 4 million shares of common stock (reduced to 400,000 by the August 22, 1999 reverse stock split). The Company regarded the agreement as an outstanding obligation, and issued shares of common stock as follows: Frankie Fu, 20,000 shares; Freedom Funding, Inc., 100,000 shares; Venture Investment Group, 80,000 shares; and Rocco Guarnaccia, PhD, 200,000.

         16)      Offering Pursuant To Rule 504 To Colorado Residents.

         In December of 1999, the Company issued a total of 755,085 shares of common stock to 4 persons for total cash proceeds to the Company of $600,000. The sale was to Colorado residents only. The share price was equal to 60% of the closing bid price one day prior to each sale.


         ----------------------------------------------------------------------------------------------------
         Date of Issuance      Number of Shares  Price per Share   Recipient             Total Proceeds
         --------------------- ----------------- ----------------- --------------------- --------------------
         12/8/99               71,839            $.70              S. Marshman           $50,000
         --------------------- ----------------- ----------------- --------------------- --------------------
         12/9/99               175,070           $.71              Orienstar Financial   $125,000
         --------------------- ----------------- ----------------- --------------------- --------------------
         12/9/99               49,020            $.71              M. Sodden             $35,000
         --------------------- ----------------- ----------------- --------------------- --------------------
         12/10/99              111,111           $.90              S. Marshman           $100,000
         --------------------- ----------------- ----------------- --------------------- --------------------
         12/10/99              33,333            $.90              Waterford Enterpr.    $30,000
         --------------------- ----------------- ----------------- --------------------- --------------------
         12/16/99              193,939           $.825             Orienstar Financial   $160,000
         --------------------- ----------------- ----------------- --------------------- --------------------
         12/21/99              120,773           $.828             S. Marshman           $100,000
         --------------------- ----------------- ----------------- --------------------- --------------------
                                                                   Total:                $600,000
         ----------------------------------------------------------------------------------------------------


         In connection with this offering, in November 1999 the Company entered into a one-time 30 day consulting agreement with Intercontinental Capital Corp. ("Intercontinental Capital") to assist the Company in obtaining financing. Pursuant to the agreement, Intercontinental Capital acted as a finder in the above described offering. In consideration therefor, the Company paid Intercontinental Capital $42,000 in cash for services and $6,000 in cash for expenses, and on January 5, 2000 issued an aggregate of 60,000 shares of common stock, at the direction of Intercontinental Capital, to CJB Consultant Corporation and Gold Capital Group, Inc.

         The Company claims the exemption provided by Section 504 of Regulation D as well as the private offering exemption of Section 4(2) of the Securities Act of 1933, among others. Each of the investors represented themselves to the Company as accredited investors.

         17)      Issuance to Clement J. Wohlreich

         By  agreement  dated  January  1,  2000,  the  Company  contracted  for financial, marketing and management services with Clement J. Wohlreich ("Wohlreich"). Wohlreich has been a member of various national stock exchanges from 1967 through 1987. In 1987, he formed his own OTC trading firm and is self employed. He is also the manager of the San Francisco office of Electronic Trading Group who have 20 offices in the US and overseas.

         Pursuant to the contract, on July 25, 2000 the Company issued warrants and common stock to Wohlreich as consideration for services. Pursuant to the contract, and per a treasury order dated July 25, 2000, the Company issued to Wohlreich 100,000 shares of common stock. Also pursuant to the contract, the Company issued to Wohlreich warrants to purchase 100,000 shares of common stock at an exercise price of $1.50 per share. The warrants will expire three years past their issuance date. The closing sales price for these shares was $1.375 on the date of the agreement.

         18)      Conversion of Debt

         On January 4, 2000, the Company issued 97,580 shares of its common stock to Robert Bylin, an unaffiliated third party, for the cancellation of debt in the amount of $100,000, owed by the Company for rent of office space.

         19)      Private Offering to Foreign Resident

         On January 26, 2000, the Company issued 47,619 shares of Company common stock at a price of $2.10 per share to A.J.B. de Jong Luneau, a Netherlands resident, for cash proceeds to the Company in a total amount of $100,000. The per share price was calculated as 60% of the closing sales price for Company common stock on January 26, 2000.

         20)      Issuance of Warrants to Donner Corp. International

         In January 2000, the Company entered into a consulting agreement with Donner Corp. International ("Donner") for marketing and promotion services for sales of securities. The agreement calls for the Company to pay a retainer of $2,500, and $10,000 for services in connection with assisting the Company in implementing its business objectives. In addition, pursuant to the contract, on February 1, 2000, the Company granted Donner warrants to purchase 10,000 shares of Company common stock at an exercise price equal to 80% of the lowest five day average closing sales price from January 2-31, 2000, which was $2.17 per share. The warrants expire three years past their issuance date. These warrants are currently outstanding.

         21)      Issuance of Options to EBM, Inc.

         On January 1, 2000, the Company entered into consulting agreement with EBM, Inc. ("EBM") for a one year term to disseminate information on the Company to analysts, brokers and investors and for marketing and promotion of sales of the Company's securities. EBM specializes in start-up and early stage companies. EBM has provided `new business consulting' services for over 15 years. The principal of EBM has provided his clients with assistance in developing marketing plans, securing early stage financing, locating key personal, and writing business plans.

         Pursuant to the terms of the agreement, on February 22, 2000, the Company granted EBM options to purchase 100,000 shares of Company common stock at an exercise price of $1.50 per share, which options shall expire four years past their issuance date. The closing sales price for these shares was $6.25 on the date of the signing of the agreement. These options are currently outstanding.

         22)      Conversion of Debt

         Pursuant to an agreement dated March 3, 2000, on March 27, 2000, the Company issued 20,266 shares of its common stock to Cameron Holdings, Inc. for the cancellation of debt in an aggregate amount of $121,392. The debt was from a loan of $100,000 with 10% interest per annum made by Cameron Holdings to Integrated Water and Power, Inc. ("IWP") on February 3, 1998, with a maturity date of July 15, 1998. Holdings assumed the debt upon its acquisition of IWP on March 6, 1998, and the Company assumed the debt from Holdings upon its merger with Holdings completed on June 22, 1999. The closing sales price for the Company's common stock on March 27, 2000 was $7.19.

          23)     Conversion of Debt

         On March 27, 2000, the Company issued 24,010 shares of the Company's common stock to Frederic Seamon III, an unaffiliated third party, for the conversion of debt in the amount of $100,000. The Company owed the debt for consulting services performed on behalf of the Company by such unaffiliated third party in connection with the Company's work in Russia.

         24)      Conversion of Debt

         On March 27, 2000, the Company issued 2,210 shares of the Company's common stock to Terence Foley, an unaffiliated third party, for the cancellation of debt in the amount of $10,420. The Company owed the debt for consulting services performed on behalf of the Company by such unaffiliated third party in connection with the development of fuel cell technology.

         25)      Issuance Per Merger With Sigma Elektroteknisk

         On August 10, 2000, the Company issued to the 21 shareholders of SIGMA Elektroteknisk SA, a Norwegian company ("SIGMA"), 1,718,748 shares of common in exchange for 3,663,327 shares of SIGMA common stock, being all of the outstanding SIGMA shares. This exchange was effected pursuant to a Share Purchase Agreement between the Company and SIGMA dated July 25, 2000. All of the recipients of Company shares were foreign residents. There were no prior material relationships between or among any of the Shareholders of SIGMA and the Company or any of their officers, directors, associates or affiliates.

         26)      Private Placement For $6,919,000.

         From January 25, 2000 to August 14, 2000, the Company issued to 49 persons 1,900,882 units consisting of one share of common stock and one warrant to purchase one share of Company common stock for aggregate cash proceeds to the Company of $6,919,000. The purchase price of the units was eighty percent (80%) of the five (5) day average of the closing sales price for the stock immediately prior to each sale (the "Purchase Price"). Each warrant entitles the purchase of one share of Company common stock at a price equal to fifty percent (50%) of the Purchase Price. The warrants expire three years from the time of the unit purchase.

         On March 9, 2000, the Company issued 62,792 shares of Company common stock to the Carl A.P. Fricke Trust at a price of $1.99 per share for total cash proceeds to the Company of $125,109, pursuant to the exercise of warrants received in the units purchased on the same day as part of the Company's $6,919,000 private placement.

         A commission of $26,289.00 was paid to Edward W. Thomas in connection with the offering. Each of the investors represented themselves to the Company as accredited investors.

         27)      Issuance of Options to Company Officer

         On May 26, 2000, the Company issued to J. Michael Hopper, an officer of the Company, options to purchase 598,680 shares of the Company's common stock at an exercise price of $1.50. The options are exercisable for the life of his current employment agreement with the Company. Therefore, the expiration date of the options will be subject to acceleration or extension in the event of a change to the term of Mr. Hopper's employment agreement with the Company. Mr. Hopper's employment agreement as currently in effect will terminate on January 1, 2003.

         28)      Private Placement For $3,000,000.

         On August 29, 2000, the Company issued to 22 persons a total of 1,000,000 units consisting of one share of common stock and one warrant to purchase one share of common stock, at a unit price of $3.00 for cash in a total amount of $3,000,000. Each warrant entitles the purchase of one share of Company common stock at a price of $1.50 per share and expires on August 29, 2003. The market value of the shares on August 29 was $5.00.

         No commissions were paid. Each of the investors represented themselves to the Company as accredited investors.

         29)      Issuance of Warrants for Loan

         On March 5, 2001, the Company issued to 2 persons warrants to purchase an aggregate of 1,200,000 shares of the Company's common stock in consideration for 2 loans in an aggregate amount of $3 million to the Company. Each warrant entitles the purchase of one share of the Company's common stock at an exercise price of $1.50 per share and expires on March 4, 2004. The Company issued 1,000,000 warrants to Algonquin Capital Management and 200,000 warrants to John
V. Doyle.

         PTC Holdings Offerings.

         The following are previously disclosed sales of the common stock of PTC Holdings, Inc., prior to its June 22, 1999 merger with the Company. The following information is provided as a supplement to the sales of unregistered securities by the Company listed above.

         1)       Issuance   To  Holdings   Founders   In   Exchange   For  Debt
Cancellation

         On June 16, 1998, Holdings issued an aggregate of 1,061,400 shares of its common stock to Joseph Maceda, Robert Campbell and Rocco Guarnaccia, each a director, officer and founder of Holdings, in consideration for their cancellation of Holdings debt in the aggregate amount of $83,881.00 owed to them collectively for the prior advancement of operating funds to Holdings.

         2) Offering To Employees, Consultants and a Lender For Conversion of Debt.

         On March 22, 1999, Holdings issued an aggregate of 19,011,220 shares of its common stock to 10 persons for conversion of debt, as follows: Holdings issued 34,800 shares of common stock to an officer and founder of Holdings for an aggregate of $50,000 in cash advances made to Holdings for operating funds in 1997; Holdings issued 496,248 shares of common stock to two consultants for fees due in the amount of $1,426, for technical advisory services rendered to Holdings; and Holdings issued 18,480,172 shares of common stock to eight employees for past salary due in the amount of $53,104.

         3)       Offerings to Consultants and Landlord for Conversion of Debt.

         From the period of April 27, 1999 to May 3, 1999, Holdings issued an aggregate of 144,385 shares of common stock to five persons who were the landlord and consultants to the Company for the conversion of debt as follows: on April 27, 1999, Holdings issued 69,600 shares to one person for payments past due for the lease of commercial space by Holdings in the amount of $209; on April 27, 1999, Holdings issued 26,100 shares to one consultant for services rendered in connection with a development project underway in Russia, in the amount of $75; on April 30, 1999, Holdings issued an aggregate of 22,968 shares to two consultants for past fees due for technical advisory services provided to Holdings in the amount of $66; and on May 3, 1999, Holdings issued 25,717 shares to one consultant for past fees due for technical advisory services provided to Holdings in the amount of $74. The shares were issued at par value.

         4)       Issuance to Officer for Past Salary Due.

                  On May 7, 1999, Holdings issued to Gloria Rose Ott 2,610,000 shares of common stock for salary past due in the amount of $7,500. The shares were issued at par value.

         5) Issuances for Cash to Employees, Consultants, Vendors, Lenders and Landlord

                  From February 1998 to June 1999, Holdings issued to 33 persons who were employees, consultants, vendors, lenders and landlords of Holdings an aggregate of 2,217,141 shares of common stock for aggregate cash proceeds of $6,646. The shares were issued at par value. Holdings issued the shares as follows:


--------------------------------------------------------------------------------------
Date of Issuance      Number of      Recipients                  Total Cash Proceeds
                      Shares                                     Paid
--------------------- -------------- --------------------------- ---------------------
2/98 - 6/99           1,236,791      11 Employees                $3,710
--------------------- -------------- --------------------------- ---------------------
                      725,962        10 Consultants              $2,178
--------------------- -------------- --------------------------- ---------------------
                      31,320         3 Vendors                   $90
--------------------- -------------- --------------------------- ---------------------
                      215,760        2 Lenders                   $647
--------------------- -------------- --------------------------- ---------------------
                      7,308          3 Landlords                 $21
--------------------- -------------- --------------------------- ---------------------
                                     Total:                      $6646
--------------------------------------------------------------------------------------

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

         As permitted by the provisions of the General Corporation Law of the State of Delaware (the "Delaware Code"), the Company has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation if such officer or director acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of the Company. Any such person may be indemnified against expenses, including attorneys' fees, judgments, fines and settlements to the extent they have been on the merits or otherwise in defense of any action, suit or proceeding. Further, the Delaware Code permits a corporation to purchase and maintain liability insurance on behalf of its officers, directors, employees and agents. The Company does not maintain any such liability insurance.

         Article Nine of the Company's Articles of Incorporation provides for the elimination of personal liability of the directors of the Company to the fullest extent permitted by Section 102(b)(7) of the Delaware Code.

         Article Ten of the Articles of Incorporation requires the Company to indemnify to the fullest extent permitted by Section 145 of the Delaware Code any and all persons permitted by the statute from and against any and all of the expenses, liabilities or other matters cited by the statute, inclusive of any other rights to which those indemnified may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise. This indemnification extends to a person acting in an official or unofficial capacity. Further, this indemnification continues after such person has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

         Section 4.9 of the Company's By-laws grants the Company's board of directors the power to indemnify any director, officer, employee or agent of the Company, or any person acting at the request of the Company as the director, officer, employee or agent of another corporation, to the fullest extent provided under the Delaware Code.

                                    PART F/S

         The Company's consolidated financial statements for the fiscal years ended December 31, 1998 and 1999, have been examined to the extent indicated in their reports by Jones, Jensen & Company, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Commission and are included herein in response to Item 15 of this Form 10-SB.

         The accompanying notes are an integral part of these consolidated financial statements.



                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)

                   RESTATED CONSOLIDATED FINANCIAL STATEMENTS

                                December 31, 1999

                                       F1-1

                                C O N T E N T S

Independent Auditors' Report...................................................3

Consolidated Balance Sheet.................................................... 4

Consolidated Statements of Operations..........................................6

Consolidated Statements of Stockholders' Equity (Deficit)......................7

Consolidated Statements of Cash Flows..........................................9

Notes to the Consolidated Financial Statements................................11

                                       F1-2

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Ocean Power Corporation
(Formerly PTC Group, Inc. and Subsidiary)
El Dorado Hills, California

We have audited the accompanying consolidated balance sheet of Ocean Power Corporation (formerly PTC Group, Inc. and Subsidiary) (a development stage company) as of December 31, 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended December 31, 1999 and 1998 and from inception on March 26, 1992 through December 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Ocean Power Corporation (formerly PTC Group, Inc. and Subsidiary) (a development stage company) as of December 31, 1999, and the results of their operations and their cash flows for the years ended December 31, 1999 and 1998 and from inception on March 26, 1992 through December 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the consolidated financial statements, the Company is a development stage company which has generated significant losses from inception and a stockholders deficit of $4,369,233 at December 31, 1999 which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 14 to the consolidated financial statements, certain errors were discovered regarding the valuation of several equity transactions in 1999 which resulted in overstatements of the net loss for the year ended December 31, 1999 and overstatement of the retained deficit of 1999.

Jones, Jensen & Company
Salt Lake City, Utah
April 30, 2000

                                       F1-3

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                           Consolidated Balance Sheet


                                     ASSETS

                                        December 31,
                                           1999
                                        (Restated)
                                        ----------

CURRENT ASSETS

   Cash                                 $  368,276
   Advances to employees                   658,965
                                        ----------
    Total Current Assets                 1,027,241
                                        ----------
EQUIPMENT (Note 2)                          52,555
                                        ----------
OTHER ASSETS

 Equipment procurement costs (Note 4)      364,110
 Deposits                                   20,402
                                        ----------
   Total Other Assets                      384,512
                                        ----------
   TOTAL ASSETS                         $1,464,308
                                        ==========



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-4

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                     Consolidated Balance Sheet (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

                                                                 December 31,
                                                                    1999
                                                                 (Restated)
                                                                ------------

CURRENT LIABILITIES

   Accounts payable                                             $  1,453,908
   Accrued expenses (Note 7)                                         326,582
   Notes payable - related parties (Note 5)                        4,040,051
                                                                ------------
     Total Current Liabilities                                     5,820,541
                                                                ------------
LONG-TERM DEBT

   Convertible debentures related parties,                            13,000
   net of discount of $637,000 (Note 6)                                 --

     Total Long-Term Debt                                             13,000
                                                                ------------
     Total Liabilities                                             5,833,541
                                                                ------------
STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 20,000,000 shares authorized of
    $0.001 par value; no shares outstanding                             --
   Common stock: 500,000,000 shares authorized of
    $0.01 par value; 32,835,925 shares issued and outstanding        328,359
   Additional paid-in capital                                      5,589,224
   Deficit accumulated during the development stage              (10,286,816)
                                                                ------------
     Total Stockholders' Equity (Deficit)                         (4,369,233)
                                                                ------------
     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)       $  1,464,308
                                                                ============



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-5

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                      Consolidated Statements of Operations


                                                                            From
                                                                         Inception on
                                                                          March 26,
                                              For the Years Ended       1992 Through
                                                 December 31,            December 31,
                                    -----------------------------------
                                          1999               1998           1999
                                    ------------------  ---------------  ---------
                                       (Restated)                        (Restated)

REVENUES                            $       --      $       --        $       --

EXPENSES

   General and administrative          3,966,043       2,292,181         7,868,458
   Research and development              258,000         360,000         1,250,000
   Depreciation and amortization          18,742          17,136            50,694
                                    ------------    ------------      ------------
     Total Expenses                    4,242,785       2,669,317         9,169,152
                                    ------------    ------------      ------------
     LOSS FROM OPERATIONS             (4,242,785)     (2,669,317)       (9,169,152)
                                    ------------    ------------      ------------
OTHER INCOME (EXPENSE)

   Loss on sale of assets               (387,649)           --            (387,649)
   Interest expense                     (432,052)       (248,647)         (730,015)
                                    ------------    ------------      ------------
     Total Other Income (Expense)       (819,701)       (248,647)       (1,117,664)
                                    ------------    ------------      ------------
NET LOSS                            $ (5,062,486)   $ (2,917,964)     $(10,286,816)
                                    ============    ============      ============
BASIC LOSS PER SHARE                $      (0.19)   $      (0.23)
                                    ============    ============
WEIGHTED AVERAGE SHARES
 OUTSTANDING                          26,465,941      12,501,630
                                    ============    ============



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-6

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                                                     Deficit
                                                                              Accumulated
                                        Common Stock           Additional      During the
                                  -------------------------      Paid-In      Development
                                     Shares       Amount         Capital         Stage
                                  -----------   -----------    -----------    -----------

Inception, March 26, 1992                --     $      --     $      --      $      --

Net loss from inception on
 March 20, 1992 through
 December 31, 1997                       --            --            --       (2,306,366)
                                  -----------   -----------    -----------    -----------
Balance, December 31, 1997               --            --            --       (2,306,366)

February 24, 1998, common
 stock issued for cash to
 employees at $0.003 per share        395,467         3,955        (2,817)           --

March 6,1998, common stock
 issued for cash to employees
 at $0.003 per share                  121,904         1,219          (869)           --

March 12, 1998, common stock
 issued for cash to an employee
 at $0.003 per share                   33,199           332          (237)           --

March 18, 1998, common stock
 issued for cash to an employee
 at $0.003 per share                    2,575            26           (19)           --

April 2, 1998, common stock
 issued for cash to a lender at
 $0.003 per share                     130,500         1,305          (930)           --

May 14, 1998, common stock
 issued for cash to an employee
 at $0.003 per share                   14,755           147          (106)           --
                                  -----------   -----------    -----------    -----------
Balance Forward                       698,400   $     6,984    $   (4,978)    $(2,306,366)
                                  -----------   -----------    -----------    -----------



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-7

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                     Deficit
                                                                                   Accumulated
                                              Common Stock          Additional      During the
                                        -------------------------     Paid-In      Development
                                          Shares        Amount        Capital         Stage
                                        -----------   -----------   -----------    -----------

Balance Forward                             698,400   $     6,984   $    (4,978)   $(2,306,366)

June 16, 1998, common stock issued
 for cash, 42,178 issued to
 employees, 43,152 issued to
 consultants, 60,900 issued to
 lenders, 6,960 issued to a landlord
 and 8,352 issued to vendors,
 at $0.003 per share                        161,542         1,615        (1,152)          --

June 16, 1998, common stock
 issued for debt cancellation to the
 company's founders at $0.079
 per share                                1,061,400        10,614        73,267           --

July 29, 1998, common stock
 issued for cash to a consultant
 at $0.003 per share                         34,800           348          (248)          --

Net loss for the year ended
 December 31, 1998                             --            --            --       (2,917,964)
                                        -----------   -----------   -----------    -----------
Balance, December 31, 1998                1,956,142        19,561        66,889     (5,224,330)

March 5, 1999, common stock
 issued for cash to an employee
 at $0.003 per share                        334,080         3,341        (2,381)          --

March 22, 1999 common stock
 issued for cash to an employee
 at $0.003 per share                        286,682         2,867        (2,043)          --

March 22, 1999 34,800 shares
 issued  to an  officer  and  founder
 for debt cancellation  of $50,000,
 496,248    shares issued to a consultant
 for past due fees of $1,426 and
 18,450,172 shares issued to
 employees for past due salaries
 of $53,104 at $0.005 per share          19,011,220       190,112       (85,582)          --
                                        -----------   -----------   -----------    -----------
Balance Forward                          21,588,124   $   215,881   $   (23,117)   $(5,224,330)
                                        -----------   -----------   -----------    -----------



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-8

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                                                 Deficit
                                                                               Accumulated
                                           Common Stock         Additional      During the
                                    ------------------------     Paid-In       Development
                                      Shares        Amount       Capital          Stage
                                    -----------   -----------   -----------    -----------

Balance Forward                      21,588,124   $   215,881   $   (23,117)   $(5,224,330)

April 22, 1999, common stock
 issued for cash to a consultant
 at $0.003 per share                    129,734         1,297          (924)          --

April 27, 1999, common stock
 issued for cash to an employee
 at $0.003 per share                      5,951            59           (43)          --

April 27, 1999,  common  stock
 issued  to a  landlord, 69,600
 shares, and a consultant, 26,100
 shares, for rent of $200 and
 fees of $75, at $0.003 per share        95,700           957          (682)          --

April 28, 1999, common stock
 issued for cash to a consultant
 at $0.003 per share                     12,180           122           (87)          --

April 30, 1999, common stock
 issued for cash to a consultant
 at $0.003 per share                      2,888            29           (21)          --

April 30, 1999, common stock
 issued to consultants fees at
 $0.003 per share                        22,968           230          (164)          --

May 3, 1999, common stock
 issued to a consultant for fees
 at $0.003 per share                     25,717           257          (183)          --
                                    -----------   -----------   -----------    -----------
Balance Forward                      21,883,262   $   218,832   $   (25,221)   $(5,224,330)
                                    -----------   -----------   -----------    -----------



The accompanying notes are an integral part of these consolidated financial statements.

                                      F1-9

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                                                    Deficit
                                                                                  Accumulated
                                              Common Stock          Additional     During the
                                       -------------------------     Paid-In      Development
                                         Shares        Amount        Capital         Stage
                                       -----------   -----------   -----------    -----------

Balance Forward                         21,883,262   $   218,832   $   (25,221)   $(5,224,330)

May 5, 1999, common stock
 issued for cash, 16,008 shares to a
 vendor and 16,008 shares
 to a consultant, at $0.003 per
 share                                      32,016           320          (228)          --

May 7, 1999, common stock
 issued for cash to a landlord
 at $0.003 per share                           348             3            (2)          --

May 7, 1999, common stock
 issued to an employee for
 salary at $0.003 per share              2,610,000        26,100       (18,600)          --

May 13, 1999, common stock
 issued for cash to a consultant
 at $0.003 per share                       139,200         1,392          (992)          --

May 19, 1999,  common  stock
 issued  for cash, 24,360 shares to
 a lender and 348,000 shares to a
 consultant at $0.003 per share            372,360         3,724        (2,654)          --

June 17, 1999, common stock
 issued for cash to a vendor at
 $0.003 per share                            6,960            70           (50)          --

Recapitalization (Note 1)                6,291,450        62,915     2,698,858           --

June 23, 1999, options issued
 below market value                           --            --          14,097           --

July 12, 1999, options issued
 below market value                           --            --          62,561           --
                                       -----------   -----------   -----------    -----------
Balance Forward                         31,335,596   $   313,356   $ 2,727,769    $(5,224,330)
                                       -----------   -----------   -----------    -----------



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-10

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)


                                                                                    Deficit
                                                                                  Accumulated
                                             Common Stock            Additional    During the
                                      --------------------------      Paid-In     Development
                                        Shares         Amount         Capital        Stage
                                      -----------    -----------    -----------   -----------

Balance Forward                        31,335,596    $   313,356    $ 2,727,769   $(5,224,330)

July 15, 1999, common stock
 issued for cash at $5.00 per
 share for exercise of options             10,000            100         49,900          --

July 15, 1999, common stock
 issued for services at $7.80
 per share                                 15,000            150        116,850          --

July 26, 1999, common stock
 issued for cash at $5.00 per
 share for exercise of options             10,000            100         49,900          --

August 12, 1999, common stock
 issued for loan consideration at
 $2.50 per share                          100,000          1,000        249,000          --

September 2, 1999, common
 stock issued for services valued
 at $1.94 per share                        20,000            200         38,600          --

September 9, 1999, options
 granted below market value
 for services rendered                       --             --            1,139          --

September 9, 1999, common
 stock issued for cash at $1.00
 per share                                100,000          1,000         99,000          --

October 1, 1999, cancellation of
 common stock valued at zero             (502,500)        (5,025)         5,025          --

November 16, 1999, value of
 beneficial features of convertible
 debentures (Note 6)                         --             --          650,000          --

November 29, 1999, common
 stock issued for finders fee
 valued at $1.34 per share                400,000          4,000        533,200          --
                                      -----------    -----------    -----------   -----------
Balance Forward                        31,488,096    $   314,881    $ 4,520,383   $(5,224,330)
                                      -----------    -----------    -----------   -----------



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-11

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)



                                                                                                                       Deficit
                                                                                                                     Accumulated
                                                         Common Stock                        Additional              During the
                                            ---------------------------------------            Paid-In               Development
                                                 Shares                  Amount                Capital                  Stage
                                            ----------------        ---------------         ---------------        -----------------

Balance Forward                                   31,488,096        $       314,881         $     4,520,383        $     (5,224,330)

Stock offering costs                                    --                     --                  (537,200)                   --

December 7, 1999, options
 granted below market value for
 services rendered                                      --                     --                   130,402                    --

December 8, 1999, common stock
 issued for cash at $0.70 per share                   71,839                    718                  49,282                    --

December 9, 1999, common stock
 issued for cash at $0.71 per share                  175,070                  1,751                 123,249                    --

December 9, 1999, common stock
 issued for cash at $0.71 per share                   49,020                    490                  34,510                    --

December 10, 1999, common stock
 issued for cash at $0.90 per share                  111,111                  1,111                  98,889                    --

December 10, 1999, common stock
 issued for cash at $0.90 per share                   33,333                    333                  29,667                    --

December 16, 1999, common stock
 issued for cash at $0.83 per share                  193,939                  1,939                 158,061                    --

December 21, 1999, common stock
 issued for cash at $0.83 per share                  120,773                  1,208                  98,792                    --

December 31, 1999, common stock
 issued for exercise of warrants at
 $1.50 per share                                     592,744                  5,928                 883,189                    --

Net loss for the year ended
 December 31, 1999                                    -                      -                       -                   (5,062,486)
                                            ----------------        ---------------         ---------------        -----------------
Balance, December 31, 1999                        32,835,925        $       328,359         $     5,589,224        $    (10,286,816)
                                            ================        ===============         ===============        =================



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-12

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows


                                                                                                From
                                                                                            Inception on
                                                               For the Years Ended           March 26,
                                                                   December 31,            1992 Through
                                                          -----------------------------     December 31,
                                                               1999           1998             1999
                                                          --------------  -------------    ------------
                                                             (Restated)                     (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                               $ (5,062,486)   $ (2,917,964)   $(10,286,816)
   Adjustments to reconcile net loss to net
    cash used by operating activities:
     Depreciation                                               18,742          17,136          50,694
     Value of common stock, warrants, options
      and discounts in equity instruments issued
      for services                                             613,999            --           613,999
     Loss on sale of assets                                    387,649            --           387,649
     Amortization of debenture discount                         13,000            --            13,000
   Change in operating asset and liability accounts:
     (Increase) decrease in other assets                      (116,978)       (417,957)       (679,367)
     Increase (decrease) in accounts payable                   474,814         523,741       1,452,462
     Increase (decrease) in cash overdraft                        --           (33,229)           --
     Increase (decrease) in accrued expenses                   524,064         126,600         772,499
                                                          ------------    ------------    ------------
       Net Cash Used by Operating Activities                (3,147,196)     (2,701,673)     (7,675,880)
                                                          ------------    ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of assets                                      1            --                 1
   Purchase of fixed assets                                     (1,738)        (17,151)       (108,069)
   Equipment procurement costs                                (364,110)           --          (364,110)
                                                          ------------    ------------    ------------
       Net Cash (Used) Provided by Investing Activities       (365,847)        (17,151)       (472,178)
                                                          ------------    ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES

   Repayment of note payable                                  (246,933)         (1,302)       (248,235)
   Loans from related parties                                2,671,239       2,636,857       7,224,287
   Issuance of convertible debentures                          650,000            --           650,000
   Common stock issued for cash                                803,829          86,453         890,282
                                                          ------------    ------------    ------------
       Net Cash Provided by Financing Activities             3,878,135       2,722,008       8,516,334
                                                          ------------    ------------    ------------
NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                                   365,092           3,184         368,276

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                                       3,184            --              --
                                                          ------------    ------------    ------------
CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                                $    368,276    $      3,184    $    368,276
                                                          ============    ============    ============




The accompanying notes are an integral part of these consolidated financial statements.

                                      F1-13

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)

                                                                                 From
                                                                             Inception on
                                                    For the Years Ended        March 26,
                                                        December 31,         1992 Through
                                                  -----------------------    December 31,
                                                     1999          1998         1999
                                                  -----------   -----------   -----------
                                                  (Restated)                   (Restated)

CASH PAID FOR:

   Interest                                       $     --     $       --     $     --
   Income taxes                                   $     --     $       --     $     --

NON-CASH FINANCING ACTIVITIES

   Value of common stock, warrants, options and
    discounts on equity instruments issued for
    services                                      $  613,999   $       --     $  613,999
   Common stock issued for recapitalization       $2,761,773   $       --     $2,761,773
   Common stock issued for conversion of debt     $1,335,413   $       --     $1,335,413



The accompanying notes are an integral part of these consolidated financial statements.

                                       F1-14

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 1 -  ORGANIZATION AND DESCRIPTION OF BUSINESS

          The consolidated financial statements presented are those of Ocean Power Corporation and its wholly-owned Subsidiaries (the Company).

          The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced.  The  Company  is  planning  to engage in the  business  of developing and marketing water desalination and renewable power generation systems that will be modular and mass produced. The Company plans to pursue regional joint ventures in water and power challenged markets to build, own, operate and transfer modular seawater desalination and power plants.

          PTC Holdings, Inc. (Holdings) (formerly H Power Technologies, Inc.) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware.

          PTC Group, Inc., (Group) (formerly Intryst, Inc.) was incorporated under the laws of the State of Idaho on April 24, 1969.

          On June 22, 1999, Group and Holdings completed an Agreement and Plan of Merger whereby Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of Holdings. Immediately prior to the Agreement and Plan of Merger, Group had
          6,291,450 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Holdings because the shareholders of Holdings controlled Group after the acquisition. At the effective date of the transaction, each share of Holdings was converted into 3.48 shares of Group with Group being the surviving entity in the merger. Holdings was treated as the acquiring entity for accounting purposes and Group was the surviving entity for legal purposes. There was no adjustment to the carrying value of the assets or liabilities of Holdings, nor was there any adjustment to the carrying value of the net assets of Group. Costs of approximately $245,000 associated with this transaction were expensed as incurred. On August 19, 1999, the shareholders of the Company authorized a 1 for 10 reverse stock split at which time the par value was changed from $0.001 to $0.01. A result of this par value change is that the common stock issuances prior to June 22, 1999 which had been valued at the original par value of $0.001 now reflect a deficit in the additional paid-in capital. All references to shares of common stock have been retroactively restated.

          On July 12, 1999, Group changed its name to Ocean Power Corporation (Idaho).

          On July 21, 1999, Ocean Power Corporation (Delaware) was formed for the purpose of changing the domicile of Ocean Power Corporation (Idaho).

          On July 28, 1999, Delaware and Idaho merged to change the domicile from Idaho to Delaware with Delaware being the surviving entity.

                                       F1-15

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 1 -  ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

          The Subsidiaries:

          Integrated Water and Power Corporation (IWP) (formerly Clean Air Power Technologies Corporation) (formerly Advanced Technologies Manufacturing Corporation) was incorporated on December 11, 1996 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. IWP is currently inactive.

          Advanced Power Sources Corporation (APS) (formerly ZE-Power Technologies Corporation) (formerly P.T.C. Corporation) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. APS is currently inactive.

          Manufacturing Technologies Corporation (MTC) was incorporated on January 7, 1997 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. MTC is currently inactive.

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

          a.  Accounting Method

          The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

                                       F1-16

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          b.  Basic Loss Per Share

          The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Diluted loss per share is not presented because it is equal to basic loss per share as the result of the antidilutive nature of the stock equivalents. The earnings per share for periods prior to the business combination have been restated to reflect the equivalent number of shares received by Holdings.

                                                       For the Year Ended
                                                         December 31, 1999
                                     --------------------------------------------------------
                                           Loss                Shares          Per Share
                                        (Numerator)         (Denominator)        Amount

          Net loss                   $      (5,063,927)         26,465,941  $           (0.19)
                                     =================  ==================  =================

                                                       For the Year Ended
                                                       December 31, 1998
                                     --------------------------------------------------------
                                           Loss               Shares          Per Share
                                        (Numerator)        (Denominator)        Amount

          Net loss                   $      (2,917,964)         12,501,630  $           (0.23)
                                     =================  ==================  =================

          c.  Provision for Taxes

          The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, using the liability method. The estimated future tax effect of differences between the basis in assets and liabilities for tax and accounting purposes is accounted for as deferred taxes. In accordance with the provisions of SFAS No. 109, a valuation allowance would be established to reduce deferred tax assets if it were more likely than not that all, or some portion, of such deferred tax assets would not be realized. A full allowance against deferred tax assets was provided as of December 31, 1999.

          At December 31, 1999, the Company has net operating loss carryforwards of approximately $10,255,000 that may be offset against future taxable income through 2019. No tax benefit has been reported in the financial statements, because the Company believes it's more likely than not that the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

                                       F1-17

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          d.  Cash and Cash Equivalents

          The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

          e.  Principles of Consolidation

          The financial statements include the consolidated accounts of Ocean Power Corporation and its wholly-owned subsidiaries: Integrated Water and Power Corporation, Advanced Power Sources Corporation and Manufacturing Technologies Corporation. All significant intercompany accounts and transactions have been eliminated.

          f.  Equipment

          Office equipment and software are recorded at cost. Major additions and renewals are capitalized and depreciated over their estimated useful lives of 3 to 7 years using the straight-line method. Depreciation expense for continuing operations for the years ended December 31, 1999 and 1998 was $18,742 and $17,136, respectively.

          Equipment consists of the following:
                                                                 December 31,
                                                                    1999
                                                              -----------------
                         Office equipment and furniture       $          36,748
                         Computers and software                          46,834
                         Phone system                                    19,667
                         Accumulated depreciation                       (50,694)
                                                              -----------------

                         Net Equipment                        $          52,555
                                                              =================

          g.  Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ form those estimates.

                                       F1-18

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

          h.  Change in Accounting Principle

          In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which requires companies to record derivatives as assets or liabilities, measured at fair market value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The adoption of this statement had no material impact on the Company's financial statements.

          i. Revenue Recognition Policy

          The Company currently has no source of revenues. Revenue recognition policies will be determined when principal operations begin.

          j. Advertising

          The Company follows the policy of charging the costs of advertising to expense as incurred.

          k. Long-lived Assets

          All long-lived assets are evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recovered. Any impairment in value is recognized as an expense in the period when the impairment occurs.

          l. Research and Development

          All amounts expended for research and development are charged to expense as incurred. The Company expensed $258,000 and $360,000 as research and development for the years ending December 31, 1999 and 1998, respectively.

          m. Reclassification

          Certain 1998 balances have been reclassified to conform to the 1999 presentations.

          n. Software Costs

          The Company applies the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". All softwear used by the Company is considered to be purchased general use software and is capitalized pursuant to the Company's fixed asset capitalization policies.

                                      F1-19

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 2 -  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Accounting)

          o. Stock Options and Warrants

          As permitted by FASB Statement 123 "Accounting for Stock Based Compensation" (SFAS No. 123), the Company elected to measure and record compensation cost relative to employee stock option costs in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations and make proforma disclosures of net income and earnings per share as if the fair value method of valuing stock options had been applied. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant. As of December 31, 1999, there were no options outstanding which were granted to employees.

          For purposes of the proforma disclosures and to measure and record consideration paid to non-employees in the form of stock options or warrants, the Company applies FASB Statement 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), which requires the Company to estimate the fair value of each dilutive instrument (stock options and warrants) award at the grant date by using the Black-Scholes option pricing model.

          p. Valuation of Options and Warrants

          The valuation of options and warrants granted for services are estimated as of the earlier of the grant date or the date that becomes probable that the performance will be completed. Pursuant to the requirements of EITF 96-18, the options and warrants will continue to be revalued in situations where they are granted prior to the completion of the performance.

NOTE 3 -  ADVANCES

          During 1997, 1998 and 1999, the Company made cash advances to certain employees. The advances were formalized through the signing of notes receivable bearing interest at 7% per annum with each employee at the end of each year. Per the terms of the notes, interest is added to the balance of the notes at the end of each year.

          Advances to employees, including accrued interest, at December 31 consisted of the following:

                  1997                                        $         123,826
                  1998                                                  114,805
                  1999                                                  420,334
                                                              -----------------

                      Total advances                          $         658,965
                                                              =================

                                       F1-20

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 4 -  EQUIPMENT PROCUREMENT COSTS

          During July and August 1999, the Company made deposits on a vapor compression distillation unit to be used in the development of its water desalination system in the amount of $300,000. The $300,000 will be applied to the $500,000 purchase price of the equipment. The title of the equipment will be transferred to the Company when the remaining $200,000 is paid.

          During September 1999, the Company paid moving, storage and set up costs on the above mentioned equipment of $64,110 which has been capitalized, and will be part of the cost of the equipment once the title to the equipment is transferred to the Company.

NOTE 5 -  NOTES PAYABLE - RELATED PARTIES

          Notes payable at December 31, 1999 consist of the following:

          Note payable to a shareholder bearing interest at 10%
          per annum, due upon demand, secured by personal
          guarantee of officer                                        $  500,000

          Unsecured note payable to an employee bearing interest
          at 10% per annum, due upon demand                              215,704

          Unsecured note payable to an officer bearing interest
          at 10% per annum, due upon demand                              350,557

          Unsecured note payable to an employee bearing interest
          at 10% per annum, due upon demand                              174,223

          Unsecured note payable to an officer bearing interest
          at 10% per annum, due upon demand                              633,059

          Unsecured note payable to an officer bearing interest at
          10% per annum, due upon demand                                 609,818

          Unsecured note payable to an employee bearing interest at
          10% per annum, due upon demand                                 121,718

          Unsecured note payable to an employee bearing interest at
          10% per annum, due upon demand                                 121,647

          Unsecured note payable to an employee bearing interest at
          10% per annum, due upon demand                                  31,209
                                                                      ----------
          Balance Forward                                             $2,757,935
                                                                      ----------

                                       F1-21

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 5 -  NOTES PAYABLE - RELATED PARTIES (Continued)

Balance Forward                                                              $2,757,935

Unsecured note payable to an employee bearing interest at
10% per annum, due upon demand                                                  402,186

Unsecured note payable to an employee bearing interest at
10% per annum, due upon demand                                                   61,884

Unsecured note payable to an employee bearing interest at
10% per annum, due upon demand                                                  229,968

Unsecured note payable to an employee bearing interest at
10% per annum, due upon demand                                                   43,347

Unsecured note payable to an employee bearing interest at
10% per annum due upon demand                                                   143,644

Unsecured note payable to an employee bearing interest at
10% per annum, due upon demand                                                   51,087

Note  payable  bearing  interest  at 10%  per  annum,  secured  by technology, life insurance and proceeds from operations,
due upon demand                                                                 100,000

Unsecured note payable to a shareholder bearing interest at
10% per annum, due upon demand                                                  250,000
                                                                             ----------
Total Notes Payable - Related Parties                                        $4,040,051
                                                                             ==========

Annual maturities of notes payable - related parties are as follows:

               Years Ending
               December 31,
                  2000                                                       $4,040,051
                                                                             ==========

          Total interest expense to related parties was $332,545 and $228,842 for the years ended December 31, 1999 and 1998, respectively.

                                       F1-22

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 6 -  CONVERTIBLE DEBENTURES - RELATED PARTIES

          During November 1999, the Company issued three convertible debentures for $100,000 each in exchange for Company expenses such as advertising, promotion, travel and investor relations incurred by the Company and paid on behalf of the Company from January 1999 through November 1999. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into shares of the Company's restricted common stock at a conversion price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants, each of which allow the holder to purchase one additional restricted share at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with these debentures amounted to $6,000 for the year ended December 31, 1999.

          During November 1999, the Company issued a convertible debenture for $350,000 in exchange for Company expenses such as advertising, promotion, travel and investor relations expenses incurred by the Company and paid on behalf of the Company from January 1999 through November 1999. The debenture is due August 1, 2004 and accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into shares of the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of this debenture also carry two purchase warrants, each of which allow the holder to purchase one additional restricted share at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with this debenture amounted to $7,000 for the year ended December 31, 1999.

          The Company recorded a discount on the convertible debentures in order to allocate to additional paid-in capital the value of the beneficial conversion features of the debentures. The beneficial conversion features consist of the debenture holder's rights to convert the debentures into units, each unit consisting of one share of restricted common stock (at a conversion ratio equal to $1.50 per share which was the trading value of the Company's unrestricted common stock measured as of the date of issuance of the debentures) and two attached warrants giving the holders the right to purchase two shares of restricted common stock (each at an exercise price equal to $0.75 per share less than the trading value of the Company's unrestricted stock measured at the date of issuance of the debentures). The value of the beneficial conversion features was computed as the lesser of (1) the value of the warrants or (2) total proceeds of the debentures. As of the date of the issuance of the debentures, the entire proceeds were allocated to additional paid-in capital and a corresponding discount offset the liability under the debentures. The discount is being amortized to interest expense over the term of the debentures. During 1999, interest expense of $13,000 was recognized as the result of amortization of the discount.

                                       F1-23

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 7 -  ACCRUED EXPENSES

          The Company's accrued expenses is comprised of the following items:

                                                                December 31,
                                                                    1999
                                                              ------------------

              Accrued payroll taxes payable                   $          50,411
              Accrued interest payable - payroll tax                     52,717
              Accrued payroll tax penalty                                98,845
              Accrued interest payable - notes                          124,609
                                                              -----------------

                      Total                                   $         326,582
                                                              =================

          During 1997, 1998 and 1999, the Company made cash advances of $658,965 to employees. Due to the advances potentially resembling payroll activities, the Company has accrued payroll taxes for the employer's portion at 7.65%, interest at 8% and penalties at 15% for each year.

NOTE 8 -  GOING CONCERN

          The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has had limited activities since inception and is considered a development stage company because it has no significant operating revenues and, planned principal operations have not yet commenced. The Company has incurred significant losses from its inception through December 31, 1999 of approximately $10,300,000. The Company does not have an established source of funds sufficient to cover its operating costs and, accordingly, there is substantial doubt about the Company's ability to continue as a going concern.

          In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through the sale of common stock, the proceeds of which will be used to develop the Company's products and pay operating expenses. The Company expects that it will need $4,000,000 to $6,000,000 of additional funds for operations and expansion in 2000. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

          The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                       F1-24

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 9 -  COMMITMENTS AND CONTINGENCIES

          a. Employment Agreements

          During June 1998, the Company entered into a five year employment agreement with its President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

          During June 1998, the Company entered into a five year employment agreement with its Secretary/Treasurer. The agreement calls for a base salary of $130,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

          During June 1998, the Company entered into a four year employment agreement with an employee. The agreement calls for a base salary of $55,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

          During June 1998, the Company entered into a five year employment agreement with its Vice President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

          b. Consulting Agreements

          During July 1997, the Company entered into a consulting agreement with Richard Morris Associates for services in connection with the development of the Company's desalination project on an as needed basis . The agreement is for one year and calls for the payment of $1,000 per month plus expenses. During June 1998, the Company extended this agreement through December 1998. During January 1999, the Company extended this agreement through December 1999. During January 2000, the Company extended this agreement through December 2000.

          During June 1999, the Company entered into a consulting agreement with
          D. Weckstein & Co., Inc. (Weckstein) as financial consultants and investment bankers for a period of two years. Pursuant to the agreement, the Company issued options to purchase 30,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions as follows:

                                       F1-25

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 9 -  COMMITMENTS AND CONTINGENCIES (Continued)

  a.   7% of the first $1,000,000 of the consideration paid in such transaction;
  b.   6% of the consideration in excess of $1,000,000 and up to $3,000,000;
  c.   5% of the consideration in excess of $3,000,000 and up to $5,000,000;
  d.   4% of the consideration in excess of $5,000,000 and up to $7,000,000;
  e.   3% of the consideration in excess of $7,000,000 and up to $9,000,000; and
  f.   2% of the consideration in excess of $9,000,000.

          During December 1999, the agreement was amended whereby Weckstein received options to purchase up to 125,000 shares of common stock at a price of $1.00 per share until December 31, 2003. During 1999, the Company paid $10,000 in commissions to Weckstein. No options were exercised as of December 31, 1999 (see Note 11).

          During March 1999, the Company entered into a consulting agreement with Richard Brown for services in connection with obtaining equity financing for the Company. The agreement calls for the payment of a 10% commission for any and all funds delivered to the Company during 1999. No funds were delivered to the Company by Mr. Brown and no commission payments were made during 1999.

          During July 1999, the Company entered into a six month business consulting agreement with Xcel Associates, Inc. to perform business, management and marketing services which may be renewed for a provisional three month period upon mutual agreement of the parties. The Company issued 50,000 shares of the Company's common stock as follows: 1) 15,000 shares within one week of signing the agreement; 2) 15,000 shares within 30 days based on mutually agreed upon performance; and 3) 20,000 within the following 60 days based on mutually agreed upon performance as well as the right to purchase up to 100,000 shares of common stock at $5.00 per share and the payment of expenses incurred. Pursuant to the agreement, the Company issued 15,000 shares on July 15, 1999 and 20,000 shares on September 2, 1999.

          c. Office Lease

          The Company leases its office space under a non-cancellable operating lease which expires on April 30, 2002. The monthly rent amount is $17,000 with yearly increases of approximately 2% per year. Rent expense for the years ended December 31, 1999 and 1998 was $220,565 and $217,619, respectively.

          d. Commitment to Register Shares

          The Company has committed to registering 31,000 shares which were issued in 1996 to the shareholders of Venturetech as part of a spin-off of subsidiaries by Group. The shares are recorded as part of the recapitalization.

                                       F1-26

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 10 - RELATED PARTY TRANSACTIONS

          During November 1999, related parties paid expenses on behalf of the Company of $650,000 and were issued convertible debentures (see Note
          6).

          During 1999, 1998 and 1997 the Company advanced employees $420,334, $114,805 and $123,826, respectively (see Note 3).

          During 1999 and 1998, related parties advanced the Company $1,024,357 and $2,274,878 in exchange for notes payable and wages payable, respectively.

          On November 4, 1998, the Company issued a convertible debenture for $800,000 to related parties for funds advanced to Group. The Debenture was convertible into common stock at $1.50 per share which represented the closing price on the date of the issuance of the debenture. Each share converted carried one (1) warrant which was exercisable at $1.50 per share for a period of 4 years. At December 31, 1998, the related parties had converted the entire debenture into 533,333 shares of common stock and exercised 13,502 warrants for total consideration of $820,252. On January 5, 1999, the original debenture terms were amended as follows: The debenture amount was increased to $2,000,000 convertible into common stock at $1.50 per share with one (1) attached warrant exercisable for 5 years from the dates of the debenture conversions. On March 30, 1999, the Company issued 70,000 shares and warrants pursuant to the conversion of this debenture. On May 17, 1999, the Company issued 720,730 shares and warrants pursuant to the conversion of the debenture. Pursuant to the modification, the debenture was canceled as of the date of the recapitalization. On December 31, 1999, the Company issued 592,744 shares of common stock pursuant to the exercise of warrants attached to the convertible debenture. At December 31, 1999, there were 717,817 warrants which have not been exercised and expire by May 17, 2004.

NOTE 11 - DILUTIVE INSTRUMENTS

          a. Stock Options

          A summary of the Company's outstanding stock options to non-employees and fair value assumptions used for grants as determined by the Black Scholes pricing model as of December 31, 1999 is presented below:

                        Measurement
                          Date and           Vesting
                           Date of           Require-      Exercise     Exercise       Trading        Amount
     Description            Grant             ments         Number       Price          Price        Exercised
--------------------  ------------------  -------------   -----------  ------------  ------------  -------------

1) D. Weckstein          06/23/99           Immediate       30,000       $ 5.00         $ 5.20       Canceled
2) Xcel Associates       07/12/99           Immediate       100,000      $ 5.00         $ 7.80         20,000
3) Xcel Associates       09/09/99           Immediate       100,000      $ 1.00         $ 2.90        100,000
4) D. Weckstein          12/07/99           Immediate       125,000      $ 1.00         $ 1.16           --
                                                          ----------                               -------------
                                                            355,000                                   120,000
                                                          ===========                              =============

                                       F1-27

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 11-  DILUTIVE INSTRUMENTS (Continued)

          a.  Stock Options (Continued)

                                       Risk-Free
                       Expiration       Interest       Expected       Expected       Expected
     Description          Date           Rate            Life         Volatility     Dividends       Expense
--------------------  --------------  -------------  -------------   ------------  -------------  ------------

1) D. Weckstein          Canceled        5.57%              3          185,98%
1) D. Weckstein          Canceled        5.57%              3          185,98%              0     $      14,097
2) Xcel Associates       07/12/00        4.97%              1          226.77%              0            62,561
3) Xcel Associates       03/09/00        5.14%            0.5          113.21%              0             1,139
4) D. Weckstein          12/07/03        5.92%              5          394.09%              0           130,402
                                                                                                  -------------
                                                                                                  $     208,199

          b. Warrants

          A summary of the Company's outstanding warrants and fair value assumptions used for grants as determined by the Black Schole's pricing model as of December 31, 1999 is presented below:

                         Measurement
                           Date and         Vesting
                           Date of          Require-          Exercise      Exercise       Trading       Amount
     Description            Grant            ments              Number       Price         Price        Exercised
------------------------ --------------  ---------------   -------------  ------------ ------------ -------------

1) Various lenders         12/31/98          Upon                533,333  $      1.50  $      1.50        533,333
                                           debenture
                                           conversion

2) Various lenders         3/30/99           Upon                 70,000  $      1.50  $      0.63         70,000
                                           debenture
                                           conversion

3) Various lenders         5/17/99            Upon               720,730  $      1.50  $      0.50          2,913
                                            debenture      -------------                            --------------
                                           conversion
                                                               1,324,063                                   606,246
                                                           =============                            ==============


                                          Risk-Free
                           Expiration      Interest          Expected       Expected     Expected
      Description             Date           Rate              Life        Volatility    Dividends     Expense
------------------------ --------------  ---------------   -------------  ------------ ------------ ------------

1) Various lenders         12/31/04           4.77%              1          180.95%            0    $     52,460

2) Various lenders          3/30/04           4.77%              5          189.95%            0          41,183

3) Various lenders          5/19/04           4.77%              5          319.40%            0         360,173
                                                                                                    --------------
                                                                                                    $    453,816

          The additional expense recorded in connection with these warrants was recorded prior to the recapitalization by Group (Note 1).

                                       F1-28

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999

NOTE 12 - STOCK ISSUANCES

          On December 31, 1999, the Company issued 592,744 shares of its common stock to shareholders for the exercise of warrants valued at $889,117 (Note 10).

          On December 21, 1999, the Company issued 120,773 shares of common stock valued at $0.83 per share for $100,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

          On December 16, 1999, the Company issued 193,939 shares of common stock valued at $0.83 per share for $160,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

          On December 10, 1999, the Company issued 33,333 shares of common stock valued at $0.90 per share for $30,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

          On December 10, 1999, the Company issued 111,111 shares of common stock valued at $0.90 per share for $100,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

          On December 9, 1999, the Company issued 49,020 shares of common stock valued at $0.71 per share for $35,000 of cash. The share issuance was part of a $600,000 private placement (Note 13).

          On December 9, 1999, the Company issued 175,070 shares of common stock valued at $0.71 per share for $125,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

          On December 8, 1999, the Company issued 71,839 shares of common stock valued at $0.70 per share for $50,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

          On November 29, 1999, the Company issued 400,000 shares of common stock valued at the trading price of $1.34 per share for finders fees relating to cash raised by shareholders of the Company. The total valuation of $537,000 has been presented as an offset to additional paid-in capital as stock offering costs.

          On October 1, 1999, the Company canceled 502,500 shares of common stock which had been issued prior to the reverse merger. Accordingly, the Company canceled the shares at a zero valuation because the expense recorded as part of the retained deficit of Group was eliminated as part of the reverse merger.

          On September 9, 1999, the Company issued 100,000 shares of common stock valued at $1.00 per share for cash.

                                      F1-29

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 12 - STOCK ISSUANCES (Continued)

          On September 2, 1999, the Company issued 20,000 shares of common stock valued at $1.94 per share for consulting services rendered. The shares were issued at the trading price on the date of issue.

          On August 12, 1999, the Company issued 100,000 shares of its common stock at $2.50 per share for loan consideration.

          On July 26, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for $50,000 for the exercise of options granted July 12, 1999.

          On July 15, 1999, the Company issued 15,000 shares of its common stock valued at $7.80 per share for consulting services of $117,000.

          On July 15, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for $50,000 for the exercise of options granted July 12, 1999.

          On June 22, 1999, the Company completed a recapitalization between Group (acquired entity) and Holdings, (acquiring entity). The presentation of the recapitalization is as follows: The equity of the acquiring entity (Holdings) is presented as the equity of the combined enterprise; however, the capital stock account of the acquiring entity (Holdings) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Group) after giving effect to the number of shares issued in the reverse merger. Accordingly, at the date of the recapitalization, the Company had 6,291,450 shares of common stock outstanding; and 25,044,146 shares as detailed below have been retroactively restated for the equivalent number of shares received in the merger by Holdings.

          On February 24, 1998,  March 6, 1998,  March 12, 1998, March 18, 1998,
          May 14, 1998, June 16, 1998, July 29, 1998,  March 5, 1999,  March 22,
          1999,  April 22, 1999, April 27, 1999, April 28, 1999, April 30, 1999,
          May 5, 1999, May 13, 1999 and May 19, 1999, the Company issued a total of 1,236,791 shares of its common stock to employees and 725,962 shares of its common stock to consultants valued at $0.003 per share for cash of $5,637.

          On April 2, 1998,  June 16, 1998,  May 5, 1999,  May 7, 1999,  May 19,
          1999 and June 17, 1999, the Company issued a total of 31,320 shares of its common stock to vendors, 215,760 shares to lenders and 7,308 shares to a landlord valued at $0.003 per share for cash of $731.

          On May 7, 1999, the Company issued 2,610,000 shares of its common stock to an employee valued at $0.003 per share for the past due salary of $7,500.

          On May 3, 1999, the Company issued 25,717 shares of its common stock to a consultant valued at $0.003 per share for past due fees of $74.

                                       F1-30

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 12 - STOCK ISSUANCES (Continued)

          On April 30, 1999, the Company issued 22,968 shares of its common stock to consultants valued at $0.003 per share for past due fees of $66.

          On April 27, 1999, the Company issued 69,600 and 26,100 shares of its common stock to a landlord and a consultant, respectively, valued at $0.003 per share for past due rent of $200 and past due fees of $75.

          On March 22, 1999, the Company  issued 34,800,  496,248 and 18,480,172 shares of its common stock to an officer and founder, consultants and employees, respectively, valued at $0.005 per share for conversion of debt of $50,000, past due fees of $1,426 and past due salaries of $53,104.

          On June 16, 1998, the Company issued 1,061,400 shares of its common stock to the Company's founders, Joseph Maceda, Robert Campbell and Rocco Guarnaccia, valued at $0.079 per share for conversion of debt of $83,881.

          All share issuances at $0.003 were originally valued at the par value of Holding of $0.001, because par value represented the fair value of Holdings common stock at the dates of issue but were revalued pursuant to the recapitalization (Note 1).

NOTE 13 - REGULATION 504D STOCK OFFERING

          During December 1999, the Company issued 755,085 shares of common stock pursuant to a Regulation 504D stock offering for cash of $600,000. The shares were issued at 60% of the closing bid price one day prior to issuance. The shares were issued at prices ranging from $0.70 per share to $0.90 per share at the same time that the closing bid prices were $1.17 to $1.50.

NOTE 14 - CORRECTION OF ERRORS

          Subsequent to the original issuance of the December 31, 1999 consolidated financial statements, the Company determined that certain equity instruments issued for goods and services were undervalued by $62,000 and that $650,000, representing the discount on convertible debenture transactions resulting from the valuation of beneficial conversion features of debentures issued in 1999 had been improperly accounted for as expense at the date of issuance of the convertible debentures rather than being amortized over the term of the debentures. Additionally, the Company's expense related to certain options and warrants issued in 1999 decreased by $241,801 because the expense should have been eliminated as part of the recapitalization as the expense was incurred by Group prior to June 22, 1999. Correction of these errors had the following effect on the previously reported net loss for the year ended December 31, 1999 and has an equal overstatement of retained deficit as of December 31, 1999.

                                       F1-31

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 14 - CORRECTION OF ERRORS (Continued)


                                                                            Net loss
                                                                            For the
                                                                           Year Ended
                                                                           December 31,             Loss Per
                                                                              1999                    Share
                                                                       ------------------       -----------------

          Originally reported                                     $        5,892,287            $           (0.22)
           Adjustments:
             Revaluation of certain equity instruments
             issued for goods or services                                     62,000                        (0.00)
             Reversalof expense previously recorded
             in connection with beneficial conversion
             features of convertible debentures                             (650,000)                        0.02
            Elimination of expenses related to
             certain options and warrants as part of
              the recapitalization                                          (241,801)                        0.01
                                                                       ------------------       -----------------

                 As restated                                           $   5,062,486            $           (0.19)
                                                                       ==================       =================

NOTE 15 - SUBSEQUENT EVENTS

          a.  Private Placements and Stock Issuances

          During January 2000, the Company authorized a private placement of $100,000 of its restricted common stock. The price of the shares is calculated at 60% of the closing bid price one day prior to issuance. The Company issued 47,619 shares pursuant to this private placement for $100,000, or $2.10 per share. The closing bid price was $3.50.

          On January 24, 2000, the Company authorized a private placement of $5,000,000 of restricted units, each unit consisting of 1 share of restricted common stock and 1 attached warrant. The price of the unit is calculated at 80% of the 5-day average trading value of unrestricted common stock price prior to purchase of the unit. The attached warrant is exercisable at a price of 50% of the 5-day average trading value of unrestricted common stock at the date of the purchase of the unit. Each warrant has a term of 3 years.

                                       F1-32

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 15 - SUBSEQUENT EVENTS (Continued)

          a. Private Placements and Stock Issuances (Continued)

          On January 31, 2000, the Company extended this offering to $6,000,000, expiring March 31, 2000.

          On March 26, 2000, the Company removed the time and amounts to be raised limits on the offering.

          From January 25 to April 30, 2000, the Company issued 1,881,872 units pursuant to the private placement for $6,824,672, for an average price of $3.63 per unit. The average closing bid price was $4.54 per share of unrestricted common stock.

          On March 9, 2000, the Company issued 62,792 shares of common stock for $125,019 pursuant to the exercise of warrants attached to the units described above.

          On March 27, 2000, the Company issued 46,486 shares of its common stock in three issuances at a weighted average price of $4.95 per share for debt cancellation to unrelated parties of $231,812.

          On March 16, 2000, the holder of a convertible debenture - related party exercised his right to convert and converted $100,000 into 66,667 shares of common stock and exercised 133,333 attached warrants for $100,000 of cash.

          On January 5, 2000, the Company issued 60,000 shares of its common stock valued at $4.34 per share for consulting services valued at $260,400.

          On January 4, 2000, the Company issued 97,580 shares of its common stock to its landlord for the cancellation of $100,000 of debt and 50,000 shares of its common stock valued at $2.75 per share in consideration for default on a loan valued at $137,500.

          b. Consulting Agreements

          During January 2000, the Company entered into a three-year consulting agreement with Clement J. Wohlreich to receive financial, marketing and management services. The agreement calls for the Company to issue 100,000 units, each consisting of one share of the Company's common stock and one attached warrant granting the right for three years to purchase one share of common stock for an exercise price of $1.50. As the agreement provides for issuance of the units upon commencement of services, the Company will accrue a liability and prepaid expense equal to the value of the common stock and warrant at the inception of the agreement. The liability will be converted to equity upon issuance of the units and the value of the stock and warrants will be expensed over the term of the agreement upon completion of services each quarter. Pursuant to EITF 96-18, accounting for equity instruments that are issued to other than emplyees for acquiring or in conjunction with selling, goods or services, the Company will continue to revalue the stock until issued and the warrants until earned upon completion of services. As of March 31, 2000, the units issuable were valued at $1,500,000 representing the market value of 100,000 shares of the Company's common stock at March 31, 2000 and the value of the 100,000 warrants computed using the Black-Scholes model. During the three month period ended March 31, 2000, $125,000 was expensed and the prepaid expense balance of March 31, 2000 was $1,375,000.

                                       F1-33

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 15 - SUBSEQUENT EVENTS (Continued)

          b. Consulting Agreements (Continued)

          During January 2000, the Company entered into a three year consulting agreement with EBM, Inc. to disseminate investor information on the Company to the market place and develop buyers who purchase the Company's stock. The agreement calls for the Company to pay $4,000 per month until the Company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The grant date and measurement date were on February 22, 2000. The options will have a four year life and are exercisable at $1.50 per share. The Company recognized consulting expense of $624,998 to reflect the fair value of the options as determined by the Black Scholes pricing model upon the grant of the options.

          During January 2000, the Company entered into a consulting agreement with Donner Corp. International to provide initial marketing and promotion services. The agreement calls for the Company to pay a retainer of $2,500, and $10,000 for services in connection with assisting the Company to implement its business objectives and issue 10,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five-day average stock closing price from January 2-31, 2000. The warrants are exercisable for three years beginning February 1, 2000. The grant date and measurement date were on February 1, 2000. The Company recognized consulting expense of $412,421 to reflect the fair value of the options as determined by the Black Schole's pricing model upon the grant of the warrants.

          During February 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated December 7, 1999. The amendment cancels the 125,000 options previously issued and calls for the Company to issue 100,000 options to purchase the Company's common stock exercisable at $6.00 per share until February 18, 2000. The grant date and measurement date were on February 18, 2000. The Company recognized consulting expense of $494,596 to reflect the fair value of the options as determined by the Black Schole's pricing model upon the grant of the options.

          During April 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated February 18, 2000. The amendment cancels the 100,000 options previously issued and calls for the Company to issue 110,000 options to purchase the Company's common stock exercisable at $3.00 per share until February 18, 2003. The Company did not recognize any additional consulting expense upon the grant of the options as they had previously recognized $624,998 of consulting expense in 1999 and 2000 associated with this consulting agreement.

                                      F1-34

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                                December 31, 1999


NOTE 15 - SUBSEQUENT EVENTS (Continued)

          c. Conversion of Convertible Debenture - Related Party

          During March 2000, a holder of a convertible debenture for $100,000 elected to convert the debt into common stock. The conversion of the debt triggered the granting and vesting of warrants to purchase 133,333 shares of the Company's common stock at a price of $0.75 per share. The warrants were exercised on March 16, 2000. The Company recorded $70,334 of additional amortization on the unamortized discount on the $100,000 at the date of exercise as interest expense resulting from recording the value of the beneficial conversion features as equity upon issuance of the debentures.

                                       F1-35

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)

                        CONSOLIDATED FINANCIAL STATEMENTS

                      March 31, 2000 and December 31, 1999


                                      F2-1

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                           Consolidated Balance Sheets

                                     ASSETS

                                           March 31,   December 31,
                                             2000         1999
                                          ----------   ----------
                                         (Unaudited)
CURRENT ASSETS

   Cash                                    3,677,978   $  368,276
   Advances to employees (Note 3)            663,965      658,965
   Overpayment receivable                     74,700         --
   Prepaid expenses, net (Note 5)            827,500         --
                                          ----------   ----------

     Total Current Assets                  5,244,143    1,027,241
                                          ----------   ----------

EQUIPMENT (Note 2)                           754,884       52,555
                                          ----------   ----------

OTHER ASSETS

   Prepaid expenses, net (Note 5)          1,000,000         --
   Equipment procurement costs (Note 4)         --        364,110
   Deposits                                   20,402       20,402
                                          ----------   ----------

     Total Other Assets                    1,020,402      384,512
                                          ----------   ----------

     TOTAL ASSETS                         $7,019,429   $1,464,308
                                          ==========   ==========

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                      F2-2

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                     Consolidated Balance Sheets (Continued)


                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
                 ----------------------------------------------

                                                          March 31,     December 31,
                                                            2000             1999
                                                        ------------    ------------
                                                         (Unaudited)
CURRENT LIABILITIES

   Accounts payable                                     $  2,341,069    $  1,453,908
   Accrued expenses (Note 8)                                 190,803         326,582
   Notes payable - related parties (Note 6)                2,227,477       4,040,051
                                                        ------------    ------------

     Total Current Liabilities                             4,759,349       5,820,541
                                                        ------------    ------------

LONG-TERM DEBT

   Convertible debentures payable - related parties,
    net of discount of $545,000 and $637,000 (Note 7)          5,000          13,000
                                                        ------------    ------------

     Total Long-Term Debt                                      5,000          13,000
                                                        ------------    ------------

     Total Liabilities                                     4,764,349       5,833,541
                                                        ------------    ------------

STOCKHOLDERS' EQUITY (DEFICIT)

   Preferred stock: 20,000,000 shares authorized of
    $0.001 par value; no shares outstanding                     --              --
   Common stock: 500,000,000 shares authorized of
    $0.01 par value; 35,218,370 and 32,835,925 shares
    issued and outstanding, respectively                     352,184         328,359
   Additional paid-in capital                             14,757,008       5,589,224
   Deficit accumulated during the development stage      (12,854,112)    (10,286,816)
                                                        ------------    ------------

     Total Stockholders' Equity (Deficit)                  2,255,080      (4,369,233)
                                                        ------------    ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY
      (DEFICIT)                                         $  7,019,429    $  1,464,308
                                                        ============    ============


                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                      F2-3

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                      Consolidated Statements of Operations
                                   (Unaudited)

                                                                        From
                                                                    Inception on
                                                                       March 26,
                                     For the Three Months Ended     1992 Through
                                              March 31,                March 31,
                                        2000            1999            2000
                                    ------------    ------------    ------------
REVENUES                            $       --      $       --      $       --

EXPENSES

   General and administrative          2,500,051         618,873      10,368,509
   Research and development               59,549            --         1,309,549
   Depreciation and amortization          39,842           4,663          90,536
                                    ------------    ------------    ------------

     Total Expenses                    2,599,442         623,536      11,768,594
                                    ------------    ------------    ------------

     LOSS FROM OPERATIONS             (2,599,442)       (623,536)    (11,768,594)
                                    ------------    ------------    ------------

OTHER INCOME (EXPENSE)

   Interest income                        36,173            --            36,173
   Gain on settlement of debt            165,349            --           165,349
   Loss on sale of assets                   --              --          (387,649)
   Interest expense                     (169,376)        (86,625)       (899,391)
                                    ------------    ------------    ------------

     Total Other Income (Expense)         32,146         (86,625)     (1,085,518)
                                    ------------    ------------    ------------

NET LOSS                            $ (2,567,296)   $   (710,161)   $(12,854,112)
                                    ============    ============    ============

BASIC LOSS PER SHARE                $      (0.07)   $      (0.14)
                                    ============    ============

WEIGHTED AVERAGE SHARES
 OUTSTANDING                          34,165,608       4,936,484
                                    ============    ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                      F2-4

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
            Consolidated Statements of Stockholders' Equity (Deficit)

                                                                               Deficit
                                                                             Accumulated
                                                               Additional    During the
                                        Common Stock            Paid-In      Development
                                    Shares        Amount        Capital         Stage
                                 -----------   -----------    -----------    -----------
Inception, March 26, 1992                --     $      --     $      --      $      --

Net loss from inception on
 March 20, 1992 through
 December 31, 1997                       --            --            --       (2,306,366)
                                 -----------   -----------    -----------    -----------

Balance, December 31, 1997               --            --            --       (2,306,366)

February 24, 1998, common
 stock issued for cash to
 employees at $0.003 per share        395,467         3,955        (2,817)          --

March 6,1998, common stock
 issued for cash to employees
 at $0.003 per share                  121,904         1,219          (869)          --

March 12, 1998, common stock
 issued for cash to an employee
 at $0.003 per share                   33,199           332          (237)          --

March 18, 1998, common stock
 issued for cash to an employee
 at $0.003 per share                    2,575            26           (19)          --

April 2, 1998, common stock
 issued for cash to a lender at
 $0.003 per share                     130,500         1,305          (930)          --

May 14, 1998, common stock
 issued for cash to an employee
 at $0.003 per share                   14,755           147          (106)          --
                                  -----------   -----------    -----------    -----------

Balance Forward                       698,400   $     6,984    $   (4,978)    $(2,306,366)
                                  -----------   -----------    -----------    -----------

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                      F2-5

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                   Deficit
                                                                                   Accumulated
                                                                     Additional    During the
                                               Common Stock            Paid-In     Development
                                           Shares        Amount        Capital        Stage
                                        -----------   -----------   -----------    -----------
Balance Forward                             698,400   $     6,984   $    (4,978)   $(2,306,366)

June 16, 1998, common stock
 issued for cash, 42,178 issued to
 employees,  43,152 issued to
 consultants, 60,900 issued to
 lenders, 6,960 issued to a landlord
 and 8,352 issued to vendors,
 at $0.003 per share                        161,542         1,615        (1,152)          --

June 16, 1998, common stock
 issued for debt cancellation to the
 company's founders at $0.079 per
 share                                    1,061,400        10,614        73,267           --

July 29, 1998, common stock
 issued for cash to a consultant
 at $0.003 per share                         34,800           348          (248)          --

Net loss for the year ended
 December 31, 1998                             --            --            --       (2,917,964)
                                        -----------   -----------   -----------    -----------

Balance, December 31, 1998                1,956,142        19,561        66,889     (5,224,330)

March 5, 1999, common stock
 issued for cash to an employee
 at $0.003 per share                        334,080         3,341        (2,381)          --

March 22, 1999 common stock
 issued for cash to an employee
 at $0.003 per share                        286,682         2,867        (2,043)          --

March 22, 1999, 34,800 shares
 issued to a an officer  and  founder
 for debt cancellation  of $50,000,
 496,248 shares issued to a consultant
 for past due fees of $1,426 and
 18,450,172 shares issued to
 employees for past due salaries
 of $53,104 at $0.005 per share          19,011,220       190,112       (85,582)          --
                                        -----------   -----------   -----------    -----------

Balance Forward                          21,588,124   $   215,881   $   (23,117)   $(5,224,330)
                                        -----------   -----------   -----------    -----------

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                      F2-6

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                  Deficit
                                                                                 Accumulated
                                                                  Additional     During the
                                            Common Stock           Paid-In       Development
                                        Shares       Amount        Capital         Stage
                                     -----------   -----------   -----------    -----------
Balance Forward                       21,588,124   $   215,881   $   (23,117)   $(5,224,330)

April 22, 1999, common stock
 issued for cash to a consultant
 at $0.003 per share                     129,734         1,297          (924)          --

April 27, 1999, common stock
 issued for cash to an employee
 at $0.003 per share                       5,951            59           (43)          --

April 27, 1999,  common  stock
 issued  to a  landlord, 69,600
 shares,  and a consultant, 26,100
 shares, for rent of $200 and
 fees of $75, at $0.003 per share         95,700           957          (682)          --

April 28, 1999, common stock
 issued for cash to a consultant
 at $0.003 per share                      12,180           122           (87)          --

April 30, 1999, common stock
 issued for cash to a consultant
 at $0.003 per share                       2,888            29           (21)          --

April 30, 1999, common stock
 issued to consultants for fees
 at $0.003 per share                      22,968           230          (164)          --

May 3, 1999, common stock
 issued to a consultant for fees
 at $0.003 per share                      25,717           257          (183)          --
                                     -----------   -----------   -----------    -----------

Balance Forward                       21,883,262   $   218,832   $   (25,221)   $(5,224,330)
                                     -----------   -----------   -----------    -----------

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                      F2-7

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                    Deficit
                                                                                  Accumulated
                                                                   Additional     During the
                                              Common Stock           Paid-In      Development
                                          Shares        Amount       Capital         Stage
                                       -----------   -----------   -----------    -----------
Balance Forward                         21,883,262   $   218,832   $   (25,221)   $(5,224,330)

May 5, 1999, common stock
 issued for cash, 16,008 shares to a
 vendor and 16,008 shares  to a
 consultant, at $0.003 per share            32,016           320          (228)          --

May 7, 1999, common stock
 issued for cash to a landlord
 at $0.003 per share                           348             3            (2)          --

May 7, 1999, common stock
 issued to an employee for salary at
 $0.003 per share                        2,610,000        26,100       (18,600)          --

May 13, 1999, common stock
 issued for cash to a consultant
 at $0.003 per share                       139,200         1,392          (992)          --

May 19, 1999,  common  stock
 issued  for cash, shares to a
 lender and 348,000 shares to a
 consultant at $0.003 per share            372,360         3,724        (2,654)          --

June 17, 1999, common stock
 issued for cash to a vendor at
 $0.003 per share                            6,960            70           (50)          --

Recapitalization (Note 1)                6,291,450        62,915     2,698,858           --

June 23, 1999, options issued
 below market value                           --            --          14,097           --

July 12, 1999, options issued
 below market value                           --            --          62,561           --
                                       -----------   -----------   -----------    -----------

Balance Forward                         31,335,596   $   313,356   $ 2,727,769    $(5,224,330)
                                       -----------   -----------   -----------    -----------

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                      F2-8

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                    Deficit
                                                                                  Accumulated
                                                                     Additional   During the
                                              Common Stock            Paid-In     Development
                                         Shares         Amount        Capital        Stage
                                      -----------    -----------    -----------   -----------
Balance Forward                        31,335,596    $   313,356    $ 2,727,769   $(5,224,330)

July 15, 1999, common stock
 issued for cash at $5.00 per
 share for exercise of options             10,000            100         49,900          --

July 15, 1999, common stock
 issued for services at $7.80
 per share                                 15,000            150        116,850          --

July 26, 1999, common stock
 issued for cash at $5.00 per
 share for exercise of options             10,000            100         49,900          --

August 12, 1999, common stock
 issued for loan consideration at
 $2.50 per share                          100,000          1,000        249,000          --

September 2, 1999, common
 stock issued for services valued
 at $1.94 per share                        20,000            200         38,600          --

September 9, 1999, options
 issued below market value                   --             --            1,139          --

September 9, 1999, common
 stock issued for cash at $1.00
 per share                                100,000          1,000         99,000          --

October 1, 1999, cancellation of
 common stock valued at zero             (502,500)        (5,025)         5,025          --

November 16, 1999, value of
 beneficial conversion features
 of convertible debentures (Note 7)          --             --          650,000          --

November 29, 1999, common
 stock issued for finders fee
 valued at $1.34 per share                400,000          4,000        533,200          --
                                      -----------    -----------    -----------   -----------

Balance Forward                        31,488,096    $   314,881    $ 4,520,383   $(5,224,330)
                                      -----------    -----------    -----------   -----------

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                      F2-9

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                       Deficit
                                                                                    Accumulated
                                                                     Additional     During the
                                               Common Stock            Paid-In      Development
                                          Shares         Amount        Capital          Stage
                                      ------------   ------------   ------------    ------------
Balance Forward                         31,488,096   $    314,881   $  4,520,383    $ (5,224,330)

Stock offering costs                          --             --         (537,200)           --

December 7, 1999, options
 issued below market value                    --             --          130,402            --

December 8, 1999, common stock
 issued for cash at $0.70 per share         71,839            718         49,282            --

December 9, 1999, common stock
 issued for cash at $0.71 per share        175,070          1,751        123,249            --

December 9, 1999, common stock
 issued for cash at $0.71 per share         49,020            490         34,510            --

December 10, 1999, common stock
 issued for cash at $0.84 per share        111,111          1,111         98,889            --

December 10, 1999, common stock
 issued for cash at $0.90 per share         33,333            333         29,667            --

December 16, 1999, common stock
 issued for cash at $0.83 per share        193,939          1,939        158,061            --

December 21, 1999, common stock
 issued for cash at $0.83 per share        120,773          1,208         98,792            --

December 31, 1999, common stock
 issued for exercise of warrants at
 $1.50 per share                           592,744          5,928        883,189            --

Net loss for the year ended
 December 31, 1999                            --             --             --        (5,062,486)
                                      ------------   ------------   ------------    ------------

Balance, December 31, 1999              32,835,925   $    328,359   $  5,589,224    $(10,286,816)
                                      ------------   ------------   ------------    ------------

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                     F2-10

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                       Deficit
                                                                                     Accumulated
                                                                      Additional     During the
                                              Common Stock              Paid-In      Development
                                          Shares         Amount         Capital         Stage
                                       ------------   ------------   ------------   ------------
Balance, December 31, 1999               32,835,925   $    328,359   $  5,589,224   $(10,286,816)

January 4, 2000, common stock
 issued for debt and consideration
 for loan default at $2.75 per share
 (unaudited)                                147,580          1,476        236,024           --

January 5, 2000 common stock
 issued for services at $4.34
 per share (unaudited)                       60,000            600        259,800           --

January 26, 2000, common stock
 issued pursuant to a private
 placement at $2.10 per share
 (unaudited)                                 47,619            476         99,524           --

February 1, 2000, warrants granted
 below market value (unaudited)                --             --          412,423           --

February 18, 2000 options granted
 below market value (unaudited)                --             --          424,596           --

February 22, 2000, options granted
 below market value (unaudited)                --             --          624,998           --

March 9, 2000, common stock
 issued for exercise of warrants at
 $1.99 per share (unaudited)                 62,792            628        124,391           --

March 16, 2000, common stock
 issued for convertible debenture
 at $1.50 per share (unaudited)              66,667            667         99,333           --

March 16, 2000, common stock
 issued for exercise of warrants at
 $0.75 per share (unaudited)                133,333          1,333         98,667           --
                                       ------------   ------------   ------------   ------------

Balance Forward                          33,353,916   $    333,539   $  7,968,980   $(10,286,816)
                                       ------------   ------------   ------------   ------------

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                     F2-11

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
      Consolidated Statements of Stockholders' Equity (Deficit) (Continued)

                                                                                       Deficit
                                                                                     Accumulated
                                                                       Additional    During the
                                                Common Stock             Paid-In     Development
                                           Shares         Amount         Capital        Stage
                                        ------------   ------------   ------------   ------------
Balance Forward                           33,353,916   $    333,539   $  7,968,980   $(10,286,816)

March 27, 2000,  3 stock
 issuances  for payment of debt at an
 average  price of $4.95 per share
 (unaudited)                                  46,486            465        231,347           --

January 25 - March 27, 2000,
56 stock issuances pursuant
 to a private placement
 memorandum at a weighted
 average price of $3.62 per share
 (unaudited)                               1,817,968         18,180      6,556,681           --

Net loss for the three months
 ended March 31, 2000 (unaudited)               --             --             --       (2,567,296)
                                        ------------   ------------   ------------   ------------

Balance, March 31, 2000
 (unaudited)                              35,218,370   $    352,184   $ 14,757,008   $(12,854,112)
                                        ============   ============   ============   ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                     F2-12

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                      Consolidated Statements of Cash Flows
                                   (Unaudited)

                                                                                            From
                                                                                          Inception on
                                                                                          March 26,
                                                           For the Three Months           1992 Through
                                                                 March 31,                March 31,
                                                           2000            1999             2000
                                                       ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net loss                                            $ (2,567,296)   $   (710,161)   $(12,854,112)
   Adjustments to reconcile net loss to net cash
    provided (used) by operating activities:
     Depreciation and amortization                           39,842           4,663          90,536
     Value on common stock, warrants, options
      and discounts on equity instruments issued
      for services                                        1,859,917         514,772       2,473,916
     Amortization of debenture discount                      92,000            --           105,000
     Loss on sale of assets                                    --              --           387,649
   Change in operating asset and liability accounts:
     (Increase) decrease in overpayment receivable          (74,700)           --           (74,700)
     (Increase) decrease in prepaid assets                 (752,500)           --          (752,500)
     (Increase) decrease in other assets                    359,110         (71,320)       (320,257)
     Increase (decrease) in accounts payable                 (4,829)        163,032       1,447,633
     Increase (decrease) in accrued expenses               (114,387)        106,175         658,112
                                                       ------------    ------------    ------------

       Net Cash Provided (Used) by Operating
        Activities                                       (1,062,843)          7,161      (8,738,723)
                                                       ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES

   Proceeds from sale of assets                                --              --                 1
   Purchase of fixed assets                                (714,761)           --          (822,830)
   Equipment procurement costs                                 --              --          (364,110)
                                                       ------------    ------------    ------------

       Net Cash (Used) by Investing Activities             (714,761)           --        (1,186,939)
                                                       ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES

   Repayment of note payable                             (1,761,222)           --        (2,009,457)
   Loans from related parties                                48,648            --         7,272,935
   Issuance of convertible debentures                          --              --           650,000
   Common stock issued for cash                           6,799,880            --         7,690,162
                                                       ------------    ------------    ------------

       Net Cash Provided by Financing Activities          5,087,306            --        13,603,640
                                                       ------------    ------------    ------------

NET INCREASE IN CASH AND CASH
 EQUIVALENTS                                              3,309,702           7,161       3,677,978

CASH AND CASH EQUIVALENTS AT BEGINNING
 OF PERIOD                                                  368,276           3,184            --
                                                       ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END
 OF PERIOD                                             $  3,677,978    $     10,345    $  3,677,978
                                                       ============    ============    ============

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                     F2-13

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                Consolidated Statements of Cash Flows (Continued)
                                   (Unaudited)

                                                                                 From
                                                                              Inception on
                                                                                March 26,
                                                     For the Three Months     1992 Through
                                                          March 31,             March 31,
                                                     2000          1999           2000
                                                  ----------   ------------   -----------
CASH PAID FOR:

   Interest                                       $     --     $       --     $     --
   Income taxes                                   $     --     $       --     $     --

NON-CASH FINANCING ACTIVITIES

   Value of common stock, warrants, options and
    discounts on equity instruments issued for
    services                                      $1,859,917   $       --     $2,473,916
   Common stock issued for recapitalization       $     --     $       --     $2,761,773
   Common stock issued for conversion of debt     $  531,812   $       --     $1,867,225

                 The accompanying notes are an integral part of
                    these consolidated financial statements

                                     F2-14

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS

              The consolidated financial statements presented are those of Ocean Power Corporation and its wholly-owned Subsidiaries (the Company).

              The Company has had limited activities since inception and is considered a development stage company because no significant revenues have been realized and planned principal operations have not yet commenced. The Company is planning to engage in the business of developing and marketing water desalination and renewable power generation systems that will be modular and mass produced. The Company plans to pursue regional joint ventures in water and power challenged markets to build, own, operate and transfer modular seawater desalination and power plants.

              PTC Holdings, Inc. (Holdings) (formerly H Power Technologies, Inc.) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware.

              PTC Group, Inc., (Group) (formerly Intryst, Inc.) was incorporated under the laws of the State of Idaho on April 24, 1969.

              On June 22, 1999, Group and Holdings completed an Agreement and Plan of Merger whereby Group issued 25,044,146 shares of its common stock in exchange for all of the outstanding common stock of Holdings. Immediately prior to the Agreement and Plan of Merger, Group had 6,291,450 shares of common stock issued and outstanding. The acquisition was accounted for as a recapitalization of Holdings because the shareholders of Holdings controlled Group after the acquisition. At the effective date of the transaction, each share of Holdings controlled Group after the acquisition. At the effective date of the transaction, each share of Holdings was converted into 3.48 shares of Group with Group being the surviving entity in the merger. Holdings was treated as the acquiring entity for accounting purposes and Group was the surviving entity for legal purposes. There was no adjustment to the carrying value of the assets or liabilities of Holdings, nor was there any adjustment to the carrying value of the net assets of Group. Costs of approximately $245,000 associated with this transaction were expensed as incurred. On August 19, 1999, the shareholders of the Company authorized a 1 for 10 reverse stock split at which time the par value was changed form $0.001 to $0.01. A result of this par value change is that the common stock issuances prior to June 22, 1999 which had been valued at the original par value of $0.001 now reflect a deficit in the additional paid-in capital. All references to shares of common stock have been retroactively restated.

              On  July  12,  1999,   Group  changed  its  name  to  Ocean  Power
              Corporation (Idaho).

              On July 21, 1999,  Ocean Power  Corporation  (Delaware) was formed
              for  the  purpose  of  changing   the   domicile  of  Ocean  Power
              Corporation (Idaho).

              On July 28, 1999, Delaware and Idaho merged to change the domicile from Idaho to Delaware with Delaware being the surviving entity.

                                     F2-15

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 1 -      ORGANIZATION AND DESCRIPTION OF BUSINESS (Continued)

              The Subsidiaries:

              Integrated Water and Power Corporation (IWP) (formerly Clean Air Power Technologies Corporation) (formerly Advanced Technologies Manufacturing Corporation) was incorporated on December 11, 1996 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. IWP is currently inactive.

              Advanced Power Sources Corporation (APS) (formerly ZE-Power Technologies Corporation) (formerly P.T.C. Corporation) was incorporated on March 26, 1992 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. APS is currently inactive.

              Manufacturing Technologies Corporation (MTC) was incorporated on January 7, 1997 under the laws of the State of Delaware to engage in any lawful act or activity for which corporations may be organized under the General Corporation Laws of Delaware. MTC is currently inactive.

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

              a.  Accounting Method

              The Company's consolidated financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year end.

              b.  Basic Loss Per Share

              The computation of basic loss per share of common stock is based on the weighted average number of shares outstanding during the period of the financial statements. Diluted loss per share is not presented because it is equal to basic loss per share as a result of the antidilutive nature of the stock equivalents. The earnings per share for periods prior to the business combination have been restated to reflect the equivalent number of shares received by Holdings.

                                                              For the Three Months Ended
                                                                       March 31,
                                                        ---------------------------------------
                                                                2000               1999
                                                        ------------------  ------------------
                                                             (Unaudited)         (Unaudited)
              Net loss
                (numerator)                             $      (2,567,296)  $         (710,161)

              Weighted average shares outstanding
                (denominator)                                   34,165,608           4,936,484
                                                        ------------------  ------------------

              Basic loss per share                      $            (0.07) $            (0.14)
                                                        ==================  ==================


                                     F2-16

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              c.  Provision for Taxes

              The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, using the liability method. The estimated future tax effect of differences between the basis in assets and liabilities for tax and accounting purposes is accounted for as deferred taxes. In accordance with the provisions of SFAS No. 109, a valuation allowance would be established to reduce deferred tax assets if it were more likely than not that all, or some portion, of such deferred tax assets would not be realized. A full allowance against deferred tax assets was provided as of March 31, 2000.

              At March 31, 2000, the Company has net operating loss carryforwards of approximately $12,255,000 that may be offset against future taxable income through 2020. No tax benefit has been reported in the financial statements, because the Company believes it is more likely than not that the carryforwards will expire unused. Accordingly, the potential tax benefits of the loss carryforwards are offset by a valuation allowance of the same amount.

              d.  Cash and Cash Equivalents

              The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

              e.  Principles of Consolidation

              The financial statements include the consolidated accounts of Ocean Power Corporation and its wholly-owned subsidiaries:
              Integrated Water and Power Corporation, Advanced Power Sources Corporation and Manufacturing Technologies Corporation. All significant intercompany accounts and transactions have been eliminated.

              f.  Equipment

              Office equipment and software are recorded at cost. Major additions and renewals are capitalized and depreciated over their estimated useful lives of 3 to 7 years using the straight-line method. Leasehold improvements are depreciated over the shorter of their useful lives or the lease term. Depreciation expense for continuing operations for the three months ended March 31, 2000 and 1999 was $14,842 and $4,663, respectively.


                                     F2-17

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              f.  Equipment (Continued)

              Equipment consists of the following:

                                                         March 31,        December 31,
                                                           2000               1999
                                                    ------------------  ------------------
                                                       (Unaudited)

                  Equipment                         $          696,310  $           -
                  Office equipment and furniture                45,105              36,748
                  Computers and software                        47,338              46,834
                  Phone system                                  19,667              19,667
                  Leasehold improvements                         9,590              -
                  Accumulated depreciation                     (63,126)            (50,694)
                                                    ------------------  ------------------

                  Net Equipment                     $          754,884  $           52,555
                                                    ==================  ==================

              g.  Estimates

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              h.  Revenue Recognition Policy

              The  Company   currently  has  no  source  of  revenues.   Revenue
              recognition policies will be determined when principal operations begin.

              i.  Advertising

              The  Company   follows  the  policy  of  charging   the  costs  of
              advertising to expense as incurred.

              j.  Long-lived Assets

              All long-lived assets are evaluated whenever events or changes in circumstances indicate that the carrying value of an asset may not be recovered. Any impairment in value is recognized as an expense in the period when the impairment occurs.

              k.  Research and Development

              All amounts expended for research and development are charged to expense as incurred. The Company expensed $59,549 and $-0- as research and development for the three months ending March 31, 2000 and 1999, respectively.


                                     F2-18

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999

NOTE 2 -      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

              l.  Unaudited Financial Statements

              The accompanying unaudited consolidated financial statements include all of the adjustments which, in the opinion of management, are necessary for a fair presentation. Such adjustments are of a normal recurring nature. It should be noted that the 1999 consolidated financial statements have been restated for corrections of errors. These errors occurred in the latter part of 1999, consequently, they do not have a material effect on the operations presented for the 3 months ended March 31, 1999.

              m.  Reclassification

              Certain 1999 balances have been reclassified to conform to the 2000 presentations.

              n.  Software Costs

              The Company applies the provisions of SOP 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". All softwear used by the Company is considered to be purchased general use software and is capitalized pursuant to the Company's fixed asset capitalization policies.

              o.  Stock Options and Warrants

              As permitted by FASB Statement 123 "Accounting for Stock Based Compensation" (SFAS No. 123), the Company elected to measure and record compensation cost relative to employee stock option costs in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations and make proforma disclosures of net income and earnings per share as if the fair value method of valuing stock options had been applied. Under APB Opinion 25, compensation cost is recognized for stock options granted to employees when the option price is less than the market price of the underlying common stock on the date of grant. As of December 31, 1999, there were no options outstanding which were granted to employees.

              p.  Valuation of Options and Warrants

              The valuation of options and warrants granted for services are estimated as of the earlier of the grant date or the date that becomes probable that the performance will be completed. Pursuant to the requirements of EITF 96-18, the options and warrants will continue to be revalued in situations where they are granted prior to the completion of the performance.

NOTE 3 -      ADVANCES

              During 1997, 1998, 1999 and 2000, the Company made cash advances of $663,965 to certain employees. The advances were formalized through the signing of notes receivable bearing interest at 7% per annum with each employee at the end of each year. Per the terms of the notes, interest is added to the balance of the notes at the end of each year.


                                     F2-19

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999

NOTE 3 -      ADVANCES (Continued)

              Advances to employees including accrued interest at March 31, 2000 and December 31, 1999 consisted of the following:

                                           March 31,          December 31,
                                             2000                 1999
                                       ------------------  -----------------
                                         (Unaudited)

                  December 31, 1997    $          123,826  $         123,826
                  December 31, 1998               114,805            114,805
                  December 31, 1999               420,334            420,334
                  March 31, 2000                    5,000             -
                                       ------------------  -----------------

                      Total advances   $          663,965  $         658,965
                                       ==================  =================

NOTE 4 -      EQUIPMENT PROCUREMENT COSTS

              During July and August 1999, the Company made deposits on a vapor compression distillation unit to be used in the development of its water desalination system in the amount of $300,000.

              During September 1999, the Company paid moving, storage and set up costs on the above mentioned equipment of $64,110.

              During March 2000, the Company paid the remaining $200,000 on this equipment and capitalized a total of $564,110. This amount is included in fixed assets.

NOTE 5 -      PREPAID EXPENSES

              The Company's prepaid expense is comprised of the following items:

                                                              March 31,     December 31,
                                                                2000            1999
                                                         -----------------  ------------
                                                             (Unaudited)

                  Prepaid consulting services            $       1,375,000  $          -
                  Prepaid services                                 192,500             -
                  Prepaid license agreement                        250,000             -
                  Prepaid legal                                     10,000             -
                                                         -----------------  ------------

                             Total Prepaid Expenses              1,827,500             -

                             Less Current Portion                 (827,500)            -
                                                         -----------------  ------------

                             Long-Term Portion           $       1,000,000  $          -
                                                         =================  ============

              During March 2000, the Company purchased a motor from STM Corporation (STM) for the development of its desalination equipment for $132,200. As part of this purchase, the Company entered into a thirty year license agreement to obtain certain exclusive rights to STM patented and unpatented technology related to Stirling cycle heat engines. The agreement begins in April 2000, for a minimum payment of $500,000 per year. At March 31, 2000, the Company prepaid $250,000 towards this license agreement.


                                     F2-20

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999

NOTE 5 -      PREPAID EXPENSES (Continued)

              The Company also entered into a service agreement for the motor beginning April 2000. The agreement calls for the payment of $192,500 for one year. At March 31, 2000, the Company prepaid the full amount of this agreement.

              During  January  2000,  the  Company  entered  into  a  three-year
              consulting   agreement   with  Clement  J.  Wohlreich  to  receive
              financial,  marketing and management services. (Note 10.)

NOTE 6 -      NOTES PAYABLE - RELATED PARTIES

              Notes payable at March 31, 2000 consist of the following:

              Note payable to a shareholder bearing interest at 10%
               per annum, due upon demand, secured by personal
               guarantee of officer.                                            $         102,199

              Unsecured note payable to an employee bearing interest
               at 10% per annum, all unpaid interest and principle due
               upon demand.                                                               256,021

              Unsecured note payable to an officer bearing interest
               at 10% per annum, all unpaid interest and principle due
               upon demand.                                                               556,835

              Unsecured note payable to an officer bearing interest at
               10% per annum, due upon demand.                                            591,709

              Unsecured note payable to an employee bearing interest at
               10% per annum, due upon demand.                                             69,371

              Unsecured note payable to an employee bearing interest at
               10% per annum, due upon demand.                                            321,857

              Unsecured note payable to an employee bearing interest at
               10% per annum, due upon demand.                                             63,431

              Unsecured note payable to an employee bearing interest at
               10% per annum, due upon demand.                                            142,994

              Unsecured note payable to an employee bearing interest at
               10% per annum, due upon demand.                                             19,200

              Unsecured note payable to an employee bearing interest at
               10% per annum due upon demand.                                              89,283

              Unsecured note payable to an employee bearing interest at
               10% per annum, due upon demand.                                             14,577
                                                                                -----------------

              Total Notes Payable - Related Parties                             $       2,227,477
                                                                                =================


                                     F2-21

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 6 -      NOTES PAYABLE - RELATED PARTIES (Continued)

              Annual maturities of notes payable - related parties are as follows:

                         Years Ending
                         December 31,
                         ------------
                             2000                   $       2,227,477
                                                    =================

              Total interest expense to related parties was $61,126 and $83,136 for the three months ended March 31, 2000 and 1999, respectively.

NOTE 7 -      CONVERTIBLE DEBENTURES - RELATED PARTIES

              During November 1999, the Company issued three convertible debentures for $100,000 each in exchange for Company expenses such as advertising, promotion, travel and investor relations expenses incurred by the Company and paid on behalf of the Company from January 1999 through November 1999. Two of the debentures are due August 1, 2004 and the third is due November 1, 2004. The debentures accrue interest at 12% per annum. The holders of the debentures retain the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of these debentures carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with these debentures amounted to $7,500 at March 31, 2000.

              During March 2000, 66,667 shares of common stock were issued to convert one of the three debentures and 133,333 warrants associated with the convertible debenture were granted and exercised.

              During November 1999, the Company issued a convertible debenture for $350,000 in exchange for Company expenses such as advertising, promotion, travel and investor relations expenses incurred by the Company and paid on behalf of the Company from January 1999 to November 1999. The debenture is due August 1, 2004 and accrues interest at 12% per annum. The holder of the debenture retains the option to convert for a period of five years any portion of the debt into the Company's restricted common stock at a price of $1.50 per share. Any shares issued under the conversion privileges of this debenture also carry two purchase warrants allowing the holder to purchase one additional restricted share for each share purchase warrant held at a price of $0.75 per share. The share purchase warrants are valid for five years after the date of purchase. Interest expense associated with this debenture amounted to $8,750 at March 31, 2000.


                                     F2-22

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 7 -      CONVERTIBLE DEBENTURES - RELATED PARTIES (Continued)

              The Company recorded a discount on the convertible debentures in order to allocate to additional paid-in capital the value of the beneficial conversion features of the debentures. The beneficial conversion features consist of the debenture holder's rights to convert the debentures into units, each unit consisting of one share of restricted common stock (at a conversion ratio equal to $1.50 per share which was the trading value of the Company's unrestricted common stock measured as of the date of issuance of the debentures) and two attached warrants giving the holders the right to purchase two shares of restricted common stock (each at an exercise price equal to $0.75 per share less than the trading value of the Company's unrestricted stock measured at the date of issuance of the debentures). The value of the beneficial conversion features was computed as the lesser of (1) the value of the warrants or (2) total proceeds of the debentures. As of the date of the issuance of the debentures, the entire proceeds were allocated to additional paid-in capital and a corresponding discount offset the liability under the debentures. The discount is being amortized to interest expense over the term of the debentures. During 2000, interest expense of $92,000 was recognized as the result of amortization of the discount.

NOTE 8 -      ACCRUED EXPENSES

              The company's accrued expenses is comprised of the following items:

                                                                 March 31,      December 31,
                                                                   2000             1999
                                                              --------------  -----------------
                                                                (Unaudited)
                  Accrued payroll taxes payable               $        9,291  $          50,411
                  Accrued interest payable - payroll tax              52,717             52,717
                  Accrued payroll tax penalty                         98,845             98,845
                  Accrued interest payable - notes                    29,950            124,609
                                                              --------------  -----------------

                                Total                         $      190,803  $         326,582
                                                              ==============  =================

              During 1997, 1998, 1999 and 2000, the Company made cash advances of $663,965 to employees. Due to the advances resembling payroll activities, the Company has accrued payroll taxes for the employer's portion at 7.65%, interest at 8% and penalties at 15% for each year. During the three months ended March 31, 2000, the Company repaid $537,519 of the accrued payroll amounts for 1997, 1998 and 1999 through payroll in 2000, resulting in a reduction in accrued payroll taxes of $41,120.


                                     F2-23

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 9 -      GOING CONCERN

              The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has had limited activities since inception and is considered a development stage company because it has no significant operating revenues and planned principal operations have not yet commenced. The Company has incurred significant losses from its inception through March 31, 2000 of approximately $12,900,000. The Company does not have an established source of funds sufficient to cover its operating costs and, accordingly, there is substantial doubt about the ability of the Company to continue as a going concern.

              In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations, the Company will need, among other things, additional capital resources. Management's plans to continue as a going concern include raising additional capital through the sale of common stock, the proceeds of which will be used to develop the Company's products, pay operating expenses and pursue acquisitions and strategic alliances. The Company expects that it will need $4,000,000 to $10,000,000 of additional funds for operations and expansion in 2000 and 2001. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans.

              The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plan described in the preceding paragraph and eventually attain profitable operations. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 10 -     COMMITMENTS AND CONTINGENCIES

              a.  Employment Agreements

              During June 1998, the Company entered into a five year employment agreement with its President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a five year employment agreement with its Secretary/Treasurer. The agreement calls for a base salary of $130,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              During June 1998, the Company entered into a four year employment agreement with an employee. The agreement calls for a base salary of $55,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.


                                     F2-24

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 10 -     COMMITMENTS AND CONTINGENCIES (Continued)

              During June 1998, the Company entered into a five year employment agreement with its Vice President. The agreement calls for a base salary of $182,000 per year allowing for increases each year based on the Consumer Price Index, merit increases and increases in salary or bonus as deemed appropriate to reflect the value of services provided. The agreement also calls for the extension of certain executive benefits.

              b.  Consulting Agreements

              During July 1997, the Company entered into a consulting agreement with Richard Morris Associates for services in connection with the development of the Company's desalination project on an as needed basis. The agreement is for one year and calls for the payment of $1,000 per month plus expenses. During June 1998, the Company extended this agreement through December 1998. During January 1999, the Company extended this agreement through December 1999. During January 2000, the Company extended this agreement through December 2000.

              During June 1999, the Company entered into a consulting agreement with D. Weckstein & Co., Inc. (Weckstein) as financial consultants and investment bankers for a period of two years. The agreement called for the Company to issue options to purchase 30,000 shares of the Company's common stock at a price of $5.00 per share for a period of three years from the date of the agreement. The agreement also calls for cash payments in connection with certain financial transactions consummated as a result of introduction by Weckstein such as mergers, acquisitions, joint ventures, debt or lease placements and similar or other, on-balance or off-balance sheet corporate finance transactions as follows:

              a. 7% of the first  $1,000,000 of the  consideration  paid in such transaction;
              b. 6% of the  consideration  in  excess  of  $1,000,000  and up to
                 $3,000,000;
              c. 5% of the  consideration  in  excess  of  $3,000,000  and up to
                 $5,000,000;
              d. 4% of the  consideration  in  excess  of  $5,000,000  and up to
                 $7,000,000;
              e. 3% of the  consideration  in  excess  of  $7,000,000  and up to
                 $9,000,000; and
              f. 2% of the consideration in excess of $9,000,000.

              During December 1999, the agreement was amended whereby Weckstein will receive options to purchase up to 125,000 shares of common stock at a price of $1.00 per share until December 31, 2003. During 1999, the Company paid $10,000 in commissions to Weckstein. No options were exercised as of December 31, 1999 (see Note 11).

              During March 1999, the Company entered into a consulting agreement with Richard Brown for services in connection with obtaining equity financing for the Company. The agreement calls for the payment of a 10% commission for any and all funds delivered to the Company during 1999. No funds were delivered to the Company by Mr. Brown and no commission payments were made during 1999 or 2000.


                                     F2-25

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 10 -     COMMITMENTS AND CONTINGENCIES (Continued)

              During July 1999, the Company entered into a business consulting agreement with Xcel Associates, Inc. to perform business management and marketing services, which may be renewed for a provisional three month period upon mutual agreement of the parties. The Company agreed to issue 50,000 shares of the Company's common stock as follows: 1) 15,000 shares within one week of signing the agreement; 2) 15,000 shares within 30 days based on mutually agreed upon performance; and 3) 20,000 within the following 60 days based on mutually agreed upon performance as well as the right to purchase up to 100,000 shares of common stock at $5.00 per share and the payment of expenses incurred. Pursuant to the agreement the Company issued 15,000 shares on July 15, 1999 and 20,000 shares on September 2, 1999.

              During January 2000, the Company entered into a three-year consulting agreement with Clement J. Wohlreich to receive financial, marketing and management services. The agreement calls for the Company to issue 100,000 units, each consisting of one share of the Company's common stock and one attached warrant granting the right for three years to purchase one share of common stock for an exercise price of $1.50. As the agreement provides for issuance of the units upon commencement of services, the Company accrued a liability and prepaid expense equal to the value of the common stock and warrant at the inception of the agreement. The liability will be converted to equity upon issuance of the units and the value of the stock and warrants will be expensed over the term of the agreement upon completion of services each quarter. Pursuant to EITF 96-18, accounting for equity instruments that are issued to other than emplyees for acquiring or in conjunction with selling, goods or services, the Company will continue to revalue the stock until issued and the warrants until earned upon completion of services. As of March 31, 2000, the units issuable were valued at $1,500,000 representing the market value of 100,000 shares of the Company's common stock at March 31, 2000 and the value of the 100,000 warrants computed using the Black-Scholes model. During the three month period ended March 31, 2000, $125,000 was expensed and the prepaid expense balance of March 31, 2000 was $1,375,000.

              The valuation of $1,500,000 is derived from the closing price of the Company's stock on March 31, 2000 of $7.50 per share multiplied by the 100,000 shares of common stock and 100,000 warrants. Pursuant to EITF 96-18, the warrants will continued to be revalued because the grant date is prior to the completion of the performance on a quarterly basis.

              During January 2000, the Company entered into a three year consulting agreement with EBM, Inc. to disseminate investor information on the Company to the market place and develop buyers who purchase the Company's stock. The agreement calls for the Company to pay $4,000 per month until the Company secures a total of $5,000,000 in financing, then the Company will pay $6,000 per month for 12 months and grant 100,000 options to purchase the Company's common stock. The options will have a four year life and at $1.50 per share. The Company recognized consulting expense of $624,999 on the grant of the options.

              During January 2000, the Company entered into a consulting agreement with Donner Corp. International to provide initial marketing and promotion services. The agreement calls for the Company to pay a retainer of $2,500, $100,000 for services in connection with assisting the Company to implement its business objectives and issue 100,000 warrants to purchase the Company's common stock at a strike price equal to 80% of the lowest five-day average stock closing price from January 2-31, 2000. The warrants are exercisable for three years beginning February 1, 2000. The Company recognized consulting expense of $412,423 upon the grant of the warrants.

              On February 18, 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated December 7, 1999. The amendment cancels the 125,000 options previously issued and called for the Company to issue 100,000 options to purchase the Company's common stock exercisable at $6.00 per share until February 18, 2000. The Company recognized consulting expense of $424,596 upon the grant of the options.


                                     F2-26

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 10 -     COMMITMENTS AND CONTINGENCIES (Continued)

              During April 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated February 18, 2000. The amendment cancels the 100,000 options previously issued and calls for the Company to issue 110,000 options to purchase the Company's common stock exercisable at $3.00 per share until February 18, 2003. The Company did not recognize any additional consulting expense upon the grant of the options as they had previously recognized $624,998 of consulting expense in 1999 and 2000 associated with this consulting agreement.

              c.  Office Lease

              The Company leases its office space under a non-cancellable operating lease which expires on April 30, 2002. The monthly rent amount is $17,000 with yearly increases of approximately 2% per year. Rent expense for the three months ended March 31, 2000 and 1999 was $48,294 and $55,141, respectively.

              d.  Commitment to Register Shares

              The Company has committed to registering 31,000 shares which were issued in 1996 to the shareholders of Venturetech as part of a spin-off of subsidiaries by Group. The shares are recorded as part of the recapitalization.

NOTE 11 -     DILUTIVE INSTRUMENTS

              a.  Stock Options

              A summary of the Company's outstanding stock options and fair value assumptions used for grants as determined by the Black Scholes pricing model as of March 31, 2000 is presented below:

                          Measurement
                           Date and                         Vesting
                           Date of           Require-       Exercise     Exercise      Trading          Amount
     Description           Grant             ments           Number      Price          Price          Exercised
--------------------  -----------------  -------------  -------------  -----------  -------------  -------------
1) D. Weckstein                06/23/99      Immediate         30,000  $      5.00  $        5.20       Canceled
2) Xcel Associates             07/12/99      Immediate        100,000  $      5.00  $        7.80         20,000
3) Xcel Associates             09/09/99      Immediate        100,000  $      1.00  $        2.90        100,000
4) D. Weckstein                12/07/99      Immediate        125,000  $      1.00  $        1.16       Canceled
                                                        -------------                              -------------

    Balance 12/31/99                                          355,000                                    120,000
                                                        =============                              =============

5) D. Weckstein                02/18/00      Immediate        100,000  $      6.00  $        6.25         -
6) EBM, Inc.                   02/22/00      Immediate        100,000  $      1.50  $        6.25         -
                                                        -------------                              -------------

    Balance 3/31/00                                           555,000                                    120,000
                                                        =============                              =============


                                     F2-27

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999

NOTE 11 -     DILUTIVE INSTRUMENTS (Continued)

                                            Risk-Free
                            Expiration      Interest     Expected       Expected       Expected      Compensation
     Description              Date           Rate          Life        Volatility      Dividends       Exercise
--------------------  -----------------  -------------  -------------  ------------ -------------  ---------------

1) D. Weckstein             Canceled          5.57%              3        185.98%              0  $         14,097
2) Xcel Associates          07/12/00          4.97%              1        226.77%              0            62,561
3) Xcel Associates          03/09/00          5.14%            0.5        113.21%              0             1,139
4) D. Weckstein             12/07/03          5.92%              5        394.09%              0           130,402
                                                                                                  ----------------

    Balance 12/31/99                                                                                       208,199
                                                                                                  ----------------

5) D. Weckstein             02/18/03          6.67%              3        415.31%              0           424,596
6) EBM, Inc.                02/22/04          6.67%              4        415.31%              0           624,998
                                                                                                  ----------------

    Balance 3/31/00                                                                               $      1,257,793
                                                                                                  ================

              b.  Warrants

              A summary of the Company's outstanding warrants and fair value assumptions used for grants as determined by the Black Scholes pricing model as of March 31, 2000 is presented below:

                         Measurement
                          Date and          Vesting
                           Date of          Require-      Exercise      Exercise       Trading        Amount
   Description              Grant           ments          Number         Price         Price        Exercised
--------------------  ------------------  ------------  -------------  ------------  ------------  -------------
1) Various lenders        12/31/98        Upon                533,333  $       1.50  $       1.50        533,333
                                          debenture
                                          conversion

2) Various lenders         3/30/99        Upon                 70,000  $       1.50  $       0.63         70,000
                                          debenture
                                          conversion

3) Various lenders         5/17/99        Upon                720,730  $       1.50  $       0.50          2,913
                                          debenture
                                          conversion

4) Donner Corp, Intl.       2/1/00        Immediately         100,000  $       2.17  $      4.125            -
                                                        -------------                              -------------

    Balance, 3/31/00                                        1,424,063                                    606,246
                                                        =============                              =============

                                             Risk-Free
                              Expiration      Interest       Expected       Expected     Expected
    Description                     Date          Rate           Life     Volatility    Dividends        Expense
--------------------  ------------------  ------------  -------------  ------------- ------------  -------------
1) Various lenders              12/31/04         4.77%              1       180.95%             0  $      52,460
2) Various lenders               3/30/04         4.77%              5       189.95%             0         41,183
3) Various lenders               5/19/04         4.77%              5       319.40%             0        360,173
4) Donner Corp, Intl.             2/1/03         6.43%              3       419.00%             0        412,423
                                                                                                   -------------

    Balance, 3/31/00                                                                               $     866,239
                                                                                                   =============

                                     F2-28

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 12 -     STOCK ISSUANCES

              From January 25 to March 27, 2000, the Company issued 1,817,968 units of its common stock valued at a weighted average price of $3.62 per unit pursuant to a private placement memorandum for $6,574,861 of cash.

              On March 27, 2000, the Company issued 46,486 shares of its common stock in three issuances at a weighted average price of $4.95 per share to unrelated parties for debt cancellation of $231,812.

              On March 16, 2000, the Company issued 66,667 shares of its common stock for the conversion of a convertible debenture related party at $1.50 per share, or $100,000.

              On March 16, 2000, the Company issued 133,333 shares of its common stock for the exercise of warrants attached to the converted debenture described above at $0.75 per share, or $100,000 of cash.

              On March 9, 2000, the Company issued 62,792 shares of its common stock for $125,019 pursuant to the exercise of warrants attached to a private placement.

              On January 26, 2000, the Company issued 47,619 shares of common stock valued at $2.10 per share for cash proceeds of $100,000.

              On January 5, 2000, the Company issued 60,000 shares of its common stock valued at $4.34 per share for consulting services valued at $260,400.

              On January 4, 2000, the Company issued 97,580 shares of its common stock to its landlord for the cancellation of $100,000 of debt and 50,000 shares of its common stock valued at $2.75 per share for consideration for default on a loan valued at $137,500.


                                     F2-29

                    OCEAN POWER CORPORATION AND SUBSIDIARIES
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 12 -     STOCK ISSUANCES (Continued)

              On November 4, 1998, the Company issued a convertible debenture for $800,000 to related parties for funds advanced to Group. The Debenture was convertible into common stock at $1.50 per share which represented the closing price on the date of the issuance of the debenture. Each share converted carried one (1) warrant which was exercisable at $1.50 per share for a period of 4 years. At December 31, 1998, the related parties had converted the entire debenture into 533,333 shares of common stock and exercised 13,502 warrants for total consideration of $820,252. On January 5, 1999, the original debenture terms were amended as follows: The debenture amount was increased to $2,000,000 convertible into common stock at $1.50 per share with one (1) attached warrant exercisable for 5 years from the dates of the debenture conversions. On March 30, 1999, the Company issued 70,000 shares and warrants pursuant to the conversion of this debenture. On May 17, 1999, the Company issued 720,730 and warrants shares pursuant to the conversion of the debenture. Pursuant to the modification, the debenture was canceled as of the date of the recapitalization. On December 31, 1999, the Company issued 592,744 shares of common stock pursuant to the exercise of warrants attached to the convertible debenture. At December 31, 1999, there were 717,817 warrants which have not been exercised and expire by May 17, 2004. All share issuances prior to the recapitalization are included in the recapitalization line on the statement of stockholders' equity.

              On December 21, 1999, the Company issued 120,773 shares of common stock valued at $0.83 per share for $100,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 16, 1999, the Company issued 193,939 shares of common stock valued at $0.83 per share for $160,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 10, 1999, the Company issued 33,333 shares of common stock valued at $0.90 per share for $30,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 10, 1999, the Company issued 111,111 shares of common stock valued at $0.90 per share for $100,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 9, 1999, the Company issued 175,070 shares of common stock valued at $0.71 per share for $125,000 of cash. The share issuance was a part of a $600,000 private placement. (Note 13)

              On December 9, 1999, the Company issued 49,020 shares of common stock valued at $0.71 per share for $35,00 of cash. The share issuance was part of a $600,000 private placement (Note 13).

              On December 8, 1999, the Company issued 71,839 shares of common stock valued at $0.70 per share for $50,000 of cash. The share issuance was a part of a $600,000 private placement (Note 13).


                                     F2-30

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 12 -     STOCK ISSUANCES (Continued)

              On November 29, 1999, the Company issued 400,000 shares of common stock valued at the trading price of $1.34 per share for finders fees relating to cash raised by shareholders of the Company. The total valuation of $537,000 has been presented as an offset to additional paid-in capital as stock offering costs.

              On October 1, 1999, the Company canceled 502,500 shares of common stock which had been issued prior to the reverse merger. Accordingly, the Company canceled the shares at a zero valuation because the expense recorded as part of the retained deficit of Group was eliminated as part of the reverse merger.

              On September 9, 1999, the Company issued 100,000 shares of common stock valued at $1.00 per share for cash.

              On September 2, 1999, the Company issued 20,000 shares of common stock valued at $1.94 per share for consulting services rendered. The shares were issued at the trading price on the date of issue.

              On August 12, 1999, the Company issued 100,000 shares of its common stock valued at $2.50 per share for loan consideration.

              On July, 26, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for cash of $50,000 for the exercise of options granted July 12, 1999.

              On July, 15, 1999, the Company issued 15,000 shares of its common stock valued at $7.80 per share for consulting services of $117,000.

              On July, 15, 1999, the Company issued 10,000 shares of its common stock valued at $5.00 per share for $50,000 for the exercise of options granted July 12, 1999.

              On June 22, 1999, the Company completed a recapitalization between Group (acquired entity) and Holdings, (acquiring entity). The presentation of the recapitalization is as follows: The equity of the acquiring entity (Holdings) is presented as the equity of the combined enterprise; however, the capital stock account of the acquiring entity (Holdings) is adjusted to reflect the par value of the outstanding stock of the legal acquirer (Group) after giving effect to the number of shares issued in the reverse merger. Accordingly, at the date of the recapitalization, the Company had 6,291,450 shares of common stock outstanding; and 25,044,146 shares as detailed below have been retroactively restated for the equivalent number of shares received in the merger by Holdings.

              On February 24,  1998,  March 6, 1998,  March 12, 1998,  March 18,
              1998, May 14, 1998, June 16, 1998,  July 29, 1998,  March 5, 1999,
              March 22, 1999,  April 22, 1999,  April 27, 1999,  April 28, 1999,
              April 30, 1999,  May 5, 1999,  May 13, 1999 and May 19, 1999,  the
              Company issued a total of 1,236,791 shares of its common stock to employees and 725,962 shares of its common stock to consultants valued at $0.003 per share for cash of $5,637.


                                     F2-31

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 12 -     STOCK ISSUANCES (Continued)

              On April 2, 1998, June 16, 1998, May 5, 1999, May 7, 1999, May 19,
              1999 and June 17, 1999, the Company issued a total of 31,320 shares of its common stock to vendors, 215,760 shares to lenders and 7,308 shares to a landlord valued at $0.003 per share for cash of $731.

              On May 7, 1999, the Company issued 2,610,000 shares of its common stock to an employee valued at $0.003 per share for past due salary of $7,500.

              On May 3, 1999, the Company issued 25,717 shares of its common stock to a consultant valued at $0.003 per share for past due fees of $74.

              On April 30, 1999, the Company issued 22,968 shares of its common stock to consultants valued at $0.003 per share for past due fees of $66.

              On April 27, 1999, the Company issued 69,600 and 26,100 shares of its common stock to a landlord and a consultant, respectively, valued at $0.003 per share for past due rent of $200 and past due fees of $75.

              On March 22, 1999, the Company issued 34,800, 496,248 and 18,480,172 shares of its common stock to an officer and founder, consultants and employees, respectively, valued at $0.005 per share for conversion of debt of $50,000, past due fees of $1,426 and past due salaries of $53,104.

              On June 16, 1998, the Company issued 1,061,400 shares of its common stock, to the Company's founders, Joseph Maceda, Robert Campbell and Rocco Guarnaccia, valued at $0.079 per share for conversion of debt of $83,881.

              All share issuances at $0.003 were originally valued at the par value of Holdings of $0.001 because par value represented the fair value of Holdings common stock at the dates of issue but were revalued pursuant to the recapitalization (Note 1).

NOTE 13 -     REGULATION 504D STOCK OFFERING

              During December 1999, the Company issued 755,085 shares of common stock pursuant to a Regulation 504D stock offering for cash of $600,000. The shares were issued at 60% of the closing bid price one day prior to issuance. The shares were issued at prices ranging from $0.70 per share to $0.90 per share at the same time that the closing bid prices were $1.17 to $1.50.


                                     F2-32

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 14 -     PRIVATE PLACEMENT MEMORANDUMS

              During January 2000, the Company authorized a private placement of $100,000 of its restricted common stock. The price of the shares is calculated at 60% of the closing bid price one day prior to issuance. The Company issued 47,619 shares pursuant to this private placement for $100,000, or $2.10 per share. The closing bid price was $3.50.

              On January 24, 2000, the Company authorized a private placement of $5,000,000 of restricted units, each unit consisting of 1 share of restricted common stock and 1 attached warrant. The price of the unit is calculated at 80% of the 5-day average trading value of unrestricted common stock price prior to purchase of the unit. The attached warrant is exercisable at a price of 50% of the 5-day average trading value of unrestricted common stock at the date of the purchase of the unit. Each warrant has a term of 3 years.

              On January 31, 2000, the Company extended this offering to $6,000,000, expiring March 31, 2000.

              On March 26, 2000, the Company removed the time and amounts to be raised limits on the offering.

              The Company issued 1,817,968 shares pursuant to this private placement for $6,574,861, or a weighted average price of $3.62 per share while the weighted average closing bid price was $4.52 through March 31, 2000.

NOTE 15 -     SUBSEQUENT EVENTS

              a.  Private Placements

              From April 1 to June 22, 2000, the Company issued 82,824 units pursuant to the private placement for $250,000 a weighted average price of $3.02 per share while the weighted average closing bid price was $3.77.

              b.  License Agreement

              During April 2000, the Company entered into a license agreement with STM to obtain certain exclusive rights to STM patented and unpatented technology related to Stirling cycle heat engines. The agreement is for thirty years and calls for payments of $500,000 per year.

              c.  Service Agreement

              During April 2000, the Company entered into a one-year service agreement with STM for a motor purchased for the development of its desalination equipment for $192,500.


                                     F2-33

                             OCEAN POWER CORPORATION
                    (Formerly PTC Group, Inc. and Subsidiary)
                          (A Development Stage Company)
                 Notes to the Consolidated Financial Statements
                      March 31, 2000 and December 31, 1999


NOTE 15 -     SUBSEQUENT EVENTS (Continued)

              d.  Consulting Agreements

              During April 2000, the Company signed an amendment to its agreement for consulting services with Weckstein dated February 18, 2000. The amendment cancels the 100,000 options previously issued and calls for the Company to issue 110,000 options to purchase the Company's common stock exercisable at $3.00 per share until February 18, 2003. The Company did not recognize any additional consulting expense upon the grant of the options as they had previously recognized $624,998 of consulting expense in 1999 and 2000 associated with this consulting agreement.

              e.  Employee Options

              On May 26, 2000, the Company granted 598,680 options to J. Michael Hopper. The options have an exercise price of $1.50 per option and a life of 3 years. The Company recorded $1,272,195 of additional compensation expense pursuant to the intrinsic value method of accounting. The Company has determined that the fair value of these options as determined by the Black Scholes pricing model is $3.62 per option or total fair value of $2,169,793.


                                     F2-34

                                  SIGNATURES:
                                  -----------

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      OCEAN POWER CORPORATION




Date: March 22, 2001                  By: /s/ Joseph P. Maceda
--------------------                  ------------------------
                                              Joseph P. Maceda, President